FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	2010 results financial report.

2	2010 results financial statements.

Financial Report

Santander

2010

January - December

Santander
0€
0€

2

Gross income
Million euros

33,489
39,381
42,049
+6.8%
2008
2009
2010

Net operating income
Million euros

18,540
22,960
23,853
+3.9%
2008
2009
2010

Attributable profit
Million euros

8,876
8,943
8,181(1)
-8.5%
2008
2009
2010

Earnings per share
Euros

1.2207
1.0454
0.9418(1)
-9.9%
2008
2009
2010

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 0.9961 euros; -4.7%

Efficiency ratio
%

44.6
41.7
43.3
+1.6 p.p.
2008
2009
2010

Core capital
%

7.5
8.6
8.8
+0.2 p.p.
2008
2009
2010

Distribution of attributable profit by geographic segment
2010

Other Latin America: 6%
Sovereign: 4%
Retail Spain: 15%
Chile: 6%
Portugal: 4%
Mexico: 6%
Germany: 4%
Other Retail Europe: 3%
Global business Europe: 9%
Brazil: 25%
United Kingdom: 18%
Continental Europe: 35%

Distribution of attributable profit by business segment
2010

Asset Management and Insurance: 4%
Retail Spain: 15%
Global Wholesale Banking: 24%
Other Retail Europe: 10%
Retail Sovereign: 4%
Retail United Kingdom: 14%
Retail Latin America: 29%
Retail Banking: 72%

Financial Report January — December 2010

Key consolidated data	3

	2010	2009	Amount	(%)	2008

Balance sheet (Million euros)
Total assets	1,217,501	1,110,529	106,971	9.6	1,049,632
Net customer loans	724,154	682,551	41,603	6.1	626,888
Customer funds under management	985,269	900,057	85,213	9.5	826,567
Shareholders’ equity	75,273	70,006	5,267	7.5	63,768
Total managed funds	1,362,289	1,245,420	116,870	9.4	1,168,355

Income statement (Million euros)
Net interest income	29,224	26,299	2,926	11.1	20,945
Gross income	42,049	39,381	2,668	6.8	33,489
Net operating income	23,853	22,960	893	3.9	18,540
Profit from continuing operations	9,129	9,427	(299)	(3.2)	9,030
Attributable profit to the Group	8,181	8,943	(762)	(8.5)	8,876

EPS, profitability and efficiency (%)
EPS (euro)	0.9418	1.0454	(0.1036)	(9.9)	1.2207
Diluted EPS (euro)	0.9356	1.0382	(0.1026)	(9.9)	1.2133
ROE	11.80	13.90			17.07
ROA	0.76	0.86			0.96
RoRWA	1.55	1.74			1.87
Efficiency ratio (with amortisations)	43.3	41.7			44.6

BIS II ratios and NPL ratios (%)
Core capital	8.8	8.6			7.5
Tier I	10.0	10.1			9.1
BIS ratio	13.1	14.2			13.3
NPL ratio	3.55	3.24			2.04
NPL coverage	73	75			91

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,329	8,229	100	1.2	7,994
Share price (euros)	7.928	11.550	(3.622)	(31.4)	6.750
Market capitalisation (million euros)	66,033	95,043	(29,010)	(30.5)	53,960
Book value (euro)	8.58	8.04			7.58
Price / Book value (X)	0.92	1.44			0.89
P/E ratio (X)	8.42	11.05			5.53

Other data
Number of shareholders	3,202,324	3,062,633	139,691	4.6	3,034,816
Number of employees	178,869	169,460	9,409	5.6	170,961
Continental Europe	54,518	49,870	4,648	9.3	48,467
o/w: Spain	33,694	33,262	432	1.3	34,492
United Kingdom	23,649	22,949	700	3.1	24,379
Latin America	89,526	85,974	3,552	4.1	96,405
Sovereign	8,647	8,847	(200)	(2.3)	—
Corporate Activities	2,529	1,820	709	39.0	1,710
Number of branches	14,082	13,660	422	3.1	13,390
Continental Europe	6,063	5,871	192	3.3	5,998
o/w: Spain	4,848	4,865	(17)	(0.3)	5,022
United Kingdom	1,416	1,322	94	7.1	1,303
Latin America	5,882	5,745	137	2.4	6,089
Sovereign	721	722	(1)	(0.1)	—

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 24 2011, following a favourable report from the Audit and Compliance Committee on January, 19 2011. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Note:	Capital gains and extraordinary allowances in 2009 and 2008 are shown separately as “net of capital gains and extraordinary allowances”.
January — December 2010 Financial Report

4	Consolidated financial report
Income statement

			Variation
Million euros	2010	2009	Amount	(%)	2008

Net interest income	29,224	26,299	2,926	11.1	20,945

Dividends	362	436	(74)	(17.0)	553
Income from equity-accounted method	17	(1)	17	—	117
Net fees	9,734	9,080	654	7.2	9,020
Gains (losses) on financial transactions	2,606	3,423	(817)	(23.9)	2,597
Other operating income/expenses	106	144	(38)	(26.2)	258

Gross income	42,049	39,381	2,668	6.8	33,489

Operating expenses	(18,196)	(16,421)	(1,775)	10.8	(14,949)
General administrative expenses	(16,256)	(14,825)	(1,431)	9.7	(13,580)
Personnel	(9,330)	(8,450)	(879)	10.4	(7,758)
Other general administrative expenses	(6,926)	(6,374)	(552)	8.7	(5,822)
Depreciation and amortisation	(1,940)	(1,596)	(344)	21.5	(1,370)

Net operating income	23,853	22,960	893	3.9	18,540

Net loan-loss provisions	(10,258)	(9,484)	(774)	8.2	(6,601)
Impairment losses on other assets	(471)	(402)	(69)	17.3	(91)
Other income	(1,072)	(1,311)	239	(18.2)	(426)

Profit before taxes (w/o capital gains)	12,052	11,764	288	2.4	11,421

Tax on profit	(2,923)	(2,336)	(587)	25.1	(2,391)

Profit from continuing operations (w/o capital gains)	9,129	9,427	(299)	(3.2)	9,030

Net profit from discontinued operations	(27)	31	(58)	—	319

Consolidated profit (w/o capital gains)	9,102	9,458	(356)	(3.8)	9,349

Minority interests	921	516	405	78.6	473

Attributable profit to the Group (w/o capital gains)	8,181	8,943	(762)	(8.5)	8,876

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group (1)	8,181	8,943	(762)	(8.5)	8,876

EPS (euros) (1)	0.9418	1.0454	(0.1036)	(9.9)	1.2207
Diluted EPS (euros)	0.9356	1.0382	(0.1026)	(9.9)	1.2133

Pro memoria:
Average total assets	1,190,361	1,099,018	91,343	8.3	970,413
Average shareholders’ equity	69,334	64,335	4,999	7.8	51,986

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 8,653 million (-3.2%) and EPS EUR 0.9961 (-4.7%).
Financial Report January — December 2010

Consolidated financial report	5
Quarterly

Million euros	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10

Net interest income	6,039	6,617	6,822	6,820	7,122	7,378	7,396	7,329

Dividends	87	153	94	102	47	144	60	111
Income from equity-accounted method	(13)	10	1	2	3	5	5	4
Net fees	2,164	2,374	2,291	2,252	2,326	2,483	2,481	2,445
Gains (losses) on financial transactions	862	977	777	806	724	567	599	715
Other operating income/expenses	80	16	19	29	38	38	22	9

Gross income	9,221	10,147	10,004	10,010	10,260	10,614	10,563	10,613

Operating expenses	(3,967)	(4,087)	(4,086)	(4,282)	(4,263)	(4,548)	(4,687)	(4,698)
General administrative expenses	(3,587)	(3,681)	(3,679)	(3,877)	(3,812)	(4,070)	(4,206)	(4,168)
Personnel	(2,059)	(2,106)	(2,095)	(2,190)	(2,182)	(2,317)	(2,408)	(2,421)
Other general administrative expenses	(1,529)	(1,575)	(1,583)	(1,687)	(1,629)	(1,753)	(1,798)	(1,746)
Depreciation and amortisation	(379)	(405)	(407)	(405)	(451)	(478)	(481)	(531)

Net operating income	5,254	6,060	5,918	5,728	5,997	6,066	5,876	5,915

Net loan-loss provisions	(2,209)	(2,417)	(2,574)	(2,284)	(2,436)	(2,483)	(2,935)	(2,404)
Impairment losses on other assets	(25)	(241)	(42)	(94)	(57)	(63)	(41)	(310)
Other income	(278)	(232)	(418)	(382)	(331)	(362)	(364)	(16)

Profit before taxes (w/o capital gains)	2,742	3,171	2,883	2,967	3,173	3,158	2,535	3,186

Tax on profit	(614)	(629)	(559)	(535)	(734)	(680)	(634)	(874)

Profit from continuing operations (w/o capital gains)	2,128	2,542	2,325	2,432	2,439	2,477	1,901	2,311

Net profit from discontinued operations	67	(6)	(7)	(23)	(12)	(1)	(4)	(10)

Consolidated profit (w/o capital gains)	2,195	2,536	2,318	2,409	2,427	2,476	1,897	2,301

Minority interests	99	113	97	207	212	246	262	201

Attributable profit to the Group (w/o capital gains)	2,096	2,423	2,221	2,202	2,215	2,230	1,635	2,101

Net extraordinary capital gains and allowances*	—	—	—	—	—	—	—	—

Attributable profit to the Group (1)	2,096	2,423	2,221	2,202	2,215	2,230	1,635	2,101

EPS (euros) (1)	0.2472	0.2846	0.2588	0.2547	0.2553	0.2574	0.1884	0.2408
Diluted EPS (euros)	0.2460	0.2831	0.2584	0.2508	0.2537	0.2558	0.1854	0.2406

(*).-	Including extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

(1).-	In 3T’10, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 2,107 million and EPS EUR 0.2429.
January — December 2010 Financial Report

6	Consolidated financial report
Net fees

			Variation
Million euros	2010	2009	Amount	(%)	2008

Commissions from services	5,632	5,267	366	6.9	4,799
Mutual & pension funds	1,267	1,178	89	7.5	1,627
Securities services	784	774	10	1.3	732
Insurance	2,051	1,861	190	10.2	1,862

Net fees	9,734	9,080	654	7.2	9,020

Operating expenses

			Variation
Million euros	2010	2009	Amount	(%)	2008

Personnel expenses	9,330	8,450	879	10.4	7,758
General expenses	6,926	6,374	552	8.7	5,822
Information technology	798	786	12	1.6	668
Communications	670	632	39	6.1	609
Advertising	634	594	39	6.6	632
Buildings and premises	1,553	1,405	148	10.6	1,167
Printed and office material	178	209	(31)	(14.8)	173
Taxes (other than profit tax)	376	313	63	20.2	284
Other expenses	2,718	2,436	282	11.6	2,290

Personnel and general expenses	16,256	14,825	1,431	9.7	13,580

Depreciation and amortisation	1,940	1,596	344	21.5	1,370

Total operating expenses	18,196	16,421	1,775	10.8	14,949

Net loan-loss provisions

			Variation
Million euros	2010	2009	Amount	(%)	2008

Non performing loans	11,457	10,516	942	9.0	7,306
Country-risk	2	(117)	119	—	100
Recovery of written-off assets	(1,201)	(915)	(287)	31.3	(805)

Total	10,258	9,484	774	8.2	6,601

Financial Report January — December 2010

Consolidated financial report	7
Balance sheet

			Variation
Million euros	31.12.10	31.12.09	Amount	(%)	31.12.08
Asset
Cash on hand and deposits at central banks	77,785	34,889	42,896	122.9	45,781

Trading portfolio	156,762	135,054	21,707	16.1	151,817
Debt securities	57,871	49,921	7,951	15.9	43,896
Customer loans	755	10,076	(9,321)	(92.5)	684
Equities	8,850	9,248	(398)	(4.3)	6,272
Trading derivatives	73,069	59,856	13,212	22.1	95,815
Deposits from credit institutions	16,216	5,953	10,263	172.4	5,150

Other financial assets at fair value	39,480	37,814	1,667	4.4	25,817
Customer loans	7,777	8,329	(551)	(6.6)	8,973
Other (deposits at credit institutions, debt securities and equities)	31,703	29,485	2,218	7.5	16,844

Available-for-sale financial assets	86,235	86,621	(386)	(0.4)	48,920
Debt securities	79,689	79,289	399	0.5	42,548
Equities	6,546	7,331	(785)	(10.7)	6,373

Loans	768,858	736,746	32,112	4.4	699,615
Deposits at credit institutions	44,808	57,641	(12,833)	(22.3)	64,731
Customer loans	715,621	664,146	51,475	7.8	617,231
Debt securities	8,429	14,959	(6,530)	(43.7)	17,653

Investments	273	164	108	65.9	1,323

Intangible assets and property and equipment	14,584	11,774	2,810	23.9	10,289

Goodwill	24,622	22,865	1,757	7.7	18,836

Other	48,901	44,602	4,300	9.6	47,233

Total assets	1,217,501	1,110,529	106,971	9.6	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	136,772	115,516	21,255	18.4	136,620
Customer deposits	7,849	4,658	3,191	68.5	4,896
Marketable debt securities	365	586	(221)	(37.7)	3,570
Trading derivatives	75,279	58,713	16,566	28.2	89,167
Other	53,279	51,559	1,719	3.3	38,987

Other financial liabilities at fair value	51,020	42,371	8,648	20.4	28,639
Customer deposits	27,142	14,636	12,506	85.4	9,318
Marketable debt securities	4,278	4,887	(609)	(12.5)	5,191
Due to central banks and credit institutions	19,600	22,848	(3,248)	(14.2)	14,130

Financial liabilities at amortized cost	898,969	823,403	75,566	9.2	770,008
Due to central banks and credit institutions	79,537	73,126	6,410	8.8	79,795
Customer deposits	581,385	487,681	93,703	19.2	406,015
Marketable debt securities	188,229	206,490	(18,261)	(8.8)	227,642
Subordinated debt	30,475	36,805	(6,330)	(17.2)	38,873
Other financial liabilities	19,343	19,300	43	0.2	17,681

Insurance liabilities	10,449	16,916	(6,467)	(38.2)	16,850

Provisions	15,660	17,533	(1,873)	(10.7)	17,736

Other liability accounts	23,717	20,919	2,798	13.4	19,777

Total liabilities	1,136,586	1,036,659	99,927	9.6	989,630

Shareholders’ equity	77,334	71,832	5,502	7.7	65,887
Capital stock	4,165	4,114	50	1.2	3,997
Reserves	66,258	61,071	5,187	8.5	55,707
Attributable profit to the Group	8,181	8,943	(762)	(8.5)	8,876
Less: dividends	(1,270)	(2,297)	1,027	(44.7)	(2,693)

Equity adjustments by valuation	(2,315)	(3,165)	850	(26.9)	(8,300)

Minority interests	5,896	5,204	692	13.3	2,415

Total equity	80,914	73,871	7,044	9.5	60,001

Total liabilities and equity	1,217,501	1,110,529	106,971	9.6	1,049,632

Distribution of total assets by geographic segment
January — December 2010 Financial Report

8	Consolidated financial report
Customer loans

			Variation
Million euros	31.12.10	31.12.09	Amount	(%)	31.12.08

Public sector	12,137	9,803	2,335	23.8	7,668
Other residents	217,497	222,355	(4,858)	(2.2)	230,783
Commercial bills	11,146	11,134	11	0.1	14,874
Secured loans	127,472	125,397	2,076	1.7	123,566
Other loans	78,879	85,824	(6,945)	(8.1)	92,343
Non-resident sector	514,217	468,267	45,950	9.8	400,903
Secured loans	311,048	286,381	24,667	8.6	229,761
Other loans	203,168	181,886	21,283	11.7	171,142

Gross customer loans	743,851	700,424	43,427	6.2	639,354

Loan-loss allowances	19,697	17,873	1,824	10.2	12,466

Net customer loans	724,154	682,551	41,603	6.1	626,888

Pro memoria: Doubtful loans	27,908	24,027	3,880	16.1	13,968
Public sector	42	18	25	138.5	1
Other residents	12,106	9,898	2,208	22.3	6,208
Non-resident sector	15,759	14,111	1,648	11.7	7,759
Credit risk management*

			Variation
Million euros	31.12.10	31.12.09	Amount		(%)	31.12.08

Non-performing loans	28,522	24,554	3,969		16.2	14,191
NPL ratio (%)	3.55	3.24	0.31	p.		2.04
Loan-loss allowances	20,748	18,497	2,251		12.2	12,863
Specific	14,901	11,770	3,131		26.6	6,682
Generic	5,846	6,727	(881)		(13.1)	6,181
NPL coverage (%)	73	75	(3	p.)		91
Credit cost (%) **	1.56	1.57	(0.01	p.)		1.16

Ordinary non-performing and doubtful loans ***	18,061	17,641	420		2.4	10,626
NPL ratio (%) ***	2.28	2.35	(0.07	p.)		1.53
NPL coverage (%) ***	115	105	10	p.		121

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets
Financial Report January — December 2010

Consolidated financial report	9
Non-performing loans by quarter

Million euros	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10

Balance at beginning of period	14,191	18,968	21,752	22,666	24,554	25,512	27,325	27,195
Net additions	5,290	4,877	4,170	3,897	3,423	3,389	2,895	3,771
Increase in scope of consolidation	1,033	—	—	—	—	—	254	3
Exchange differences	211	370	(302)	610	420	1,307	(1,060)	480
Write-offs	(1,758)	(2,463)	(2,954)	(2,620)	(2,885)	(2,884)	(2,219)	(2,926)

Balance at period-end	18,968	21,752	22,666	24,554	25,512	27,325	27,195	28,522

Group's NPL ratio
%

3.24
3.55
Dec 09
Dec 10

Group's NPL coverage
%

75
73
Dec 09
Dec 10

Spain's NPL ratio
%

3.41
4.24
Dec 09
Dec 10

Spain's NPL coverage
%

73
58
Dec 09
Dec 10

NPLs and loan-loss allowances
Million euros, December 2010

28,522
20,748
Total
5,846
Generic
14,901
Specific
Non-performing loans
Loan-loss allowances

Trading portfolios*. VaR performance
Million euros

40
35
30
25
20
J'10
F
M
A
My
J
Jl
A
S
O
N
D

(*).- Trading activity

Trading portfolios*. VaR by region
Fourth quarter

	2010		2009
Million euros	Average	Latest	Average

Total	29,4	29.6	25.0

Europe	21,4	25,1	13,8
USA and Asia	1,3	0,9	1,5
Latin America	12.2	13,9	14,2
Global activities	11,6	10,7	—

(*).-	Trading activity
Trading portfolios*. VaR by market factor
Fourth quarter 2010

Million euros	Min.	Avg.	Max.	Latest

VaR total	26.0	29.4	34.2	29.6

Diversification effect	(19.0)	(24.8)	(33.3)	(27.8)
Interes rate VaR	11.5	14.9	20.7	19.0
Equity VaR	6.2	8.6	12.9	8.8
FX VaR	8.1	11.4	16.6	13.9
Credit spreads VaR	13.9	18.1	23.3	14.7
Commodities VaR	0.5	1.2	1.7	1.0

(*).-	Trading activity
January — December 2010 Financial Report

10	Consolidated financial report
Customer funds under management

			Variation
Million euros	31.12.10	31.12.09	Amount	(%)	31.12.08

Public sector	9,655	13,293	(3,638)	(27.4)	13,720
Other residents	161,096	126,189	34,907	27.7	117,776
Demand deposits	67,077	61,000	6,077	10.0	51,300
Time deposits	81,145	49,177	31,968	65.0	46,783
REPOs	12,873	16,012	(3,138)	(19.6)	19,693
Non-resident sector	445,625	367,495	78,131	21.3	288,734
Demand deposits	210,490	195,823	14,668	7.5	151,774
Time deposits	197,590	148,485	49,105	33.1	115,620
REPOs	30,623	18,403	12,220	66.4	17,187
Public Sector	6,922	4,784	2,138	44.7	4,153

Customer deposits	616,376	506,976	109,400	21.6	420,229

Debt securities	192,872	211,963	(19,091)	(9.0)	236,403
Subordinated debt	30,475	36,805	(6,330)	(17.2)	38,873

On-balance-sheet customer funds	839,723	755,744	83,979	11.1	695,506

Mutual funds	113,510	105,216	8,293	7.9	90,306
Pension funds	10,965	11,310	(345)	(3.0)	11,128
Managed portfolios	20,314	18,364	1,950	10.6	17,289
Savings-insurance policies	758	9,422	(8,664)	(92.0)	12,338

Other customer funds under management	145,547	144,313	1,234	0.9	131,061

Customer funds under management	985,269	900,057	85,213	9.5	826,567

Mutual funds

Million euros	31.12.10	31.12.09	Var (%)

Spain	34,310	40,616	(15.5)
Portugal	3,209	3,982	(19.4)
United Kingdom	14,369	10,937	31.4
Latin America	61,621	49,681	24.0

Total	113,510	105,216	7.9

Pension funds

Million euros	31.12.10	31.12.09	Var (%)

Spain	9,650	9,912	(2.6)
Portugal	1,315	1,398	(5.9)

Total	10,965	11,310	(3.0)

Financial Report January — December 2010

Consolidated financial report	11
Shareholders’ equity and minority interests

			Variation
Million euros	31.12.10	31.12.09	Amount	(%)	31.12.08

Capital stock	4,165	4,114	50	1.2	3,997
Additional paid-in surplus	29,457	29,305	152	0.5	28,104
Reserves	36,993	31,796	5,197	16.3	28,024
Treasury stock	(192)	(30)	(163)	546.2	(421)

Shareholders’ equity (before profit and dividends)	70,423	65,186	5,237	8.0	59,704

Attributable profit	8,181	8,943	(762)	(8.5)	8,876
Interim dividend distributed	(1,270)	(1,285)	15	(1.2)	(1,711)
Interim dividend not distributed	(2,060)	(2,837)	777	(27.4)	(3,102)

Shareholders’ equity (after retained profit)	75,273	70,006	5,267	7.5	63,768

Valuation adjustments	(2,315)	(3,165)	850	(26.9)	(8,300)
Minority interests	5,896	5,204	692	13.3	2,415

Total equity (after retained profit)	78,854	72,045	6,809	9.5	57,883

Preferred shares and securities in subordinated debt	7,352	7,745	(393)	(5.1)	8,673

Total equity and capital with the nature of financial liabilities	86,207	79,791	6,416	8.0	66,555

Recorded profit and loss statement

Million euros	2010	2009

Net consolidated profit	9,102	9,412

Other recroded revenues/expenses	1,643	5,551

Available-for-sale financial assets	(1,897)	566
Cash flow hedges	84	54
Hedges of net investments in businesses abroad	(2,253)	(1,171)
Exchange rates differences	4,913	5,573
Other revenues/expenses	2	112
Recorded in minority interests	793	417

Total recorded revenues/expenses	10,745	14,963

Attributale to the Parent Bank	9,031	14,077
Attributale to the minority interests	1,714	886
Computable capital and BIS II ratio

			Variation
Million euros	31.12.10	31.12.09	Amount		(%)	31.12.08

Core capital	53,205	48,366	4,838		10.0	38,968
Basic capital	60,617	56,615	4,002		7.1	46,894
Supplementary capital	20,670	24,309	(3,640)		(15.0)	25,225
Deductions	(2,011)	(1,221)	(790)		64.7	(3,816)

Computable capital	79,276	79,704	(428)		(0.5)	68,302

Risk-weighted assets	604,885	561,684	43,201		7.7	514,003

BIS II ratio	13.1	14.2	(1.1	p.)		13.3
Tier I (before deductions)	10.0	10.1	(0.1	p.)		9.1
Core capital	8.8	8.6	0.2	p.		7.5

Shareholders’ equity surplus (BIS II ratio)	30,885	34,769	(3,884)		(11.2)	27,182

January — December 2010 Financial Report

12	Consolidated financial report
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2010	2009	31.12.10	31.12.09

US$	1.3228	1.3906	1.3362	1.4406
Pound sterling	0.8570	0.8901	0.8608	0.8881
Brazilian real	2.3262	2.7577	2.2177	2.5113
New Mexican peso	16.6997	18.7756	16.5475	18.9223
Chilean peso	673.9214	775.2659	625.2748	730.7444
Argentine peso	5.1737	5.1760	5.3074	5.4761
Rating agencies

	Long	Short		Financial
	term	term		strength

Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +		A/B
Moody’s	Aa2	P1		B-
DBRS	AA	R1(high	)
Financial Report January — December 2010

The share	13
The Santander share, December 2010

Shareholders and trading data
Shareholders (number)	3,202,324
Shares outstanding (number)	8,329,122,098
Average daily turnover (no. of shares)	109,328,483
Share liquidity (%)	339
(Number of shares traded during the year / number of shares)

Remuneration per share(1)	euros	% (1)
Fourth interim dividend 2009 (01.05.10)	0.221826	(13.8)
First interim dividend 2010 (01.08.10)	0.135234	0.0
Santander Dividendo Elección (03.11.10)	0.119000	(0.8)
Santander Dividendo Elección (03.02.11)	0.117000	(4.8)
Fourth interim dividend 2010 (01.05.11)	0.228766	3.1

Price movements during the year
Beginning (30.12.09)	11.550
Highest	12.135
Lowest	7.110
Last (30.12.10)	7.928
Market capitalisation (millions) (30.12.10)	66,033

Stock market indicators
Price / Book value (2) (X)	0.92
P/E ratio (X)	8.42
Yield (3) (%)	6.36

(1)	Variation o/ equivalent previous year

(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”.

(3)	Total dividend 2010 / 2010 average share price
Capital stock ownership

December 2010	Shares	%
The Board of Directors	253,156,054	3.04
Institutional investors	4,926,897,662	59.15
Individuals	3,149,068,382	37.81

Total	8,329,122,098	100.00

January — December 2010 Financial Report

14	Information by segments
Description of the segments
Grupo Santander maintained in 2010 the general criteria used in 2009, with the following exceptions:
•
The annual adjustment to the Global Customer Relationship Model was made. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

•	Exit of Open Bank from the Santander Consumer Finance division, as it is being managed differently outside this sphere.
None of these changes was significant for the Group and do not alter its figures. The figures for 2009 were restated and include the changes in the affected areas.
With the sale of Banco de Venezuela, effective in July 2009, this bank’s results for 2009 were eliminated from the various lines of the income statement and recorded in discontinued operations.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including Santander Consumer USA) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

In addition, Sovereign’s figures are recorded on their own. This bank began to be consolidated by global integration in February 2009, after its acquisition became effective.
Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America), Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (Global Banking & Markets). This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
Financial Report January — December 2010

Information by principal segments	15
Income statement

	Net operating income				Attributable profit to the Group
Million euros	2010	2009	Amount	%	2010	2009	Amount	%

Continental Europe	9,794	10,312	(519)	(5.0)	3,885	5,031	(1,146)	(22.8)

o/w: Santander Branch Network	2,769	3,240	(470)	(14.5)	1,243	2,005	(762)	(38.0)
Banesto	1,376	1,551	(175)	(11.3)	419	738	(319)	(43.2)
Santander Consumer Finance	3,361	2,972	389	13.1	811	629	182	28.9
Portugal	650	726	(75)	(10.4)	456	531	(75)	(14.2)

United Kingdom	3,567	3,231	337	10.4	1,985	1,726	259	15.0

Latin America	12,805	11,071	1,734	15.7	4,804	3,833	971	25.3

o/w: Brazil	9,037	7,376	1,660	22.5	2,836	2,167	669	30.9
Mexico	1,458	1,542	(84)	(5.5)	682	495	188	37.9
Chile	1,311	1,196	115	9.7	683	563	120	21.3

Sovereign	1,169	582	587	100.8	424	(25)	449	—

Operating areas	27,335	25,196	2,139	8.5	11,099	10,565	533	5.0

Corporate Activities	(3,482)	(2,236)	(1,246)	55.7	(2,918)	(1,623)	(1,295)	79.8

Total Group	23,853	22,960	893	3.9	8,181	8,943	(762)	(8.5)

Ratios

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
%	2010	2009	2010	2009	2010	2009	2010	2009

Continental Europe	38.6	36.4	14.15	18.78	4.34	3.64	71	77

o/w: Santander Branch Network *	42.8	39.2	17.38	26.65	5.52	4.38	52	65
Banesto	42.8	39.9	9.43	17.24	4.11	2.97	54	64
Santander Consumer Finance	27.5	27.3	10.31	9.06	4.95	5.39	128	97
Portugal	45.4	42.8	20.34	25.38	2.90	2.27	60	65

United Kingdom	39.4	40.8	22.72	29.62	1.76	1.71	46	44

Latin America	38.4	37.3	22.66	23.67	4.11	4.25	104	105

o/w: Brazil	37.0	37.0	23.11	25.64	4.91	5.27	101	99
Mexico	38.7	34.2	19.52	18.43	1.84	1.84	215	264
Chile	36.0	33.2	30.53	32.29	3.74	3.20	89	89

Sovereign	44.5	60.2	14.87	—	4.61	5.35	75	62

Operating areas	38.9	38.3	18.42	21.02	3.53	3.21	75	76

Total Group	43.3	41.7	11.80	13.90	3.55	3.24	73	75

(1).-	With amortisations.

(*).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2010 stood at 4.24% (3.41% in December 2009) and NPL coverage was 54% (73% in December 2009).

Operating means

	Employees		Branches
	2010	2009	2010	2009

Continental Europe	54,518	49,870	6,063	5,871

o/w: Santander Branch Network	18,893	19,064	2,931	2,934
Banesto	9,742	9,727	1,762	1,773
Santander Consumer Finance	13,852	9,362	519	310
Portugal	6,214	6,294	759	763

United Kingdom	23,649	22,949	1,416	1,322

Latin America	89,526	85,974	5,882	5,745

o/w: Brazil	53,900	50,961	3,702	3,593
Mexico	12,500	12,466	1,100	1,093
Chile	11,595	11,751	504	498

Sovereign	8,647	8,847	721	722

Operating areas	176,340	167,640	14,082	13,660

Corporate Activities	2,529	1,820

Total Group	178,869	169,460	14,082	13,660

January — December 2010 Financial Report

16	Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas			Europa Continental
Million euros	2010	2009	Var (%)	2010	2009	Var (%)

Income statement
Net interest income	31,902	28,509	11.9	10,957	11,456	(4.4)

Net fees	9,774	9,086	7.6	3,748	3,787	(1.0)
Gains (losses) on financial transactions	2,747	2,792	(1.6)	843	609	38.3
Other operating income (1)	286	421	(32.2)	397	364	9.1

Gross income	44,710	40,808	9.6	15,946	16,217	(1.7)

Operating expenses	(17,374)	(15,612)	11.3	(6,152)	(5,904)	4.2
General administrative expenses	(15,567)	(14,129)	10.2	(5,513)	(5,335)	3.3
Personnel	(9,061)	(8,143)	11.3	(3,429)	(3,306)	3.7
Other general administrative expenses	(6,506)	(5,986)	8.7	(2,084)	(2,028)	2.8
Depreciation and amortisation	(1,807)	(1,482)	21.9	(639)	(569)	12.2

Net operating income	27,335	25,196	8.5	9,794	10,312	(5.0)

Net loan-loss provisions	(10,147)	(9,533)	6.4	(4,190)	(3,111)	34.7
Other income	(1,116)	(865)	29.0	(192)	(151)	26.9

Profit before taxes	16,073	14,798	8.6	5,412	7,050	(23.2)

Tax on profit	(4,014)	(3,757)	6.8	(1,417)	(1,882)	(24.7)

Profit from continuing operations	12,059	11,041	9.2	3,995	5,169	(22.7)

Net profit from discontinued operations	(14)	45	—	(14)	(45)	(69.3)

Consolidated profit	12,045	11,086	8.6	3,981	5,124	(22.3)

Minority interests	946	521	81.6	96	93	3.4

Attributable profit to the Group	11,099	10,565	5.0	3,885	5,031	(22.8)

Balance sheet
Customer loans (2)	721,509	682,245	5.8	323,660	322,026	0.5
Trading portfolio (w/o loans)	134,668	114,694	17.4	57,690	50,764	13.6
Available-for-sale financial assets	64,947	59,751	8.7	23,843	20,132	18.4
Due from credit institutions (2)	118,416	141,916	(16.6)	66,925	90,530	(26.1)
Intangible assets and property and equipment	12,675	10,795	17.4	4,965	5,054	(1.7)
Other assets	124,838	88,150	41.6	22,160	21,955	0.9

Total assets/liabilities & shareholders’ equity	1,177,052	1,097,551	7.2	499,243	510,461	(2.2)

Customer deposits (2)	602,118	503,761	19.5	247,715	198,144	25.0
Marketable debt securities (2)	130,060	128,869	0.9	48,413	50,610	(4.3)
Subordinated debt (2)	18,347	17,673	3.8	1,740	2,079	(16.3)
Insurance liabilities	10,449	16,916	(38.2)	933	10,287	(90.9)
Due to credit institutions (2)	178,781	208,889	(14.4)	77,029	117,509	(34.4)
Other liabilities	174,111	168,995	3.0	95,993	105,366	(8.9)
Shareholders’ equity (3)	63,187	52,448	20.5	27,420	26,466	3.6

Other customer funds under management	145,547	144,313	0.9	53,968	70,289	(23.2)

Mutual funds	113,510	105,216	7.9	37,519	44,598	(15.9)
Pension funds	10,965	11,310	(3.0)	10,965	11,310	(3.0)
Managed portfolios	20,314	18,364	10.6	5,484	5,499	(0.3)
Savings-insurance policies	758	9,422	(92.0)	—	8,882	(100.0)

Customer funds under management	896,072	794,615	12.8	351,836	321,122	9.6

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
Financial Report January — December 2010

Information by principal segments	17
Income statement and balance sheet of principal segments

	United Kingdom			Latin America
Million euros	2010	2009	Var (%)	2010	2009	Var (%)

Income statement
Net interest income	4,431	3,934	12.6	14,778	11,959	23.6

Net fees	957	993	(3.6)	4,661	3,925	18.7
Gains (losses) on financial transactions	465	506	(8.2)	1,410	1,663	(15.2)
Other operating income (1)	29	27	5.8	(74)	121	—

Gross income	5,882	5,460	7.7	20,776	17,668	17.6

Operating expenses	(2,315)	(2,229)	3.8	(7,971)	(6,597)	20.8
General administrative expenses	(2,029)	(1,997)	1.6	(7,193)	(6,032)	19.3
Personnel	(1,209)	(1,170)	3.4	(3,955)	(3,210)	23.2
Other general administrative expenses	(819)	(827)	(0.9)	(3,238)	(2,822)	14.7
Depreciation and amortisation	(286)	(233)	22.7	(778)	(566)	37.5

Net operating income	3,567	3,231	10.4	12,805	11,071	15.7

Net loan-loss provisions	(760)	(881)	(13.8)	(4,687)	(4,970)	(5.7)
Other income	(85)	17	—	(747)	(673)	11.0

Profit before taxes	2,722	2,367	15.0	7,371	5,428	35.8

Tax on profit	(737)	(641)	15.0	(1,717)	(1,257)	36.6

Profit from continuing operations	1,985	1,726	15.0	5,654	4,171	35.6

Net profit from discontinued operations	—	—	—	—	90	(100.0)

Consolidated profit	1,985	1,726	15.0	5,654	4,261	32.7

Minority interests	0	0	—	850	428	98.5

Attributable profit to the Group	1,985	1,726	15.0	4,804	3,833	25.3

Pro memoria:

	Million sterling			Million dollars
Gross income	5,041	4,860	3.7	27,483	24,570	11.9
Net operating income	3,057	2,876	6.3	16,939	15,395	10.0
Attributable profit to the Group	1,701	1,536	10.7	6,355	5,331	19.2

Balance sheet
Customer loans (2)	233,856	227,713	2.7	127,268	97,901	30.0
Trading portfolio (w/o loans)	45,187	41,245	9.6	31,580	22,521	40.2
Available-for-sale financial assets	204	897	(77.3)	30,697	29,154	5.3
Due from credit institutions (2)	29,137	28,745	1.4	21,632	22,146	(2.3)
Intangible assets and property and equipment	2,323	1,424	63.1	4,880	3,926	24.3
Other assets	42,063	24,522	71.5	57,186	38,105	50.1

Total assets/liabilities & shareholders’ equity	352,769	324,546	8.7	273,243	213,753	27.8

Customer deposits (2)	184,548	166,607	10.8	137,848	108,122	27.5
Marketable debt securities (2)	64,326	58,611	9.7	15,376	8,411	82.8
Subordinated debt (2)	8,143	8,577	(5.1)	5,683	4,888	16.3
Insurance liabilities	1	3	(64.4)	9,515	6,627	43.6
Due to credit institutions (2)	54,159	57,879	(6.4)	38,026	32,765	16.1
Other liabilities	29,831	26,946	10.7	45,989	34,994	31.4
Shareholders’ equity (3)	11,762	5,923	98.6	20,805	17,946	15.9

Other customer funds under management	14,369	10,937	31.4	77,180	62,759	23.0

Mutual funds	14,369	10,937	31.4	61,621	49,681	24.0
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	14,800	12,538	18.0
Savings-insurance policies	—	—	—	758	540	40.4

Customer funds under management	271,386	244,731	10.9	236,087	184,181	28.2

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — December 2010 Financial Report

18	Information by principal segments

Continental Europe

Gross income
Million euros

16,217
15,946
-1.7%
2009
2010

Operating expenses
Million euros

5,904
6,152
+4.2%
2009
2010

Net operating income
Million euros

10,312
9,794
-5.0%
2009
2010

Attributable profit
Million euros

5,031
3,885(1)
-22.8%
2009
2010

United Kingdom

Gross income
Million euros

5,460
5,882
+7.7%*
2009
2010

* In sterling: +3.7%

Operating expenses
Million euros

2,229
2,315
+3.8%*
2009
2010

* In sterling: -0.1%

Net operating income
Million euros

3,231
3,567
+10.4%*
2009
2010

* In sterling: +6.3%

Attributable profit
Million euros

1,726
1,985
+15.0%*
2009
2010

* In sterling: +10.7%

Latin America

Gross income
Million euros

17,668
20,776
+17.6%*
2009
2010

* Excluding exchange rate impact:+1.3%

Operating expenses
Million euros

6,597
7,971
+20.8%*
2009
2010

* Excluding exchange rate impact: +4.5%

Net operating income
Million euros

11,071
12,805
+15.7%*
2009
2010

* Excluding exchange rate impact: -0.6%

Attributable profit
Million euros

3,833
4,804
+25.3%*
2009
2010

* Excluding exchange rate impact: +10.5%

Financial Report January — December 2010

Information by principal segments	19
Continental Europe. Main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)	2010	Var (%)

Income statement
Net interest income	3,682	(9.0)	1,521	(12.9)	3,663	13.4	724	(8.7)

Net fees	1,080	(9.0)	617	1.6	955	11.8	357	3.9
Gains (losses) on financial transactions	110	(14.0)	196	18.9	(6)	(60.1)	67	(17.3)
Other operating income (1)	(31)	1.4	69	8.0	22	4.7	42	(17.4)

Gross income	4,841	(9.1)	2,403	(7.0)	4,634	13.3	1,190	(6.2)

Operating expenses	(2,072)	(0.8)	(1,027)	(0.4)	(1,273)	13.8	(540)	(0.6)
General administrative expenses	(1,910)	(1.0)	(904)	(0.6)	(1,156)	13.9	(467)	(0.3)
Personnel	(1,234)	(0.1)	(666)	(2.4)	(595)	17.3	(321)	1.1
Other general administrative expenses	(676)	(2.7)	(237)	4.8	(561)	10.5	(146)	(3.2)
Depreciation and amortisation	(161)	1.9	(124)	0.8	(117)	13.3	(73)	(2.4)

Net operating income	2,769	(14.5)	1,376	(11.3)	3,361	13.1	650	(10.4)

Net loan-loss provisions	(1,091)	127.1	(709)	87.0	(2,017)	2.6	(110)	20.8
Other income	25	—	(29)	26.3	(143)	215.0	20	132.4

Profit before taxes	1,703	(38.0)	637	(44.5)	1,201	25.1	560	(12.9)

Tax on profit	(460)	(38.0)	(161)	(51.7)	(339)	23.9	(104)	(6.5)

Profit from continuing operations	1,243	(38.0)	476	(41.6)	861	25.5	457	(14.2)

Net profit from discontinued operations	—	—	—	—	(14)	(69.3)	—	—

Consolidated profit	1,243	(38.0)	476	(41.6)	847	32.1	457	(14.2)

Minority interests	0	(33.7)	57	(26.0)	37	192.2	1	(41.9)

Attributable profit to the Group	1,243	(38.0)	419	(43.2)	811	28.9	456	(14.2)

Balance sheet
Customer loans (2)	111,372	(3.4)	75,624	0.2	63,342	11.4	30,102	(6.8)
Trading portfolio (w/o loans)	—	—	6,575	(4.1)	1,146	(0.5)	1,741	35.4
Available-for-sale financial assets	—	—	9,025	15.2	558	16.1	6,458	67.0
Due from credit institutions (2)	214	937.3	17,103	(27.2)	8,016	17.2	3,401	(39.6)
Intangible assets and property and equipment	1,201	(0.9)	1,374	(3.5)	889	4.3	480	(1.3)
Other assets	481	(13.0)	7,520	2.6	2,892	3.2	7,091	45.7

Total assets/liabilities & shareholders’ equity	113,268	(3.2)	117,222	(4.2)	76,844	11.4	49,272	1.7

Customer deposits (2)	85,667	18.3	59,721	7.5	25,950	16.1	21,727	45.4
Marketable debt securities (2)	—	—	27,684	(7.4)	11,717	58.4	7,544	(35.4)
Subordinated debt(2)	—	—	1,304	(2.7)	428	(7.9)	0	(99.9)
Insurance liabilities	—	—	—	—	—	—	79	(98.4)
Due to credit institutions (2)	457	18.2	13,422	(26.9)	25,864	(6.4)	16,818	23.0
Other liabilities	20,089	(45.8)	10,611	(17.7)	4,273	15.3	1,171	(11.7)
Shareholders’ equity (3)	7,056	(1.8)	4,480	3.4	8,611	15.5	1,933	9.7

Other customer funds under management	26,864	(7.2)	9,616	(12.9)	24	—	4,655	(54.3)

Mutual funds	20,347	(6.1)	5,712	(22.5)	19	—	3,209	(19.4)
Pension funds	6,132	(1.1)	1,337	(5.6)	5	—	1,315	(5.9)
Managed portfolios	—	—	117	1.7	—	—	131	7.1
Savings-insurance policies	385	(64.9)	2,450	14.8	—	—	—	(100.0)

Customer funds under management	112,531	11.0	98,325	0.5	38,118	26.1	33,927	(8.5)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — December 2010 Financial Report

20	Information by principal segments

Santander Branch Network

Gross income
Million euros
5,328
4,841
-9.1%
2009
2010
Operating expenses
Million euros
2,089
2,072
-0.8%
2009
2010
Net operating income
Million euros
3,240
2,769
-14.5%
2009
2010
Attributable profit
Million euros
2,005
1,243(1)
-38.0%
2009
2010

Banesto

Gross income
Million euros
2,583
2,403
-7.0%
2009
2010
Operating expenses
Million euros
1,032
1,027
-0.4%
2009
2010
Net operating income
Million euros
1,551
1,376
-11.3%
2009
2010
Attributable profit
Million euros
738
419(1)
-43.2%
2009
2010

Santander Consumer Finance

Gross income
Million euros
4,090
4,634
+13.3%
2009
2010
Operating expenses
Million euros
1,118
1,273
+13.8%
2009
2010
Net operating income
Million euros
2,972
3,361
+13.1%
2009
2010
Attributable profit
Million euros
629
811(1)
+28.9%
2009
2010

Portugal

Gross income
Million euros
1,269
1,190
-6.2%
2009
2010
Operating expenses
Million euros
544
540
-0.6%
2009
2010
Net operating income
Million euros
726
650
-10.4%
2009
2010
Attributable profit
Million euros
531
456
-14.2%
2009
2010

Financial Report January — December 2010

Information by principal segments	21
Latin America. Main units

	Brazil		Mexico		Chile
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)
Income statement
Net interest income	10,490	27.7	1,638	7.7	1,514	27.3

Net fees	3,001	20.7	568	11.5	411	15.4
Gains (losses) on financial transactions	975	7.4	177	(46.6)	90	(57.3)
Other operating income (1)	(114)	—	(3)	(83.3)	33	(3.3)

Gross income	14,352	22.7	2,380	1.6	2,048	14.4

Operating expenses	(5,316)	22.9	(922)	15.2	(737)	24.0
General administrative expenses	(4,807)	20.9	(815)	14.2	(651)	23.6
Personnel	(2,592)	27.0	(430)	12.0	(409)	27.5
Other general administrative expenses	(2,215)	14.4	(385)	16.7	(242)	17.6
Depreciation and amortisation	(509)	45.9	(107)	23.6	(85)	27.1

Net operating income	9,037	22.5	1,458	(5.5)	1,311	9.7

Net loan-loss provisions	(3,709)	5.3	(469)	(38.9)	(323)	(22.7)
Other income	(746)	13.4	(29)	14.5	31	(11.2)

Profit before taxes	4,582	43.4	960	28.1	1,019	25.4

Tax on profit	(1,207)	33.0	(148)	57.1	(159)	40.4

Profit from continuing operations	3,375	47.5	812	23.9	860	22.9

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	3,375	47.5	812	23.9	860	22.9

Minority interests	539	345.4	130	(19.2)	177	29.9

Attributable profit to the Group	2,836	30.9	682	37.9	683	21.3

Balance sheet
Customer loans (2)	71,027	31.7	15,156	31.9	25,732	32.8
Trading portfolio (w/o loans)	11,529	42.9	13,004	43.6	3,532	40.8
Available-for-sale financial assets	21,257	12.6	3,716	(8.0)	2,825	0.3
Due from credit institutions(2)	10,863	(4.4)	4,478	(14.0)	2,349	(7.2)
Intangible assets and property and equipment	3,813	29.2	401	9.3	374	6.4
Other assets	41,775	73.4	4,394	20.3	3,987	51.6

Total assets/liabilities & shareholders’ equity	160,264	34.4	41,148	21.7	38,799	28.4

Customer deposits (2)	75,669	27.7	21,144	33.2	18,108	23.8
Marketable debt securities (2)	9,164	99.8	363	(13.2)	5,590	75.6
Subordinated debt (2)	4,372	13.9	—	(100.0)	1,100	35.3
Insurance liabilities	8,857	43.3	303	34.0	332	67.7
Due to credit institutions (2)	24,211	79.8	7,489	(14.3)	5,555	(11.2)
Other liabilities	26,384	24.0	7,858	29.0	5,926	71.6
Shareholders’ equity (3)	11,608	8.9	3,991	66.1	2,187	29.6

Other customer funds under management	48,727	28.3	10,114	22.8	5,875	10.3

Mutual funds	43,942	27.3	10,005	22.8	5,806	9.8
Pension funds	—	—	—	—	—	—
Managed portfolios	4,205	38.6	—	—	—	—
Savings-insurance policies	580	40.1	109	25.1	69	78.3

Customer funds under management	137,931	30.5	31,622	28.6	30,674	28.1

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
Latin America. Income statement

	Gross		Net operating		Attributable
	income		income		profit to the Group
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)

Brazil	14,352	22.7	9,037	22.5	2,836	30.9
Mexico	2,380	1.6	1,458	(5.5)	682	37.9
Chile	2,048	14.4	1,311	9.7	683	21.3
Puerto Rico	363	8.9	186	12.5	38	13.2
Colombia	187	17.3	75	11.3	41	24.1
Argentina	827	16.4	454	8.9	297	31.5
Uruguay	169	17.4	76	14.4	67	30.3
Rest	167	(15.3)	46	(29.9)	21	(80.7)

Subtotal	20,493	17.9	12,643	16.0	4,665	26.9

Santander Private Banking	283	(2.5)	162	(7.2)	139	(10.7)

Total	20,776	17.6	12,805	15.7	4,804	25.3

January — December 2010 Financial Report

22	Information by principal segments

Brazil

Gross income
Million euros

11,702
14,352
+22.7%*
2009
2010

* Excluding exchange rate impact: +3.5%

Operating expenses
Million euros

4,325
5,316
+22.9%*
2009
2010

* Excluding exchange rate impact: +3.7%

Net operating income
Million euros

7,376
9,037
+22.5%*
2009
2010

* Excluding exchange rate impact: +3.3%

Attributable profit
Million euros

2,167
2,836
+30.9%*
2009
2010

* Excluding exchange rate impact: +10.4%

Mexico

Gross income
Million euros

2,342
2,380
+1.6%*
2009
2010

* Excluding exchange rate impact: -9.6%

Operating expenses
Million euros

800
922
+15.2%*
2009
2010

* Excluding exchange rate impact: +2.5%

Net operating income
Million euros

1,542
1,458
-5.5%*
2009
2010

* Excluding exchange rate impact: -15.9%

Attributable profit
Million euros

495
682
+37.9%*
2009
2010

* Excluding exchange rate impact: +22.7%

Chile

Gross income
Million euros

1,790
2,048
+14.4%*
2009
2010

* Excluding exchange rate impact: -0.5%

Operating expenses
Million euros

594
737
+24.0%*
2009
2010

* Excluding exchange rate impact: +7.8%

Net operating income
Million euros

1,196
1,311
+9.7%*
2009
2010

* Excluding exchange rate impact: -4.7%

Attributable profit
Million euros

563
683
+21.3%*
2009
2010

* Excluding exchange rate impact: +5.4%

Financial Report January — December 2010

Information by principal segments	23
Sovereign

			Variation
Million euros	2010	2009(*)	Amount	(%)

Income statement
Net interest income	1,736	1,160	575	49.6

Net fees	408	380	27	7.2
Gains (losses) on financial transactions	29	13	16	124.0
Other operating income (1)	(66)	(91)	24	(26.9)

Gross income	2,106	1,463	643	44.0

Operating expenses	(937)	(881)	(56)	6.4
General administrative expenses	(832)	(766)	(66)	8.6
Personnel	(468)	(457)	(11)	2.3
Other general administrative expenses	(364)	(309)	(55)	17.9
Depreciation and amortisation	(105)	(114)	10	(8.5)

Net operating income	1,169	582	587	100.8

Net loan-loss provisions	(510)	(571)	61	(10.7)
Other income	(92)	(58)	(34)	58.5

Profit before taxes	567	(47)	614	—

Tax on profit	(143)	22	(165)	—

Profit from continuing operations	424	(25)	449	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	424	(25)	449	—

Minority interests	—	—	—	—

Attributable profit to the Group	424	(25)	449	—

Balance sheet
Customer loans (2)	36,724	34,605	2,119	6.1
Trading portfolio (w/o loans)	211	163	48	29.3
Available-for-sale financial assets	10,203	9,568	635	6.6
Due from credit institutions (2)	722	496	226	45.7
Intangible assets and property and equipment	507	391	116	29.7
Other assets	3,430	3,568	(138)	(3.9)

Total assets/liabilities & shareholders’ equity	51,797	48,791	3,006	6.2

Customer deposits(2)	32,007	30,888	1,119	3.6
Marketable debt securities (2)	1,945	11,236	(9,292)	(82.7)
Subordinated debt (2)	2,781	2,129	652	30.6
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	9,567	736	8,830	—
Other liabilities	2,297	1,689	608	36.0
Shareholders’ equity (3)	3,200	2,113	1,088	51.5

Other customer funds under management	30	327	(297)	(90.9)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	30	327	(297)	(90.9)
Savings-insurance policies	—	—	—	—

Customer funds under management	36,763	44,581	(7,818)	(17.5)

(*).-	Data February-December

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — December 2010 Financial Report

24	Information by principal segments
Corporate Activities

			Variation
Million euros	2010	2009	Amount	(%)

Income statement
Net interest income	(2,678)	(2,210)	(468)	21.2

Net fees	(40)	(6)	(35)	622.2
Gains (losses) on financial transactions	(142)	631	(773)	—
Dividends	64	121	(58)	(47.5)
Income from equity-accounted method	(2)	(15)	14	(89.1)
Other operating income/expenses (net)	137	52	85	162.7

Gross income	(2,660)	(1,427)	(1,234)	86.5

Operating expenses	(822)	(809)	(12)	1.5
General administrative expenses	(689)	(695)	7	(0.9)
Personnel	(268)	(307)	39	(12.7)
Other general administrative expenses	(420)	(388)	(32)	8.4
Depreciation and amortisation	(133)	(114)	(19)	16.4

Net operating income	(3,482)	(2,236)	(1,246)	55.7

Net loan-loss provisions	(111)	50	(161)	—
Other income	(428)	(848)	420	(49.6)

Profit before taxes (w/o capital gains)	(4,021)	(3,034)	(987)	32.5

Tax on profit	1,091	1,421	(330)	(23.2)

Profit from continuing operations (w/o capital gains)	(2,930)	(1,614)	(1,316)	81.6

Net profit from discontinued operations	(13)	(15)	1	(9.3)

Consolidated profit (w/o capital gains)	(2,943)	(1,628)	(1,315)	80.8

Minority interests	(25)	(5)	(20)	383.6

Attributable profit to the Group (w/o capital gains)	(2,918)	(1,623)	(1,295)	79.8

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(2,918)	(1,623)	(1,295)	79.8

Balance sheet
Trading portfolio (w/o loans)	5,123	4,331	792	18.3
Available-for-sale financial assets	21,288	26,870	(5,581)	(20.8)
Investments	38	32	6	19.9
Goodwill	24,622	22,865	1,757	7.7
Liquidity lent to the Group	27,766	49,677	(21,911)	(44.1)
Capital assigned to Group areas	63,187	52,448	10,739	20.5
Other assets	64,806	64,511	296	0.5

Total assets/liabilities & shareholders’ equity	206,830	220,733	(13,903)	(6.3)

Customer deposits (1)	14,258	3,216	11,042	343.4
Marketable debt securities (1)	62,812	83,094	(20,282)	(24.4)
Subordinated debt (1)	12,128	19,131	(7,004)	(36.6)
Other liabilities	47,210	50,106	(2,896)	(5.8)
Group capital and reserves (2)	70,423	65,186	5,237	8.0

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	89,198	105,442	(16,244)	(15.4)

(1).-	Including all on-balance sheet balances for this item

(2).-	Not including profit of the year
Financial Report January — December 2010

Information by secondary segments	25
Income statement and business volumes secondary segments

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)	2010	Var (%)

Income statement
Net interest income	31,902	11.9	28,994	12.4	2,676	6.7	232	15.6

Net fees	9,774	7.6	8,058	7.0	1,292	14.6	425	(1.5)
Gains (losses) on financial transactions	2,747	(1.6)	1,333	(3.0)	1,364	(1.4)	49	45.0
Other operating income (1)	286	(32.2)	(264)	221.0	175	5.7	375	10.9

Gross income	44,710	9.6	38,121	10.1	5,508	6.2	1,081	7.7

Operating expenses	(17,374)	11.3	(15,552)	10.7	(1,480)	17.7	(343)	10.3
General administrative expenses	(15,567)	10.2	(13,929)	9.8	(1,343)	15.0	(295)	5.9
Personnel	(9,061)	11.3	(8,002)	10.6	(898)	18.6	(161)	7.9
Other general administrative expenses	(6,506)	8.7	(5,927)	8.8	(445)	8.3	(134)	3.7
Depreciation and amortisation	(1,807)	21.9	(1,623)	19.2	(137)	54.4	(47)	48.3

Net operating income	27,335	8.5	22,569	9.7	4,027	2.6	739	6.5

Net loan-loss provisions	(10,147)	6.4	(10,142)	5.9	(5)	—	(0)	—
Other income	(1,116)	29.0	(1,083)	33.3	(16)	—	(17)	(68.0)

Profit before taxes	16,073	8.6	11,345	11.4	4,007	1.1	721	11.4

Tax on profit	(4,014)	6.8	(2,743)	11.7	(1,071)	(1.2)	(200)	(8.6)

Profit from continuing operations	12,059	9.2	8,602	11.2	2,936	2.0	521	21.6

Net profit from discontinued operations	(14)	—	(14)	—	—	—	—	—

Consolidated profit	12,045	8.6	8,588	10.4	2,936	2.0	521	21.6

Minority interests	946	81.6	648	79.3	238	81.1	59	114.1

Attributable profit to the Group	11,099	5.0	7,940	7.0	2,698	(1.8)	462	15.2

Business volumes
Total assets	1,177,052	7.2	862,055	6.0	281,937	10.9	33,060	11.1
Customer loans	721,509	5.8	651,871	5.4	69,179	9.4	459	(22.2)
Customer deposits	602,118	19.5	514,330	14.1	83,689	60.0	4,100	710.3

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
Retail Banking, Income statement

	Gross		Net operating		Attributable
	income		income		profit to the Group
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)

Continental Europe	13,520	(2.4)	8,194	(5.4)	2,774	(27.8)

o/w: Spain	7,855	(10.2)	4,403	(16.4)	1,553	(43.4)
Portugal	985	(8.7)	485	(15.6)	340	(19.3)

United Kingdom	5,159	6.8	3,058	10.2	1,557	16.0

Latin America	17,351	19.9	10,163	18.8	3,196	41.6

o/w: Brazil	12,190	25.7	7,289	27.1	1,798	59.1
Mexico	1,841	(2.6)	1,038	(12.7)	430	45.6
Chile	1,721	17.0	1,067	12.5	519	32.2

Sovereign	2,091	42.9	1,154	98.2	413	—

Total Retail Banking	38,121	10.1	22,569	9.7	7,940	7.0

Asset Management and Insurance. Income statement

	Gross		Net operating		Attributable
	income		income		profit to the Group
Million euros	2010	Var (%)	2010	Var (%)	2010	Var (%)

Mutual funds	267	7.9	113	8.7	70	77.7
Pension funds	25	(13.2)	16	(18.4)	11	(11.0)
Insurance	790	8.4	610	6.9	381	9.0

Total Asset Management and Insurance	1,081	7.7	739	6.5	462	15.2

January — December 2010 Financial Report

26	Information by secondary segments

Retail Banking

Gross income
Million euros

34,619
38,121
+10.1%
2009
2010

Operating expenses
Million euros

14,044
15,552
+10.7%
2009
2010

Net operating income
Million euros

20,576
22,569
+9.7%
2009
2010

Attributable profit
Million euros

7,417
7,940(1)
+7.0%
2009
2010

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 8,377 million; +13.0%

Global Wholesale Banking

Gross income breakdown
Million euros

Total
5,184
+6%
5,508
Proprietary trading & portfolios
+27%
793
Equity
-10%
848
Rates
-10%
1,179
Credit
+14%
1,018
Corporate Finance
+44%
166
Global Transaction Banking
+15%
1,503
Customers +3%
2009
2010

Net operating income
Million euros

3,927
4,027
+2.6%
2009
2010

Attributable profit
Million euros

2,748
2,698(1)
-1.8%
2009
2010

Asset Management and Insurances

Total Group revenues
Million euros

Total
3,603
+10%
3,966
Insurances
+11%
2,688
Asset Management
+8%
1,278
2009
2010

Net operating income
Million euros

694
739
+6.5%
2009
2010

Attributable profit
Million euros

401
462
+15.2%
2009
2010

Financial Report January — December 2010

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Santander

www.santander.com

Key consolidated data

			Variation
	2010	2009	Amount	%	2008
Balance sheet (million euros)
Total assets	1,217,501	1,110,529	106,971	9.6	1,049,632
Net customer loans	724,154	682,551	41,603	6.1	626,888
Customer funds under management	985,269	900,057	85,213	9.5	826,567
Shareholders’ equity	75,273	70,006	5,267	7.5	63,768
Total managed funds	1,362,289	1,245,420	116,870	9.4	1,168,355

Income statement (million euros)
Net interest income	29,224	26,299	2,926	11.1	20,945
Gross income	42,049	39,381	2,668	6.8	33,489
Net operating income	23,853	22,960	893	3.9	18,540
Profit from continuing operations	9,129	9,427	(299)	(3.2)	9,030
Attributable profit to the Group (1)	8,181	8,943	(762)	(8.5)	8,876

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.9418	1.0454	(0.1036)	(9.9)	1.2207
Diluted EPS (euro)	0.9356	1.0382	(0.1026)	(9.9)	1.2133
ROE	11.80	13.90			17.07
ROA	0.76	0.86			0.96
RoRWA	1.55	1.74			1.87
Efficiency ratio (with amortisations)	43.3	41.7			44.6

BIS II ratios and NPL ratios (%)
Core capital	8.8	8.6			7.5
Tier I	10.0	10.1			9.1
BIS ratio	13.1	14.2			13.3
NPL ratio	3.55	3.24			2.04
NPL coverage	73	75			91

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,329	8,229	100	1.2	7,994
Share price (euros)	7.928	11.550	(3.622)	(31.4)	6.750
Market capitalisation (million euros)	66,033	95,043	(29,010)	(30.5)	53,960
Book value (euro)	8.58	8.04			7.58
Price / Book value (X)	0.92	1.44			0.89
P/E ratio (X)	8.42	11.05			5.53

Other data
Number of shareholders	3,202,324	3,062,633	139,691	4.6	3,034,816
Number of employees	178,869	169,460	9,409	5.6	170,961
Continental Europe	54,518	49,870	4,648	9.3	48,467
o/w: Spain	33,694	33,262	432	1.3	34,492
United Kingdom	23,649	22,949	700	3.1	24,379
Latin America	89,526	85,974	3,552	4.1	96,405
Sovereign	8,647	8,847	(200)	(2.3)	—
Corporate Activities	2,529	1,820	709	39.0	1,710
Number of branches	14,082	13,660	422	3.1	13,390
Continental Europe	6,063	5,871	192	3.3	5,998
o/w: Spain	4,848	4,865	(17)	(0.3)	5,022
United Kingdom	1,416	1,322	94	7.1	1,303
Latin America	5,882	5,745	137	2.4	6,089
Sovereign	721	722	(1)	(0.1)	—

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 24 2011, following a favourable report from the Audit and Compliance Committee on January, 19 2011. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 8,653 million (-3.2%) and EPS EUR 0.9961 (-4.7%).

Income statement
Million euros

			Variation
	2010	2009	Amount	%	2008

Net interest income	29,224	26,299	2,926	11.1	20,945

Dividends	362	436	(74)	(17.0)	553
Income from equity-accounted method	17	(1)	17	—	117
Net fees	9,734	9,080	654	7.2	9,020
Gains (losses) on financial transactions	2,606	3,423	(817)	(23.9)	2,597
Other operating income/expenses	106	144	(38)	(26.2)	258

Gross income	42,049	39,381	2,668	6.8	33,489

Operating expenses	(18,196)	(16,421)	(1,775)	10.8	(14,949)
General administrative expenses	(16,256)	(14,825)	(1,431)	9.7	(13,580)
Personnel	(9,330)	(8,450)	(879)	10.4	(7,758)
Other general administrative expenses	(6,926)	(6,374)	(552)	8.7	(5,822)
Depreciation and amortisation	(1,940)	(1,596)	(344)	21.5	(1,370)

Net operating income	23,853	22,960	893	3.9	18,540

Net loan-loss provisions	(10,258)	(9,484)	(774)	8.2	(6,601)
Impairment losses on other assets	(471)	(402)	(69)	17.3	(91)
Other income	(1,072)	(1,311)	239	(18.2)	(426)

Profit before taxes (w/o capital gains)	12,052	11,764	288	2.4	11,421

Tax on profit	(2,923)	(2,336)	(587)	25.1	(2,391)

Profit from continuing operations (w/o capital gains)	9,129	9,427	(299)	(3.2)	9,030

Net profit from discontinued operations	(27)	31	(58)	—	319

Consolidated profit (w/o capital gains)	9,102	9,458	(356)	(3.8)	9,349

Minority interests	921	516	405	78.6	473

Attributable profit to the Group (w/o capital gains)	8,181	8,943	(762)	(8.5)	8,876

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group (1)	8,181	8,943	(762)	(8.5)	8,876

EPS (euros) (1)	0.9418	1.0454	(0.1036)	(9.9)	1.2207

Diluted EPS (euros)	0.9356	1.0382	(0.1026)	(9.9)	1.2133

Pro memoria:
Average total assets	1,190,361	1,099,018	91,343	8.3	970,413
Average shareholders’ equity	69,334	64,335	4,999	7.8	51,986

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 8,653 million (-3.2%) and EPS EUR 0.9961 (-4.7%).

Quarterly
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10

Net interest income	6,039	6,617	6,822	6,820	7,122	7,378	7,396	7,329

Dividends	87	153	94	102	47	144	60	111
Income from equity-accounted method	(13)	10	1	2	3	5	5	4
Net fees	2,164	2,374	2,291	2,252	2,326	2,483	2,481	2,445
Gains (losses) on financial transactions	862	977	777	806	724	567	599	715
Other operating income/expenses	80	16	19	29	38	38	22	9

Gross income	9,221	10,147	10,004	10,010	10,260	10,614	10,563	10,613

Operating expenses	(3,967)	(4,087)	(4,086)	(4,282)	(4,263)	(4,548)	(4,687)	(4,698)
General administrative expenses	(3,587)	(3,681)	(3,679)	(3,877)	(3,812)	(4,070)	(4,206)	(4,168)
Personnel	(2,059)	(2,106)	(2,095)	(2,190)	(2,182)	(2,317)	(2,408)	(2,421)
Other general administrative expenses	(1,529)	(1,575)	(1,583)	(1,687)	(1,629)	(1,753)	(1,798)	(1,746)
Depreciation and amortisation	(379)	(405)	(407)	(405)	(451)	(478)	(481)	(531)

Net operating income	5,254	6,060	5,918	5,728	5,997	6,066	5,876	5,915

Net loan-loss provisions	(2,209)	(2,417)	(2,574)	(2,284)	(2,436)	(2,483)	(2,935)	(2,404)
Impairment losses on other assets	(25)	(241)	(42)	(94)	(57)	(63)	(41)	(310)
Other income	(278)	(232)	(418)	(382)	(331)	(362)	(364)	(16)

Profit before taxes (w/o capital gains)	2,742	3,171	2,883	2,967	3,173	3,158	2,535	3,186

Tax on profit	(614)	(629)	(559)	(535)	(734)	(680)	(634)	(874)

Profit from continuing operations (w/o capital gains)	2,128	2,542	2,325	2,432	2,439	2,477	1,901	2,311

Net profit from discontinued operations	67	(6)	(7)	(23)	(12)	(1)	(4)	(10)

Consolidated profit (w/o capital gains)	2,195	2,536	2,318	2,409	2,427	2,476	1,897	2,301

Minority interests	99	113	97	207	212	246	262	201

Attributable profit to the Group (w/o capital gains)	2,096	2,423	2,221	2,202	2,215	2,230	1,635	2,101

Net extraordinary capital gains and allowances*	—	—	—	—	—	—	—	—

Attributable profit to the Group (1)	2,096	2,423	2,221	2,202	2,215	2,230	1,635	2,101

EPS (euros) (1)	0.2472	0.2846	0.2588	0.2547	0.2553	0.2574	0.1884	0.2408

Diluted EPS (euros)	0.2460	0.2831	0.2584	0.2508	0.2537	0.2558	0.1854	0.2406

(*).-	Including extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 2,107 million and EPS EUR 0.2429.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2010	2009	31.12.10	31.12.09

US$	1.3228	1.3906	1.3362	1.4406
Pound sterling	0.8570	0.8901	0.8608	0.8881
Brazilian real	2.3262	2.7577	2.2177	2.5113
New Mexican peso	16.6997	18.7756	16.5475	18.9223
Chilean peso	673.9214	775.2659	625.2748	730.7444
Argentine peso	5.1737	5.1760	5.3074	5.4761

Net fees
Million euros

			Variation
	2010	2009	Amount	%	2008

Commissions from services	5,632	5,267	366	6.9	4,799
Mutual & pension funds	1,267	1,178	89	7.5	1,627
Securities services	784	774	10	1.3	732
Insurance	2,051	1,861	190	10.2	1,862

Net fees	9,734	9,080	654	7.2	9,020

Operating expenses
Million euros

			Variation
	2010	2009	Amount	%	2008

Personnel expenses	9,330	8,450	879	10.4	7,758
General expenses	6,926	6,374	552	8.7	5,822
Information technology	798	786	12	1.6	668
Communications	670	632	39	6.1	609
Advertising	634	594	39	6.6	632
Buildings and premises	1,553	1,405	148	10.6	1,167
Printed and office material	178	209	(31)	(14.8)	173
Taxes (other than profit tax)	376	313	63	20.2	284
Other expenses	2,718	2,436	282	11.6	2,290

Personnel and general expenses	16,256	14,825	1,431	9.7	13,580

Depreciation and amortisation	1,940	1,596	344	21.5	1,370

Total operating expenses	18,196	16,421	1,775	10.8	14,949

Net loan-loss provisions
Million euros

			Variation
	2010	2009	Amount	%	2008

Non performing loans	11,457	10,516	942	9.0	7,306
Country-risk	2	(117)	119	—	100
Recovery of written-off assets	(1,201)	(915)	(287)	31.3	(805)

Total	10,258	9,484	774	8.2	6,601

Balance sheet
Million euros

			Variation
	31.12.10	31.12.09	Amount	%	31.12.08
Assets
Cash on hand and deposits at central banks	77,785	34,889	42,896	122.9	45,781
Trading portfolio	156,762	135,054	21,707	16.1	151,817
Debt securities	57,871	49,921	7,951	15.9	43,896
Customer loans	755	10,076	(9,321)	(92.5)	684
Equities	8,850	9,248	(398)	(4.3)	6,272
Trading derivatives	73,069	59,856	13,212	22.1	95,815
Deposits from credit institutions	16,216	5,953	10,263	172.4	5,150
Other financial assets at fair value	39,480	37,814	1,667	4.4	25,817
Customer loans	7,777	8,329	(551)	(6.6)	8,973
Other (deposits at credit institutions, debt securities and equities)	31,703	29,485	2,218	7.5	16,844
Available-for-sale financial assets	86,235	86,621	(386)	(0.4)	48,920
Debt securities	79,689	79,289	399	0.5	42,548
Equities	6,546	7,331	(785)	(10.7)	6,373
Loans	768,858	736,746	32,112	4.4	699,615
Deposits at credit institutions	44,808	57,641	(12,833)	(22.3)	64,731
Customer loans	715,621	664,146	51,475	7.8	617,231
Debt securities	8,429	14,959	(6,530)	(43.7)	17,653
Investments	273	164	108	65.9	1,323
Intangible assets and property and equipment	14,584	11,774	2,810	23.9	10,289
Goodwill	24,622	22,865	1,757	7.7	18,836
Other	48,901	44,602	4,300	9.6	47,233

Total assets	1,217,501	1,110,529	106,971	9.6	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	136,772	115,516	21,255	18.4	136,620
Customer deposits	7,849	4,658	3,191	68.5	4,896
Marketable debt securities	365	586	(221)	(37.7)	3,570
Trading derivatives	75,279	58,713	16,566	28.2	89,167
Other	53,279	51,559	1,719	3.3	38,987
Other financial liabilities at fair value	51,020	42,371	8,648	20.4	28,639
Customer deposits	27,142	14,636	12,506	85.4	9,318
Marketable debt securities	4,278	4,887	(609)	(12.5)	5,191
Due to central banks and credit institutions	19,600	22,848	(3,248)	(14.2)	14,130
Financial liabilities at amortized cost	898,969	823,403	75,566	9.2	770,008
Due to central banks and credit institutions	79,537	73,126	6,410	8.8	79,795
Customer deposits	581,385	487,681	93,703	19.2	406,015
Marketable debt securities	188,229	206,490	(18,261)	(8.8)	227,642
Subordinated debt	30,475	36,805	(6,330)	(17.2)	38,873
Other financial liabilities	19,343	19,300	43	0.2	17,681
Insurance liabilities	10,449	16,916	(6,467)	(38.2)	16,850
Provisions	15,660	17,533	(1,873)	(10.7)	17,736
Other liability accounts	23,717	20,919	2,798	13.4	19,777

Total liabilities	1,136,586	1,036,659	99,927	9.6	989,630

Shareholders’ equity	77,334	71,832	5,502	7.7	65,887
Capital stock	4,165	4,114	50	1.2	3,997
Reserves	66,258	61,071	5,187	8.5	55,707
Attributable profit to the Group	8,181	8,943	(762)	(8.5)	8,876
Less: dividends	(1,270)	(2,297)	1,027	(44.7)	(2,693)
Equity adjustments by valuation	(2,315)	(3,165)	850	(26.9)	(8,300)
Minority interests	5,896	5,204	692	13.3	2,415

Total equity	80,914	73,871	7,044	9.5	60,001

Total liabilities and equity	1,217,501	1,110,529	106,971	9.6	1,049,632

Balance sheet
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Assets
Cash on hand and deposits at central banks	36,305	46,334	25,316	34,889	48,394	61,056	69,183	77,785
Trading portfolio	157,721	140,148	132,905	135,054	146,999	162,540	180,566	156,762
Debt securities	47,401	47,738	48,212	49,921	58,256	65,521	58,085	57,871
Customer loans	6,188	3,205	4,528	10,076	1,946	1,061	612	755
Equities	5,883	6,940	7,914	9,248	8,761	6,707	7,746	8,850
Trading derivatives	92,491	77,767	66,893	59,856	71,637	85,357	93,855	73,069
Deposits from credit institutions	5,758	4,498	5,358	5,953	6,399	3,895	20,267	16,216
Other financial assets at fair value	31,189	34,179	38,742	37,814	34,311	34,029	41,611	39,480
Customer loans	8,886	9,186	12,100	8,329	8,369	12,201	9,446	7,777
Other (deposits at credit institutions, debt securities and equities)	22,303	24,993	26,642	29,485	25,942	21,827	32,166	31,703
Available-for-sale financial assets	60,693	72,004	83,085	86,621	87,587	85,908	83,191	86,235
Debt securities	53,970	64,383	75,125	79,289	80,189	78,360	76,477	79,689
Equities	6,722	7,621	7,959	7,331	7,398	7,547	6,714	6,546
Loans	744,848	763,628	719,676	736,746	742,569	787,512	773,021	768,858
Deposits at credit institutions	58,267	64,429	49,114	57,641	55,809	61,514	58,045	44,808
Customer loans	670,423	681,677	653,431	664,146	672,834	714,619	705,584	715,621
Debt securities	16,158	17,522	17,132	14,959	13,926	11,378	9,392	8,429
Investments	224	196	156	164	167	200	283	273
Intangible assets and property and equipment	11,055	11,060	11,147	11,774	12,000	12,837	12,969	14,584
Goodwill	20,719	23,192	23,474	22,865	23,602	25,345	23,928	24,622
Other	52,610	57,718	47,869	44,602	46,732	50,597	50,959	48,901

Total assets	1,115,365	1,148,460	1,082,370	1,110,529	1,142,360	1,220,024	1,235,712	1,217,501

Liabilities and shareholders’ equity
Trading portfolio	151,253	143,067	114,240	115,516	117,807	139,091	157,895	136,772
Customer deposits	9,144	5,742	4,793	4,658	4,116	4,081	5,567	7,849
Marketable debt securities	3,297	2,713	1,408	586	460	512	380	365
Trading derivatives	87,306	77,697	65,046	58,713	68,427	82,940	94,292	75,279
Other	51,507	56,916	42,993	51,559	44,804	51,557	57,656	53,279
Other financial liabilities at fair value	32,363	35,400	32,750	42,371	43,244	37,922	48,942	51,020
Customer deposits	11,251	8,771	7,841	14,636	17,316	23,691	29,074	27,142
Marketable debt securities	3,227	2,909	3,249	4,887	6,246	6,767	7,918	4,278
Deposits at credit institutions	17,885	23,720	21,661	22,848	19,682	7,464	11,951	19,600
Financial liabilities at amortized cost	811,086	831,921	802,056	823,403	850,157	911,636	902,505	898,969
Due to central banks and credit institutions	72,859	86,924	77,643	73,126	73,841	80,124	82,468	79,537
Customer deposits	456,619	469,261	458,630	487,681	515,596	567,527	566,653	581,385
Marketable debt securities	222,367	215,833	208,909	206,490	204,019	205,144	200,138	188,229
Subordinated debt	39,818	41,687	37,752	36,805	34,740	35,497	32,287	30,475
Other financial liabilities	19,422	18,216	19,122	19,300	21,961	23,343	20,959	19,343
Insurance liabilities	18,849	20,427	22,325	16,916	13,905	10,002	6,527	10,449
Provisions	17,793	18,224	18,137	17,533	17,906	16,942	16,756	15,660
Other liability accounts	22,157	32,576	23,278	20,919	23,709	26,014	26,827	23,717

Total liabilities	1,053,501	1,081,614	1,012,784	1,036,659	1,066,728	1,141,606	1,159,453	1,136,586

Shareholders’ equity	66,731	68,596	70,533	71,832	71,977	73,034	73,753	77,334
Capital stock	4,078	4,078	4,078	4,114	4,114	4,114	4,114	4,165
Reserves	65,369	61,102	60,818	61,071	69,769	65,587	64,672	66,258
Attributable profit to the Group	2,096	4,519	6,740	8,943	2,215	4,445	6,080	8,181
Less: dividends	(4,812)	(1,103)	(1,103)	(2,297)	(4,122)	(1,113)	(1,113)	(1,270)
Equity adjustments by valuation	(7,487)	(4,433)	(3,575)	(3,165)	(1,992)	(749)	(2,866)	(2,315)
Minority interests	2,620	2,683	2,628	5,204	5,647	6,133	5,372	5,896

Total equity	61,864	66,845	69,586	73,871	75,632	78,418	76,259	80,914

Total liabilities and equity	1,115,365	1,148,460	1,082,370	1,110,529	1,142,360	1,220,024	1,235,712	1,217,501

Customer loans
Million euros

			Variation
	31.12.10	31.12.09	Amount	%	31.12.08

Public sector	12,137	9,803	2,335	23.8	7,668
Other residents	217,497	222,355	(4,858)	(2.2)	230,783
Commercial bills	11,146	11,134	11	0.1	14,874
Secured loans	127,472	125,397	2,076	1.7	123,566
Other loans	78,879	85,824	(6,945)	(8.1)	92,343
Non-resident sector	514,217	468,267	45,950	9.8	400,903
Secured loans	311,048	286,381	24,667	8.6	229,761
Other loans	203,168	181,886	21,283	11.7	171,142

Gross customer loans	743,851	700,424	43,427	6.2	639,354

Loan-loss allowances	19,697	17,873	1,824	10.2	12,466

Net customer loans	724,154	682,551	41,603	6.1	626,888

Pro memoria: Doubtful loans	27,908	24,027	3,880	16.1	13,968
Public sector	42	18	25	138.5	1
Other residents	12,106	9,898	2,208	22.3	6,208
Non-resident sector	15,759	14,111	1,648	11.7	7,759

Customer loans
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10

Public sector	7,514	9,665	9,118	9,803	10,372	11,863	12,054	12,137
Other residents	231,211	228,776	224,904	222,355	220,327	224,195	217,421	217,497
Commercial bills	11,390	10,622	9,884	11,134	9,918	10,193	10,203	11,146
Secured loans	124,421	123,471	124,104	125,397	127,747	129,348	128,360	127,472
Other loans	95,400	94,684	90,917	85,824	82,663	84,654	78,858	78,879
Non-resident sector	461,581	470,816	452,200	468,267	470,620	510,688	505,753	514,217
Secured loans	270,826	285,771	274,599	286,381	292,133	319,425	307,683	311,048
Other loans	190,754	185,045	177,601	181,886	178,487	191,263	198,070	203,168

Gross customer loans	700,306	709,257	686,223	700,424	701,319	746,746	735,227	743,851

Loan-loss allowances	14,809	15,189	16,163	17,873	18,170	18,864	19,586	19,697

Net customer loans	685,497	694,068	670,059	682,551	683,149	727,882	715,642	724,154

Pro memoria: Doubtful loans	18,683	21,504	22,349	24,027	25,059	26,745	26,659	27,908
Public sector	15	14	40	18	21	42	33	42
Other residents	7,748	8,407	8,986	9,898	10,367	10,833	11,232	12,106
Non-resident sector	10,921	13,083	13,323	14,111	14,671	15,871	15,394	15,759

Credit risk management *
Million euros

			Variation
	31.12.10	31.12.09	Amount		%	31.12.08

Non-performing loans	28,522	24,554	3,969		16.2	14,191
NPL ratio (%)	3.55	3.24	0.31	p.		2.04
Loan-loss allowances	20,748	18,497	2,251		12.2	12,863
Specific	14,901	11,770	3,131		26.6	6,682
Generic	5,846	6,727	(881)		(13.1)	6,181
NPL coverage (%)	73	75	(3	p.)		91
Credit cost (%) **	1.56	1.57	(0.01	p.)		1.16

Ordinary non-performing and doubtful loans ***	18,061	17,641	420		2.4	10,626
NPL ratio (%) ***	2.28	2.35	(0.07	p.)		1.53
NPL coverage (%) ***	115	105	10	p.		121

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10

Non-performing loans	18,968	21,752	22,666	24,554	25,512	27,325	27,195	28,522
NPL ratio (%)	2.49	2.82	3.03	3.24	3.34	3.37	3.42	3.55
Loan-loss allowances	15,166	15,727	16,619	18,497	18,898	19,911	20,490	20,748
Specific	8,905	9,564	10,550	11,770	12,219	13,232	14,008	14,901
Generic	6,261	6,163	6,069	6,727	6,679	6,679	6,482	5,846
NPL coverage (%)	80	72	73	75	74	73	75	73
Credit cost (%) **	1.34	1.45	1.56	1.57	1.58	1.60	1.65	1.56

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10

Balance at beginning of period	14,191	18,968	21,752	22,666	24,554	25,512	27,325	27,195
Net additions	5,290	4,877	4,170	3,897	3,423	3,389	2,895	3,771
Increase in scope of consolidation	1,033	—	—	—	—	—	254	3
Exchange differences	211	370	(302)	610	420	1,307	(1,060)	480
Write-offs	(1,758)	(2,463)	(2,954)	(2,620)	(2,885)	(2,884)	(2,219)	(2,926)

Balance at period-end	18,968	21,752	22,666	24,554	25,512	27,325	27,195	28,522

Customer funds under management
Million euros

			Variation
	31.12.10	31.12.09	Amount	%	31.12.08

Public sector	9,655	13,293	(3,638)	(27.4)	13,720
Other residents	161,096	126,189	34,907	27.7	117,776
Demand deposits	67,077	61,000	6,077	10.0	51,300
Time deposits	81,145	49,177	31,968	65.0	46,783
REPOs	12,873	16,012	(3,138)	(19.6)	19,693
Non-resident sector	445,625	367,495	78,131	21.3	288,734
Demand deposits	210,490	195,823	14,668	7.5	151,774
Time deposits	197,590	148,485	49,105	33.1	115,620
REPOs	30,623	18,403	12,220	66.4	17,187
Public Sector	6,922	4,784	2,138	44.7	4,153

Customer deposits	616,376	506,976	109,400	21.6	420,229

Debt securities	192,872	211,963	(19,091)	(9.0)	236,403
Subordinated debt	30,475	36,805	(6,330)	(17.2)	38,873

On-balance-sheet customer funds	839,723	755,744	83,979	11.1	695,506

Mutual funds	113,510	105,216	8,293	7.9	90,306
Pension funds	10,965	11,310	(345)	(3.0)	11,128
Managed portfolios	20,314	18,364	1,950	10.6	17,289
Savings-insurance policies	758	9,422	(8,664)	(92.0)	12,338

Other customer funds under management	145,547	144,313	1,234	0.9	131,061

Customer funds under management	985,269	900,057	85,213	9.5	826,567

Mutual funds
Million euros

			Variation
	31.12.10	31.12.09	Amount	%	31.12.08

Spain	34,310	40,616	(6,306)	(15.5)	44,694
Portugal	3,209	3,982	(773)	(19.4)	3,031
United Kingdom	14,369	10,937	3,432	31.4	7,180
Latin America	61,621	49,681	11,940	24.0	35,400

Total	113,510	105,216	8,293	7.9	90,306

Pension funds
Million euros

			Variation
	31.12.10	31.12.09	Amount	%	31.12.08

Spain	9,650	9,912	(262)	(2.6)	9,734
Portugal	1,315	1,398	(83)	(5.9)	1,394

Total	10,965	11,310	(345)	(3.0)	11,128

Customer funds under management
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10

Public sector	17,080	14,089	14,917	13,293	16,438	10,988	11,935	9,655
Other residents	119,755	118,401	116,180	126,189	130,262	158,277	157,895	161,096
Demand deposits	52,918	55,873	57,689	61,000	62,678	67,025	66,505	67,077
Time deposits	48,374	44,748	43,842	49,177	53,398	77,141	81,300	81,145
REPOs	18,463	17,781	14,649	16,012	14,185	14,111	10,090	12,873
Non-resident sector	340,180	351,284	340,165	367,495	390,329	426,034	431,463	445,625
Demand deposits	178,147	188,329	181,906	195,823	202,484	216,787	206,923	210,490
Time deposits	132,412	137,586	137,136	148,485	162,273	173,737	190,920	197,590
REPOs	23,338	17,201	16,556	18,403	21,738	27,734	27,303	30,623
Public Sector	6,282	8,167	4,567	4,784	3,833	7,776	6,317	6,922

Customer deposits	477,015	483,774	471,263	506,976	537,028	595,300	601,293	616,376

Debt securities	228,891	221,454	213,566	211,963	210,725	212,424	208,435	192,872
Subordinated debt	39,818	41,687	37,752	36,805	34,740	35,497	32,287	30,475

On-balance-sheet customer funds	745,724	746,916	722,581	755,744	782,493	843,220	842,016	839,723

Mutual funds	89,116	94,630	100,265	105,216	110,797	113,668	107,833	113,510
Pension funds	10,567	10,706	11,081	11,310	11,215	10,662	10,865	10,965
Managed portfolios	16,612	17,950	17,426	18,364	19,693	21,539	20,726	20,314
Savings-insurance policies	12,970	14,223	15,526	9,422	7,501	4,685	2,755	758

Other customer funds under management	129,265	137,509	144,298	144,313	149,206	150,554	142,179	145,547

Customer funds under management	874,989	884,425	866,879	900,057	931,699	993,774	984,195	985,269

Mutual funds
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10

Spain	41,042	40,619	40,646	40,616	40,271	38,395	38,257	34,310
Portugal	2,748	3,271	3,825	3,982	4,158	3,524	3,496	3,209
United Kingdom	7,461	9,060	9,821	10,937	11,923	13,203	13,704	14,369
Latin America	37,865	41,681	45,973	49,681	54,446	58,546	52,377	61,621

Total	89,116	94,630	100,265	105,216	110,797	113,668	107,833	113,510

Pension funds
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10

Spain	9,273	9,412	9,753	9,912	9,826	9,425	9,551	9,650
Portugal	1,294	1,294	1,328	1,398	1,389	1,237	1,314	1,315

Total	10,567	10,706	11,081	11,310	11,215	10,662	10,865	10,965

Shareholders’ equity and minority interests
Million euros

			Variation
	31.12.10	31.12.09	Amount	%	31.12.08

Capital stock	4,165	4,114	50	1.2	3,997
Additional paid-in surplus	29,457	29,305	152	0.5	28,104
Reserves	36,993	31,796	5,197	16.3	28,024
Treasury stock	(192)	(30)	(163)	546.2	(421)

Shareholders’ equity (before profit and dividends)	70,423	65,186	5,237	8.0	59,704

Attributable profit	8,181	8,943	(762)	(8.5)	8,876
Interim dividend distributed	(1,270)	(1,285)	15	(1.2)	(1,711)
Interim dividend not distributed	(2,060)	(2,837)	777	(27.4)	(3,102)

Shareholders’ equity (after retained profit)	75,273	70,006	5,267	7.5	63,768

Valuation adjustments	(2,315)	(3,165)	850	(26.9)	(8,300)
Minority interests	5,896	5,204	692	13.3	2,415

Total equity (after retained profit)	78,854	72,045	6,809	9.5	57,883

Preferred shares and securities in subordinated debt	7,352	7,745	(393)	(5.1)	8,673

Total equity and capital with the nature of financial liabilities	86,207	79,791	6,416	8.0	66,555

Computable capital and BIS II ratio
Million euros

			Variation
	31.12.10	31.12.09	Amount		%	31.12.08

Core capital	53,205	48,366	4,838		10.0	38,968
Basic capital	60,617	56,615	4,002		7.1	46,894
Supplementary capital	20,670	24,309	(3,640)		(15.0)	25,225
Deductions	(2,011)	(1,221)	(790)		64.7	(3,816)

Computable capital	79,276	79,704	(428)		(0.5)	68,302

Risk-weighted assets	604,885	561,684	43,201		7.7	514,003

BIS II ratio	13.1	14.2	(1.1	p.)		13.3

Tier I (before deductions)	10.0	10.1	(0.1	p.)		9.1

Core capital	8.8	8.6	0.2	p.		7.5

Shareholders’ equity surplus (BIS II ratio)	30,885	34,769	(3,884)		(11.2)	27,182

Recorded profit and loss statement
Million euros

	2010	2009

Net consolidated profit	9,102	9,412

Other recroded revenues/expenses	1,643	5,551

Available-for-sale financial assets	(1,897)	566
Cash flow hedges	84	54
Hedges of net investments in businesses abroad	(2,253)	(1,171)
Exchange rates differences	4,913	5,573
Other revenues/expenses	2	112
Recorded in minority interests	793	417

Total recorded revenues/expenses	10,745	14,963

Attributale to the Parent Bank	9,031	14,077
Attributale to the minority interests	1,714	886

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	2010	2009	Amount	%	2010	2009	Amount	%
Income statement (million euros)
Continental Europe	9,794	10,312	(519)	(5.0)	3,885	5,031	(1,146)	(22.8)

o/w: Santander Branch Network	2,769	3,240	(470)	(14.5)	1,243	2,005	(762)	(38.0)
Banesto	1,376	1,551	(175)	(11.3)	419	738	(319)	(43.2)
Santander Consumer Finance	3,361	2,972	389	13.1	811	629	182	28.9
Portugal	650	726	(75)	(10.4)	456	531	(75)	(14.2)

United Kingdom	3,567	3,231	337	10.4	1,985	1,726	259	15.0

Latin America	12,805	11,071	1,734	15.7	4,804	3,833	971	25.3

o/w: Brazil	9,037	7,376	1,660	22.5	2,836	2,167	669	30.9
Mexico	1,458	1,542	(84)	(5.5)	682	495	188	37.9
Chile	1,311	1,196	115	9.7	683	563	120	21.3

Sovereign	1,169	582	587	100.8	424	(25)	449	—

Operating areas	27,335	25,196	2,139	8.5	11,099	10,565	533	5.0

Corporate Activities	(3,482)	(2,236)	(1,246)	55.7	(2,918)	(1,623)	(1,295)	79.8

Total Group	23,853	22,960	893	3.9	8,181	8,943	(762)	(8.5)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	2010	2009	2010	2009	31.12.10	31.12.09	31.12.10	31.12.09

Ratios (%)
Continental Europe	38.6	36.4	14.15	18.78	4.34	3.64	71	77

o/w: Santander Branch Network *	42.8	39.2	17.38	26.65	5.52	4.38	52	65
Banesto	42.8	39.9	9.43	17.24	4.11	2.97	54	64
Santander Consumer Finance	27.5	27.3	10.31	9.06	4.95	5.39	128	97
Portugal	45.4	42.8	20.34	25.38	2.90	2.27	60	65

United Kingdom	39.4	40.8	22.72	29.62	1.76	1.71	46	44

Latin America	38.4	37.3	22.66	23.67	4.11	4.25	104	105

o/w: Brazil	37.0	37.0	23.11	25.64	4.91	5.27	101	99
Mexico	38.7	34.2	19.52	18.43	1.84	1.84	215	264
Chile	36.0	33.2	30.53	32.29	3.74	3.20	89	89

Sovereign	44.5	60.2	14.87	—	4.61	5.35	75	62

Operating areas	38.9	38.3	18.42	21.02	3.53	3.21	75	76

Total Group	43.3	41.7	11.80	13.90	3.55	3.24	73	75

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2010 stood at 4.24% (3.41% in December 2009) and NPL coverage was 54% (73% in December 2009).

	Employees		Branches
	31.12.10	31.12.09	31.12.10	31.12.09
Operating means
Continental Europe	54,518	49,870	6,063	5,871
o/w: Santander Branch Network	18,893	19,064	2,931	2,934
Banesto	9,742	9,727	1,762	1,773
Santander Consumer Finance	13,852	9,362	519	310
Portugal	6,214	6,294	759	763

United Kingdom	23,649	22,949	1,416	1,322

Latin America	89,526	85,974	5,882	5,745

o/w: Brazil	53,900	50,961	3,702	3,593
Mexico	12,500	12,466	1,100	1,093
Chile	11,595	11,751	504	498

Sovereign	8,647	8,847	721	722

Operating areas	176,340	167,640	14,082	13,660

Corporate Activities	2,529	1,820

Total Group	178,869	169,460	14,082	13,660

Operating areas
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	31,902	28,509	3,393	11.9

Net fees	9,774	9,086	689	7.6
Gains (losses) on financial transactions	2,747	2,792	(45)	(1.6)
Other operating income*	286	421	(136)	(32.2)

Gross income	44,710	40,808	3,902	9.6

Operating expenses	(17,374)	(15,612)	(1,763)	11.3
General administrative expenses	(15,567)	(14,129)	(1,438)	10.2
Personnel	(9,061)	(8,143)	(918)	11.3
Other general administrative expenses	(6,506)	(5,986)	(520)	8.7
Depreciation and amortisation	(1,807)	(1,482)	(325)	21.9

Net operating income	27,335	25,196	2,139	8.5

Net loan-loss provisions	(10,147)	(9,533)	(613)	6.4
Other income	(1,116)	(865)	(251)	29.0

Profit before taxes	16,073	14,798	1,275	8.6

Tax on profit	(4,014)	(3,757)	(257)	6.8

Profit from continuing operations	12,059	11,041	1,018	9.2

Net profit from discontinued operations	(14)	45	(59)	—

Consolidated profit	12,045	11,086	959	8.6

Minority interests	946	521	425	81.6

Attributable profit to the Group (1)	11,099	10,565	533	5.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 11,571 million (+9.5%).

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	721,509	682,245	39,264		5.8
Trading portfolio (w/o loans)	134,668	114,694	19,974		17.4
Available-for-sale financial assets	64,947	59,751	5,196		8.7
Due from credit institutions**	118,416	141,916	(23,501)		(16.6)
Intangible assets and property and equipment	12,675	10,795	1,880		17.4
Other assets	124,838	88,150	36,688		41.6

Total assets/liabilities & shareholders’ equity	1,177,052	1,097,551	79,501		7.2

Customer deposits**	602,118	503,761	98,358		19.5
Marketable debt securities**	130,060	128,869	1,191		0.9
Subordinated debt**	18,347	17,673	674		3.8
Insurance liabilities	10,449	16,916	(6,467)		(38.2)
Due to credit institutions**	178,781	208,889	(30,109)		(14.4)
Other liabilities	174,111	168,995	5,116		3.0
Shareholders’ equity***	63,187	52,448	10,739		20.5

Other customer funds under management	145,547	144,313	1,234		0.9

Mutual funds	113,510	105,216	8,293		7.9
Pension funds	10,965	11,310	(345)		(3.0)
Managed portfolios	20,314	18,364	1,950		10.6
Savings-insurance policies	758	9,422	(8,664)		(92.0)

Customer funds under management	896,072	794,615	101,456		12.8

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	18.42	21.02	(2.60	p.)
Efficiency ratio (with amortisations)	38.9	38.3	0.6	p.
NPL ratio	3.53	3.21	0.32	p.
NPL coverage	75	76	(1	p.)
Number of employees (direct & indirect)	176,340	167,640	8,700		5.2
Number of branches	14,082	13,660	422		3.1

Operating areas
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	6,676	7,204	7,302	7,326	7,728	8,079	8,132	7,963

Net fees	2,151	2,375	2,302	2,257	2,328	2,493	2,501	2,452
Gains (losses) on financial transactions	749	683	783	577	779	640	697	631
Other operating income*	140	102	86	94	54	131	36	65

Gross income	9,717	10,364	10,474	10,254	10,889	11,343	11,367	11,112

Operating expenses	(3,746)	(3,876)	(3,917)	(4,072)	(4,036)	(4,355)	(4,478)	(4,505)
General administrative expenses	(3,402)	(3,507)	(3,538)	(3,682)	(3,623)	(3,903)	(4,035)	(4,005)
Personnel	(1,972)	(2,031)	(2,030)	(2,110)	(2,090)	(2,276)	(2,336)	(2,359)
Other general administrative expenses	(1,430)	(1,475)	(1,508)	(1,572)	(1,533)	(1,628)	(1,699)	(1,647)
Depreciation and amortisation	(344)	(369)	(379)	(390)	(412)	(452)	(443)	(500)

Net operating income	5,970	6,488	6,556	6,182	6,853	6,988	6,889	6,606

Net loan-loss provisions	(2,211)	(2,426)	(2,536)	(2,360)	(2,398)	(2,461)	(2,908)	(2,380)
Other income	(176)	(240)	(264)	(184)	(297)	(270)	(219)	(330)

Profit before taxes	3,583	3,821	3,757	3,638	4,158	4,257	3,761	3,897

Tax on profit	(965)	(915)	(959)	(918)	(1,007)	(1,055)	(906)	(1,047)

Profit from continuing operations	2,617	2,907	2,798	2,719	3,151	3,202	2,856	2,850

Net profit from discontinued operations	67	(6)	(4)	(11)	(2)	(1)	(4)	(7)

Consolidated profit	2,684	2,901	2,794	2,708	3,150	3,201	2,852	2,843

Minority interests	103	112	106	200	213	246	260	227

Attributable profit to the Group (1)	2,581	2,789	2,688	2,508	2,937	2,955	2,592	2,616

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 3,064 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	685,236	693,092	668,426	682,245	681,956	726,706	713,972	721,509
Trading portfolio (w/o loans)	143,013	128,326	118,826	114,694	133,509	150,344	154,936	134,668
Available-for-sale financial assets	43,762	47,771	55,735	59,751	65,120	66,279	62,128	64,947
Due from credit institutions**	131,335	141,277	127,489	141,916	138,519	138,846	166,204	118,416
Intangible assets and property and equipment	9,638	9,821	9,818	10,795	10,958	11,491	11,272	12,675
Other assets	84,649	95,065	83,099	88,150	91,977	113,369	119,012	124,838

Total assets/liabilities & shareholders’ equity	1,097,633	1,115,351	1,063,394	1,097,551	1,122,039	1,207,035	1,227,524	1,177,052

Customer deposits**	474,267	482,553	470,182	503,761	526,831	585,608	586,798	602,118
Marketable debt securities**	130,084	128,189	127,534	128,869	130,648	137,164	134,039	130,060
Subordinated debt**	16,491	18,224	17,630	17,673	18,693	20,186	18,422	18,347
Insurance liabilities	18,849	20,427	22,325	16,916	13,905	10,002	6,527	10,449
Due to credit institutions**	193,782	209,032	196,819	208,889	193,964	200,686	205,517	178,781
Other liabilities	211,585	206,639	177,992	168,995	179,292	192,280	211,895	174,111
Shareholders’ equity***	52,576	50,287	50,911	52,448	58,705	61,110	64,324	63,187

Other customer funds under management	129,265	137,509	144,298	144,313	149,206	150,554	142,179	145,547

Mutual funds	89,116	94,630	100,265	105,216	110,797	113,668	107,833	113,510
Pension funds	10,567	10,706	11,081	11,310	11,215	10,662	10,865	10,965
Managed portfolios	16,612	17,950	17,426	18,364	19,693	21,539	20,726	20,314
Savings-insurance policies	12,970	14,223	15,526	9,422	7,501	4,685	2,755	758

Customer funds under management	750,106	766,475	759,645	794,615	825,378	893,512	881,438	896,072

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.45	2.80	3.06	3.21	3.32	3.35	3.39	3.53
NPL coverage	81	74	74	76	75	74	77	75

Continental Europe
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	10,957	11,456	(499)	(4.4)

Net fees	3,748	3,787	(38)	(1.0)
Gains (losses) on financial transactions	843	609	234	38.3
Other operating income*	397	364	33	9.1

Gross income	15,946	16,217	(271)	(1.7)

Operating expenses	(6,152)	(5,904)	(248)	4.2
General administrative expenses	(5,513)	(5,335)	(179)	3.3
Personnel	(3,429)	(3,306)	(123)	3.7
Other general administrative expenses	(2,084)	(2,028)	(56)	2.8
Depreciation and amortisation	(639)	(569)	(70)	12.2

Net operating income	9,794	10,312	(519)	(5.0)

Net loan-loss provisions	(4,190)	(3,111)	(1,079)	34.7
Other income	(192)	(151)	(41)	26.9

Profit before taxes	5,412	7,050	(1,638)	(23.2)

Tax on profit	(1,417)	(1,882)	464	(24.7)

Profit from continuing operations	3,995	5,169	(1,174)	(22.7)

Net profit from discontinued operations	(14)	(45)	31	(69.3)

Consolidated profit	3,981	5,124	(1,143)	(22.3)

Minority interests	96	93	3	3.4

Attributable profit to the Group (1)	3,885	5,031	(1,146)	(22.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 4,357 million (-13.4%).

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	323,660	322,026	1,634		0.5
Trading portfolio (w/o loans)	57,690	50,764	6,926		13.6
Available-for-sale financial assets	23,843	20,132	3,711		18.4
Due from credit institutions**	66,925	90,530	(23,605)		(26.1)
Intangible assets and property and equipment	4,965	5,054	(88)		(1.7)
Other assets	22,160	21,955	204		0.9

Total assets/liabilities & shareholders’ equity	499,243	510,461	(11,217)		(2.2)

Customer deposits**	247,715	198,144	49,571		25.0
Marketable debt securities**	48,413	50,610	(2,196)		(4.3)
Subordinated debt**	1,740	2,079	(339)		(16.3)
Insurance liabilities	933	10,287	(9,354)		(90.9)
Due to credit institutions**	77,029	117,509	(40,480)		(34.4)
Other liabilities	95,993	105,366	(9,373)		(8.9)
Shareholders’ equity***	27,420	26,466	953		3.6

Other customer funds under management	53,968	70,289	(16,322)		(23.2)

Mutual funds	37,519	44,598	(7,079)		(15.9)
Pension funds	10,965	11,310	(345)		(3.0)
Managed portfolios	5,484	5,499	(15)		(0.3)
Savings-insurance policies	—	8,882	(8,882)		(100.0)

Customer funds under management	351,836	321,122	30,714		9.6

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	14.15	18.78	(4.63	p.)
Efficiency ratio (with amortisations)	38.6	36.4	2.2	p.
NPL ratio	4.34	3.64	0.70	p.
NPL coverage	71	77	(5	p.)
Number of employees (direct & indirect)	54,518	49,870	4,648		9.3
Number of branches	6,063	5,871	192		3.3

Continental Europe
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	2,902	2,932	2,875	2,747	2,855	2,758	2,752	2,592

Net fees	955	1,039	922	870	959	947	928	914
Gains (losses) on financial transactions	121	164	215	110	310	227	137	169
Other operating income*	92	105	58	108	61	144	86	106

Gross income	4,071	4,240	4,071	3,835	4,186	4,076	3,903	3,781

Operating expenses	(1,466)	(1,472)	(1,450)	(1,516)	(1,487)	(1,510)	(1,565)	(1,590)
General administrative expenses	(1,327)	(1,332)	(1,311)	(1,365)	(1,340)	(1,350)	(1,411)	(1,412)
Personnel	(835)	(828)	(816)	(827)	(832)	(851)	(877)	(868)
Other general administrative expenses	(492)	(504)	(495)	(538)	(507)	(499)	(534)	(544)
Depreciation and amortisation	(139)	(140)	(139)	(152)	(148)	(160)	(153)	(179)

Net operating income	2,605	2,769	2,620	2,319	2,699	2,565	2,338	2,190

Net loan-loss provisions	(773)	(821)	(783)	(734)	(765)	(853)	(1,530)	(1,042)
Other income	(6)	(18)	(75)	(53)	(26)	(63)	13	(115)

Profit before taxes	1,825	1,930	1,763	1,532	1,908	1,649	822	1,033

Tax on profit	(480)	(489)	(466)	(447)	(511)	(434)	(175)	(298)

Profit from continuing operations	1,346	1,440	1,297	1,085	1,397	1,216	647	735

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)	(1)	(4)	(7)

Consolidated profit	1,328	1,431	1,292	1,073	1,395	1,215	644	728

Minority interests	26	27	23	16	27	30	22	18

Attributable profit to the Group (1)	1,302	1,404	1,268	1,057	1,369	1,185	622	710

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 1,094 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	331,184	330,430	324,563	322,026	321,030	329,680	329,763	323,660
Trading portfolio (w/o loans)	68,294	60,724	51,655	50,764	59,666	64,038	68,228	57,690
Available-for-sale financial assets	15,997	18,303	19,205	20,132	25,854	23,497	25,064	23,843
Due from credit institutions**	75,531	81,561	74,737	90,530	84,462	92,934	104,781	66,925
Intangible assets and property and equipment	4,610	4,600	4,588	5,054	5,018	5,045	5,016	4,965
Other assets	19,067	21,750	24,022	21,955	23,290	21,291	20,916	22,160

Total assets/liabilities & shareholders’ equity	514,682	517,367	498,770	510,461	519,319	536,485	553,768	499,243

Customer deposits**	175,325	177,118	174,208	198,144	210,851	238,123	247,514	247,715
Marketable debt securities**	51,342	51,721	53,398	50,610	48,990	47,033	49,405	48,413
Subordinated debt**	1,715	2,066	2,026	2,079	2,014	2,050	2,009	1,740
Insurance liabilities	14,564	15,377	16,646	10,287	8,695	5,428	3,585	933
Due to credit institutions**	95,692	112,406	112,193	117,509	111,894	102,798	105,518	77,029
Other liabilities	147,655	131,719	113,482	105,366	109,399	113,085	118,194	95,993
Shareholders’ equity***	28,391	26,960	26,817	26,466	27,476	27,967	27,543	27,420

Other customer funds under management	70,959	72,807	75,607	70,289	68,520	62,487	60,583	53,968

Mutual funds	43,790	43,890	44,471	44,598	44,429	41,919	41,753	37,519
Pension funds	10,567	10,706	11,081	11,310	11,215	10,662	10,865	10,965
Managed portfolios	3,925	4,326	4,995	5,499	5,515	5,442	5,434	5,484
Savings-insurance policies	12,677	13,886	15,061	8,882	7,362	4,465	2,532	—

Customer funds under management	299,340	303,712	305,239	321,122	330,376	349,694	359,512	351,836

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	2.73	3.10	3.41	3.64	3.72	3.85	4.00	4.34
NPL coverage	81	75	71	77	76	73	77	71

Santander Branch Network
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	3,682	4,044	(362)	(9.0)

Net fees	1,080	1,187	(107)	(9.0)
Gains (losses) on financial transactions	110	128	(18)	(14.0)
Other operating income*	(31)	(31)	(0)	1.4

Gross income	4,841	5,328	(487)	(9.1)

Operating expenses	(2,072)	(2,089)	17	(0.8)
General administrative expenses	(1,910)	(1,930)	20	(1.0)
Personnel	(1,234)	(1,235)	1	(0.1)
Other general administrative expenses	(676)	(695)	19	(2.7)
Depreciation and amortisation	(161)	(158)	(3)	1.9

Net operating income	2,769	3,240	(470)	(14.5)

Net loan-loss provisions	(1,091)	(480)	(610)	127.1
Other income	25	(13)	37	—

Profit before taxes	1,703	2,747	(1,043)	(38.0)

Tax on profit	(460)	(742)	282	(38.0)

Profit from continuing operations	1,243	2,005	(762)	(38.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,243	2,005	(762)	(38.0)

Minority interests	0	0	(0)	(33.7)

Attributable profit to the Group (1)	1,243	2,005	(762)	(38.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 1,536 million (-23.4%).

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	111,372	115,272	(3,900)		(3.4)
Trading portfolio (w/o loans)	—	—	—		—
Available-for-sale financial assets	—	—	—		—
Due from credit institutions**	214	21	193		937.3
Intangible assets and property and equipment	1,201	1,212	(11)		(0.9)
Other assets	481	553	(72)		(13.0)

Total assets/liabilities & shareholders’ equity	113,268	117,058	(3,790)		(3.2)

Customer deposits**	85,667	72,428	13,240		18.3
Marketable debt securities**	—	—	—		—
Subordinated debt**	—	—	—		—
Insurance liabilities	—	—	—		—
Due to credit institutions**	457	386	70		18.2
Other liabilities	20,089	37,056	(16,967)		(45.8)
Shareholders’ equity***	7,056	7,188	(132)		(1.8)

Other customer funds under management	26,864	28,961	(2,097)		(7.2)

Mutual funds	20,347	21,660	(1,313)		(6.1)
Pension funds	6,132	6,203	(71)		(1.1)
Managed portfolios	—	—	—		—
Savings-insurance policies	385	1,098	(713)		(64.9)

Customer funds under management	112,531	101,388	11,142		11.0

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	17.38	26.65	(9.27	p.)
Efficiency ratio (with amortisations)	42.8	39.2	3.6	p.
NPL ratio	5.52	4.38	1.14	p.
NPL coverage	52	65	(13	p.)
Number of employees (direct & indirect)	18,893	19,064	(171)		(0.9)
Number of branches	2,931	2,934	(3)		(0.1)

Santander Branch Network
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	1,029	1,031	1,001	984	1,032	938	895	817

Net fees	308	313	283	284	290	276	261	253
Gains (losses) on financial transactions	44	40	25	19	31	38	21	19
Other operating income*	(3)	(4)	(18)	(5)	(8)	(7)	(10)	(7)

Gross income	1,378	1,379	1,290	1,281	1,345	1,245	1,168	1,083

Operating expenses	(521)	(521)	(519)	(528)	(516)	(516)	(516)	(525)
General administrative expenses	(482)	(483)	(480)	(486)	(476)	(476)	(476)	(482)
Personnel	(317)	(313)	(310)	(296)	(311)	(309)	(304)	(310)
Other general administrative expenses	(165)	(169)	(170)	(190)	(165)	(167)	(172)	(172)
Depreciation and amortisation	(39)	(39)	(39)	(42)	(40)	(40)	(40)	(43)

Net operating income	857	858	771	754	830	729	652	559

Net loan-loss provisions	(104)	(138)	(122)	(117)	(136)	(179)	(553)	(223)
Other income	(7)	(6)	(6)	7	(8)	14	15	4

Profit before taxes	747	713	643	644	685	564	114	340

Tax on profit	(202)	(193)	(174)	(174)	(185)	(152)	(31)	(92)

Profit from continuing operations	545	521	469	470	500	412	83	248

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	545	521	469	470	500	412	83	248

Minority interests	0	0	0	0	0	0	0	0

Attributable profit to the Group (1)	545	521	469	470	500	412	83	248

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 376 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	121,398	119,708	116,184	115,272	113,967	115,196	112,812	111,372
Trading portfolio (w/o loans)	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—	—	—
Due from credit institutions**	36	28	30	21	31	111	217	214
Intangible assets and property and equipment	1,212	1,212	1,212	1,212	1,211	1,211	1,211	1,201
Other assets	644	588	601	553	638	676	476	481

Total assets/liabilities & shareholders’ equity	123,290	121,537	118,028	117,058	115,847	117,195	114,716	113,268

Customer deposits**	59,446	60,539	65,112	72,428	78,753	87,808	87,224	85,667
Marketable debt securities**	—	—	—	—	—	—	—	—
Subordinated debt**	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	245	247	304	386	583	781	808	457
Other liabilities	55,973	53,246	45,274	37,056	29,387	21,214	19,649	20,089
Shareholders’ equity***	7,626	7,506	7,338	7,188	7,125	7,392	7,035	7,056

Other customer funds under management	36,760	34,981	35,645	28,961	28,841	27,522	27,678	26,864

Mutual funds	23,429	21,704	21,572	21,660	21,325	20,811	20,980	20,347
Pension funds	6,021	6,108	6,295	6,203	6,324	6,064	6,125	6,132
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	7,309	7,169	7,778	1,098	1,192	647	574	385

Customer funds under management	96,206	95,520	100,756	101,388	107,594	115,330	114,902	112,531

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.14	3.50	3.86	4.38	4.65	4.78	4.90	5.52
NPL coverage	61	57	52	65	59	53	55	52

Spread	3.40	3.15	3.00	2.78	2.60	2.04	1.87	1.89

Spread loans	2.21	2.26	2.32	2.25	2.10	1.94	1.83	1.83
Spread deposits	1.19	0.89	0.68	0.53	0.50	0.10	0.04	0.06

Banesto
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	1,521	1,747	(226)	(12.9)

Net fees	617	608	10	1.6
Gains (losses) on financial transactions	196	165	31	18.9
Other operating income*	69	64	5	8.0

Gross income	2,403	2,583	(180)	(7.0)

Operating expenses	(1,027)	(1,032)	5	(0.4)
General administrative expenses	(904)	(909)	6	(0.6)
Personnel	(666)	(683)	16	(2.4)
Other general administrative expenses	(237)	(226)	(11)	4.8
Depreciation and amortisation	(124)	(123)	(1)	0.8

Net operating income	1,376	1,551	(175)	(11.3)

Net loan-loss provisions	(709)	(379)	(330)	87.0
Other income	(29)	(23)	(6)	26.3

Profit before taxes	637	1,148	(511)	(44.5)

Tax on profit	(161)	(334)	173	(51.7)

Profit from continuing operations	476	814	(339)	(41.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	476	814	(339)	(41.6)

Minority interests	57	77	(20)	(26.0)

Attributable profit to the Group (1)	419	738	(319)	(43.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 531 million (-28.1%).

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	75,624	75,449	175		0.2
Trading portfolio (w/o loans)	6,575	6,857	(282)		(4.1)
Available-for-sale financial assets	9,025	7,837	1,188		15.2
Due from credit institutions**	17,103	23,500	(6,397)		(27.2)
Intangible assets and property and equipment	1,374	1,424	(50)		(3.5)
Other assets	7,520	7,332	189		2.6

Total assets/liabilities & shareholders’ equity	117,222	122,399	(5,177)		(4.2)

Customer deposits**	59,721	55,580	4,141		7.5
Marketable debt securities**	27,684	29,893	(2,209)		(7.4)
Subordinated debt**	1,304	1,340	(36)		(2.7)
Insurance liabilities	—	—	—		—
Due to credit institutions**	13,422	18,362	(4,940)		(26.9)
Other liabilities	10,611	12,892	(2,281)		(17.7)
Shareholders’ equity***	4,480	4,332	147		3.4

Other customer funds under management	9,616	11,035	(1,419)		(12.9)

Mutual funds	5,712	7,370	(1,658)		(22.5)
Pension funds	1,337	1,416	(79)		(5.6)
Managed portfolios	117	115	2		1.7
Savings-insurance policies	2,450	2,134	316		14.8

Customer funds under management	98,325	97,848	477		0.5

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	9.43	17.24	(7.81	p.)
Efficiency ratio (with amortisations)	42.8	39.9	2.9	p.
NPL ratio	4.11	2.97	1.14	p.
NPL coverage	54	64	(10	p.)
Number of employees (direct & indirect)	9,742	9,727	15		0.2
Number of branches	1,762	1,773	(11)		(0.6)

Banesto
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	422	445	450	429	432	405	369	315

Net fees	154	148	151	154	156	153	153	155
Gains (losses) on financial transactions	47	39	42	36	43	36	37	80
Other operating income*	12	26	11	15	10	26	14	18

Gross income	635	659	654	634	641	620	573	568

Operating expenses	(258)	(259)	(260)	(256)	(257)	(258)	(256)	(256)
General administrative expenses	(226)	(227)	(229)	(227)	(225)	(228)	(225)	(225)
Personnel	(170)	(172)	(173)	(167)	(168)	(169)	(167)	(161)
Other general administrative expenses	(56)	(55)	(56)	(60)	(57)	(59)	(58)	(64)
Depreciation and amortisation	(31)	(32)	(31)	(29)	(32)	(30)	(31)	(31)

Net operating income	378	401	394	379	384	362	317	312

Net loan-loss provisions	(81)	(93)	(95)	(111)	(83)	(92)	(284)	(251)
Other income	13	10	(28)	(18)	9	5	0	(43)

Profit before taxes	309	318	272	250	310	275	34	18

Tax on profit	(85)	(82)	(71)	(96)	(85)	(68)	(1)	(7)

Profit from continuing operations	224	236	201	154	225	206	33	10

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	224	236	201	154	225	206	33	10

Minority interests	21	22	20	13	22	24	6	4

Attributable profit to the Group (1)	203	213	181	141	203	182	27	6

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 139 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	76,956	76,992	73,427	75,449	75,382	76,125	74,393	75,624
Trading portfolio (w/o loans)	6,737	5,702	6,112	6,857	7,977	7,339	7,644	6,575
Available-for-sale financial assets	8,283	8,941	7,591	7,837	9,097	7,693	9,827	9,025
Due from credit institutions**	17,775	16,985	18,873	23,500	21,756	27,178	25,928	17,103
Intangible assets and property and equipment	1,380	1,408	1,409	1,424	1,406	1,415	1,387	1,374
Other assets	7,108	7,114	6,862	7,332	8,182	6,259	6,633	7,520

Total assets/liabilities & shareholders’ equity	118,239	117,141	114,274	122,399	123,800	126,010	125,812	117,222

Customer deposits**	57,399	58,009	54,114	55,580	59,037	59,609	58,685	59,721
Marketable debt securities**	27,739	29,337	29,466	29,893	28,087	27,160	28,256	27,684
Subordinated debt**	1,019	1,383	1,339	1,340	1,331	1,329	1,325	1,304
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	15,844	12,688	12,941	18,362	18,162	19,549	20,346	13,422
Other liabilities	11,938	11,412	12,098	12,892	12,707	13,884	12,715	10,611
Shareholders’ equity***	4,299	4,312	4,317	4,332	4,475	4,479	4,484	4,480

Other customer funds under management	9,936	10,270	10,689	11,035	10,809	10,131	10,026	9,616

Mutual funds	6,854	6,933	7,145	7,370	7,106	6,423	6,164	5,712
Pension funds	1,354	1,371	1,421	1,416	1,405	1,337	1,338	1,337
Managed portfolios	91	92	95	115	93	98	104	117
Savings-insurance policies	1,638	1,874	2,028	2,134	2,205	2,274	2,421	2,450

Customer funds under management	96,094	98,999	95,608	97,848	99,264	98,229	98,292	98,325

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	1.96	2.32	2.62	2.97	3.13	3.49	3.83	4.11
NPL coverage	85	73	70	64	61	58	60	54

Spread	2.69	2.51	2.27	2.28	2.20	1.65	1.41	1.47

Spread loans	1.90	1.94	1.96	1.99	2.02	2.00	1.92	1.99
Spread deposits	0.79	0.57	0.31	0.29	0.18	(0.35)	(0.51)	(0.52)

Santander Consumer Finance
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	3,663	3,230	433	13.4

Net fees	955	855	101	11.8
Gains (losses) on financial transactions	(6)	(16)	9	(60.1)
Other operating income*	22	21	1	4.7

Gross income	4,634	4,090	544	13.3

Operating expenses	(1,273)	(1,118)	(155)	13.8
General administrative expenses	(1,156)	(1,015)	(141)	13.9
Personnel	(595)	(508)	(88)	17.3
Other general administrative expenses	(561)	(508)	(53)	10.5
Depreciation and amortisation	(117)	(103)	(14)	13.3

Net operating income	3,361	2,972	389	13.1

Net loan-loss provisions	(2,017)	(1,967)	(51)	2.6
Other income	(143)	(45)	(98)	215.0

Profit before taxes	1,201	960	241	25.1

Tax on profit	(339)	(274)	(66)	23.9

Profit from continuing operations	861	686	175	25.5

Net profit from discontinued operations	(14)	(45)	31	(69.3)

Consolidated profit	847	641	206	32.1

Minority interests	37	13	24	192.2

Attributable profit to the Group (1)	811	629	182	28.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 829 million (+31.8%).

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	63,342	56,869	6,473		11.4
Trading portfolio (w/o loans)	1,146	1,152	(6)		(0.5)
Available-for-sale financial assets	558	481	77		16.1
Due from credit institutions**	8,016	6,838	1,178		17.2
Intangible assets and property and equipment	889	852	37		4.3
Other assets	2,892	2,803	90		3.2

Total assets/liabilities & shareholders’ equity	76,844	68,994	7,849		11.4

Customer deposits**	25,950	22,355	3,595		16.1
Marketable debt securities**	11,717	7,395	4,322		58.4
Subordinated debt**	428	464	(37)		(7.9)
Insurance liabilities	—	—	—		—
Due to credit institutions**	25,864	27,619	(1,755)		(6.4)
Other liabilities	4,273	3,707	567		15.3
Shareholders’ equity***	8,611	7,454	1,158		15.5

Other customer funds under management	24	24	—		—

Mutual funds	19	19	—		—
Pension funds	5	5	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	38,118	30,238	7,880		26.1

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	10.31	9.06	1.25	p.
Efficiency ratio (with amortisations)	27.5	27.3	0.2	p.
NPL ratio	4.95	5.39	(0.44	p.)
NPL coverage	128	97	32	p.
Number of employees (direct & indirect)	13,852	9,362	4,490		48.0
Number of branches	519	310	209		67.4

Santander Consumer Finance
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	784	826	824	796	852	877	970	963

Net fees	202	217	223	213	216	237	248	254
Gains (losses) on financial transactions	23	(21)	(9)	(9)	3	(3)	5	(12)
Other operating income*	16	2	1	3	7	4	9	3

Gross income	1,025	1,024	1,039	1,003	1,078	1,115	1,232	1,209

Operating expenses	(281)	(271)	(273)	(294)	(292)	(290)	(342)	(349)
General administrative expenses	(255)	(249)	(246)	(266)	(266)	(261)	(314)	(316)
Personnel	(129)	(121)	(120)	(137)	(137)	(133)	(162)	(164)
Other general administrative expenses	(125)	(128)	(126)	(128)	(129)	(128)	(153)	(152)
Depreciation and amortisation	(27)	(22)	(27)	(28)	(26)	(29)	(28)	(33)

Net operating income	744	753	766	710	786	825	890	860

Net loan-loss provisions	(501)	(504)	(506)	(456)	(498)	(471)	(551)	(497)
Other income	(2)	(19)	(7)	(17)	(15)	(58)	(30)	(39)

Profit before taxes	241	229	253	237	273	296	309	324

Tax on profit	(64)	(68)	(72)	(70)	(77)	(83)	(85)	(94)

Profit from continuing operations	177	162	181	167	195	213	223	230

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)	(1)	(4)	(7)

Consolidated profit	159	152	175	155	194	212	220	223

Minority interests	5	3	2	2	4	5	14	13

Attributable profit to the Group (1)	155	149	173	153	189	206	205	210

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 223 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	57,584	56,354	56,097	56,869	58,198	59,372	63,624	63,342
Trading portfolio (w/o loans)	643	147	266	1,152	768	1,838	1,570	1,146
Available-for-sale financial assets	154	173	170	481	453	802	762	558
Due from credit institutions**	8,100	8,460	7,963	6,838	7,283	7,780	7,324	8,016
Intangible assets and property and equipment	904	880	856	852	842	863	871	889
Other assets	2,381	2,689	3,099	2,803	2,694	2,950	3,069	2,892

Total assets/liabilities & shareholders’ equity	69,766	68,702	68,452	68,994	70,237	73,605	77,221	76,844

Customer deposits**	15,917	16,458	16,898	22,355	23,114	22,791	25,460	25,950
Marketable debt securities**	11,839	11,168	11,102	7,395	6,872	7,919	11,103	11,717
Subordinated debt**	427	419	413	464	424	427	423	428
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	32,058	30,822	29,835	27,619	28,814	30,000	27,737	25,864
Other liabilities	2,215	2,465	2,821	3,707	3,516	4,511	4,483	4,273
Shareholders’ equity***	7,310	7,371	7,382	7,454	7,498	7,958	8,015	8,611

Other customer funds under management	24	24	24	24	24	24	24	24

Mutual funds	19	19	19	19	19	19	19	19
Pension funds	5	5	5	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	28,207	28,068	28,437	30,238	30,433	31,160	37,010	38,118

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	4.64	5.14	5.46	5.39	5.12	5.23	5.13	4.95
NPL coverage	89	90	92	97	108	111	122	128

Spread loans	4.39	4.54	4.67	4.77	4.80	4.85	4.88	4.86

Portugal
Million euros

			Variation
	2010	2009	Amount		%
Income statement
Net interest income	724	793	(69)		(8.7)

Net fees	357	344	13		3.9
Gains (losses) on financial transactions	67	81	(14)		(17.3)
Other operating income*	42	51	(9)		(17.4)

Gross income	1,190	1,269	(79)		(6.2)

Operating expenses	(540)	(544)	3		(0.6)
General administrative expenses	(467)	(469)	1		(0.3)
Personnel	(321)	(318)	(3)		1.1
Other general administrative expenses	(146)	(151)	5		(3.2)
Depreciation and amortisation	(73)	(75)	2		(2.4)

Net operating income	650	726	(75)		(10.4)

Net loan-loss provisions	(110)	(91)	(19)		20.8
Other income	20	9	11		132.4

Profit before taxes	560	643	(83)		(12.9)

Tax on profit	(104)	(111)	7		(6.5)

Profit from continuing operations	457	532	(76)		(14.2)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	457	532	(76)		(14.2)

Minority interests	1	1	(0)		(41.9)

Attributable profit to the Group	456	531	(75)		(14.2)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	30,102	32,294	(2,193)		(6.8)
Trading portfolio (w/o loans)	1,741	1,286	455		35.4
Available-for-sale financial assets	6,458	3,867	2,591		67.0
Due from credit institutions**	3,401	5,630	(2,230)		(39.6)
Intangible assets and property and equipment	480	486	(6)		(1.3)
Other assets	7,091	4,867	2,224		45.7

Total assets/liabilities & shareholders’ equity	49,272	48,430	842		1.7

Customer deposits**	21,727	14,946	6,781		45.4
Marketable debt securities**	7,544	11,677	(4,133)		(35.4)
Subordinated debt**	0	254	(254)		(99.9)
Insurance liabilities	79	4,794	(4,715)		(98.4)
Due to credit institutions**	16,818	13,672	3,146		23.0
Other liabilities	1,171	1,326	(155)		(11.7)
Shareholders’ equity***	1,933	1,762	171		9.7

Other customer funds under management	4,655	10,191	(5,536)		(54.3)

Mutual funds	3,209	3,982	(773)		(19.4)
Pension funds	1,315	1,398	(83)		(5.9)
Managed portfolios	131	122	9		7.1
Savings-insurance policies	—	4,689	(4,689)		(100.0)

Customer funds under management	33,927	37,068	(3,141)		(8.5)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	20.34	25.38	(5.04	p.)
Efficiency ratio (with amortisations)	45.4	42.8	2.6	p.
NPL ratio	2.90	2.27	0.63	p.
NPL coverage	60	65	(5	p.)
Number of employees (direct & indirect)	6,214	6,294	(80)		(1.3)
Number of branches	759	763	(4)		(0.5)

Portugal
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	207	197	196	193	188	186	178	173

Net fees	91	80	88	85	94	94	87	82
Gains (losses) on financial transactions	14	26	24	17	25	29	4	9
Other operating income*	16	13	7	15	14	12	9	7

Gross income	328	315	316	310	320	321	278	271

Operating expenses	(131)	(133)	(141)	(139)	(129)	(133)	(139)	(140)
General administrative expenses	(113)	(115)	(123)	(118)	(111)	(115)	(121)	(120)
Personnel	(78)	(78)	(82)	(80)	(77)	(79)	(83)	(82)
Other general administrative expenses	(35)	(37)	(41)	(38)	(34)	(36)	(38)	(38)
Depreciation and amortisation	(18)	(18)	(18)	(21)	(17)	(18)	(18)	(20)

Net operating income	197	182	175	171	192	188	138	132

Net loan-loss provisions	(12)	(31)	(19)	(29)	(16)	(43)	(44)	(6)
Other income	(6)	12	(4)	7	(8)	(1)	37	(8)

Profit before taxes	179	163	153	149	168	144	131	117

Tax on profit	(34)	(21)	(25)	(30)	(31)	(20)	(23)	(29)

Profit from continuing operations	144	142	127	119	137	123	108	88

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	144	142	127	119	137	123	108	88

Minority interests	0	0	0	0	0	0	0	0

Attributable profit to the Group	144	141	127	119	137	123	108	88

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	32,414	32,420	32,875	32,294	32,317	33,262	33,342	30,102
Trading portfolio (w/o loans)	1,696	1,388	1,477	1,286	1,533	1,737	1,787	1,741
Available-for-sale financial assets	1,352	1,935	3,331	3,867	7,786	6,728	6,786	6,458
Due from credit institutions**	4,297	5,424	4,665	5,630	4,604	5,205	4,702	3,401
Intangible assets and property and equipment	483	470	478	486	487	480	479	480
Other assets	4,512	4,761	4,606	4,867	4,961	4,692	4,514	7,091

Total assets/liabilities & shareholders’ equity	44,755	46,398	47,432	48,430	51,687	52,104	51,610	49,272

Customer deposits**	15,332	15,708	14,727	14,946	16,609	18,360	19,818	21,727
Marketable debt securities**	9,571	9,253	10,983	11,677	12,413	10,172	8,545	7,544
Subordinated debt**	254	263	270	254	253	254	254	0
Insurance liabilities	4,175	4,397	4,706	4,794	3,187	2,465	1,494	79
Due to credit institutions**	11,557	13,437	13,153	13,672	15,626	17,990	18,490	16,818
Other liabilities	1,391	1,403	1,608	1,326	992	682	882	1,171
Shareholders’ equity***	2,475	1,936	1,987	1,762	2,607	2,182	2,126	1,933

Other customer funds under management	7,909	9,022	10,034	10,191	8,747	7,267	6,348	4,655

Mutual funds	2,748	3,271	3,825	3,982	4,158	3,524	3,496	3,209
Pension funds	1,294	1,294	1,328	1,398	1,389	1,237	1,314	1,315
Managed portfolios	138	152	264	122	127	129	130	131
Savings-insurance policies	3,730	4,306	4,618	4,689	3,073	2,377	1,408	—

Customer funds under management	33,066	34,247	36,013	37,068	38,022	36,053	34,965	33,927

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	1.87	2.13	2.04	2.27	2.32	2.40	2.43	2.90
NPL coverage	71	65	68	65	64	65	69	60

Spread (Retail Banking)	2.35	2.15	2.12	1.95	1.85	1.92	2.03	2.11

Spread loans	1.61	1.70	1.72	1.73	1.76	1.82	1.82	1.88
Spread deposits	0.74	0.45	0.40	0.22	0.09	0.10	0.21	0.23

United Kingdom
Million euros

			Variation
	2010	2009	Amount		%
Income statement
Net interest income	4,431	3,934	497		12.6

Net fees	957	993	(36)		(3.6)
Gains (losses) on financial transactions	465	506	(41)		(8.2)
Other operating income*	29	27	2		5.8

Gross income	5,882	5,460	422		7.7

Operating expenses	(2,315)	(2,229)	(85)		3.8
General administrative expenses	(2,029)	(1,997)	(32)		1.6
Personnel	(1,209)	(1,170)	(40)		3.4
Other general administrative expenses	(819)	(827)	8		(0.9)
Depreciation and amortisation	(286)	(233)	(53)		22.7

Net operating income	3,567	3,231	337		10.4

Net loan-loss provisions	(760)	(881)	121		(13.8)
Other income	(85)	17	(103)		—

Profit before taxes	2,722	2,367	355		15.0

Tax on profit	(737)	(641)	(96)		15.0

Profit from continuing operations	1,985	1,726	259		15.0

Net profit from discontinued operations	—	—	—		—

Consolidated profit	1,985	1,726	259		15.0

Minority interests	0	0	0		—

Attributable profit to the Group	1,985	1,726	259		15.0

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	233,856	227,713	6,144		2.7
Trading portfolio (w/o loans)	45,187	41,245	3,941		9.6
Available-for-sale financial assets	204	897	(693)		(77.3)
Due from credit institutions**	29,137	28,745	392		1.4
Intangible assets and property and equipment	2,323	1,424	899		63.1
Other assets	42,063	24,522	17,540		71.5

Total assets/liabilities & shareholders’ equity	352,769	324,546	28,223		8.7

Customer deposits**	184,548	166,607	17,941		10.8
Marketable debt securities**	64,326	58,611	5,714		9.7
Subordinated debt**	8,143	8,577	(433)		(5.1)
Insurance liabilities	1	3	(2)		(64.4)
Due to credit institutions**	54,159	57,879	(3,721)		(6.4)
Other liabilities	29,831	26,946	2,885		10.7
Shareholders’ equity***	11,762	5,923	5,838		98.6

Other customer funds under management	14,369	10,937	3,432		31.4

Mutual funds	14,369	10,937	3,432		31.4
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	271,386	244,731	26,655		10.9

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	22.72	29.62	(6.90	p.)
Efficiency ratio (with amortisations)	39.4	40.8	(1.4	p.)
NPL ratio	1.76	1.71	0.05	p.
NPL coverage	46	44	2	p.
Number of employees (direct & indirect)	23,649	22,949	700		3.1
Number of branches	1,416	1,322	94		7.1

United Kingdom
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	908	1,004	1,019	1,002	1,081	1,127	1,136	1,087

Net fees	235	244	280	235	228	244	260	226
Gains (losses) on financial transactions	156	158	100	93	133	136	113	82
Other operating income*	7	6	9	5	6	6	6	11

Gross income	1,306	1,412	1,408	1,334	1,448	1,513	1,515	1,406

Operating expenses	(550)	(565)	(564)	(550)	(557)	(588)	(590)	(579)
General administrative expenses	(498)	(503)	(502)	(493)	(485)	(515)	(521)	(507)
Personnel	(288)	(288)	(297)	(296)	(288)	(317)	(308)	(296)
Other general administrative expenses	(210)	(214)	(205)	(197)	(197)	(198)	(213)	(211)
Depreciation and amortisation	(52)	(62)	(62)	(57)	(71)	(74)	(69)	(72)

Net operating income	756	847	844	784	892	925	924	826

Net loan-loss provisions	(208)	(200)	(246)	(226)	(230)	(220)	(175)	(135)
Other income	1	(0)	(3)	20	(5)	2	(6)	(77)

Profit before taxes	548	647	594	578	657	707	744	614

Tax on profit	(139)	(171)	(165)	(166)	(178)	(180)	(217)	(162)

Profit from continuing operations	409	475	430	412	480	527	527	452

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	409	475	430	412	480	527	527	452

Minority interests	—	—	0	0	0	0	0	0

Attributable profit to the Group	409	475	430	412	480	527	527	452

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	212,624	227,793	215,569	227,713	220,335	240,573	230,736	233,856
Trading portfolio (w/o loans)	50,250	44,482	44,785	41,245	46,078	49,731	51,969	45,187
Available-for-sale financial assets	840	919	874	897	907	986	941	204
Due from credit institutions**	28,889	31,155	27,027	28,745	33,147	22,230	37,772	29,137
Intangible assets and property and equipment	1,227	1,387	1,317	1,424	1,374	1,465	1,399	2,323
Other assets	26,359	29,234	24,854	24,522	22,980	41,343	42,153	42,063

Total assets/liabilities & shareholders’ equity	320,190	334,970	314,427	324,546	324,821	356,327	364,970	352,769

Customer deposits**	148,338	162,882	159,094	166,607	168,649	185,762	180,439	184,548
Marketable debt securities**	57,854	57,104	56,592	58,611	60,458	66,180	70,657	64,326
Subordinated debt**	8,800	9,144	8,569	8,577	8,703	9,395	8,364	8,143
Insurance liabilities	2	3	3	3	2	1	1	1
Due to credit institutions**	62,952	65,090	53,716	57,879	51,010	54,713	51,982	54,159
Other liabilities	36,581	34,593	30,820	26,946	29,242	32,890	41,302	29,831
Shareholders’ equity***	5,662	6,154	5,632	5,923	6,756	7,384	12,225	11,762

Other customer funds under management	7,461	9,060	9,821	10,937	11,923	13,203	13,704	14,369

Mutual funds	7,461	9,060	9,821	10,937	11,923	13,203	13,704	14,369
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	222,454	238,190	234,077	244,731	249,733	274,541	273,164	271,386

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	1.25	1.54	1.65	1.71	1.87	1.84	1.76	1.76
NPL coverage	56	45	48	44	40	41	42	46

Spread (Retail Banking)	2.04	2.22	2.25	2.31	2.31	2.31	2.34	2.37

Spread loans	1.13	1.44	1.67	1.82	1.90	2.01	2.08	2.19
Spread deposits	0.91	0.78	0.58	0.49	0.41	0.30	0.26	0.18

United Kingdom
Million pound sterling

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	3,797	3,501	296	8.5

Net fees	821	884	(64)	(7.2)
Gains (losses) on financial transactions	398	451	(52)	(11.6)
Other operating income*	25	24	0	1.9

Gross income	5,041	4,860	180	3.7

Operating expenses	(1,984)	(1,985)	1	(0.1)
General administrative expenses	(1,738)	(1,777)	39	(2.2)
Personnel	(1,036)	(1,041)	5	(0.5)
Other general administrative expenses	(702)	(736)	34	(4.6)
Depreciation and amortisation	(245)	(207)	(38)	18.2

Net operating income	3,057	2,876	181	6.3

Net loan-loss provisions	(651)	(784)	133	(17.0)
Other income	(73)	15	(88)	—

Profit before taxes	2,333	2,107	226	10.7

Tax on profit	(632)	(570)	(61)	10.7

Profit from continuing operations	1,701	1,536	165	10.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,701	1,536	165	10.7

Minority interests	0	0	0	—

Attributable profit to the Group	1,701	1,536	165	10.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	201,292	202,232	(940)	(0.5)
Trading portfolio (w/o loans)	38,894	36,630	2,265	6.2
Available-for-sale financial assets	175	797	(621)	(78.0)
Due from credit institutions**	25,080	25,528	(448)	(1.8)
Intangible assets and property and equipment	2,000	1,265	735	58.1
Other assets	36,205	21,778	14,427	66.2

Total assets/liabilities & shareholders’ equity	303,646	288,229	15,417	5.3

Customer deposits**	158,850	147,964	10,886	7.4
Marketable debt securities**	55,368	52,052	3,316	6.4
Subordinated debt**	7,009	7,617	(608)	(8.0)
Insurance liabilities	1	2	(1)	(65.5)
Due to credit institutions**	46,617	51,403	(4,785)	(9.3)
Other liabilities	25,677	23,931	1,746	7.3
Shareholders’ equity***	10,124	5,261	4,863	92.4

Other customer funds under management	12,368	9,713	2,655	27.3

Mutual funds	12,368	9,713	2,655	27.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	233,596	217,346	16,250	7.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom
Million pound sterling

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	825	883	888	905	960	960	944	933

Net fees	213	214	244	212	202	208	216	194
Gains (losses) on financial transactions	141	139	86	85	118	116	93	71
Other operating income*	6	6	8	5	5	5	5	10

Gross income	1,186	1,242	1,226	1,206	1,285	1,289	1,259	1,208

Operating expenses	(500)	(496)	(491)	(497)	(494)	(501)	(491)	(498)
General administrative expenses	(453)	(442)	(437)	(446)	(431)	(439)	(433)	(436)
Personnel	(262)	(253)	(258)	(267)	(256)	(270)	(256)	(254)
Other general administrative expenses	(191)	(188)	(179)	(178)	(175)	(168)	(178)	(181)
Depreciation and amortisation	(47)	(55)	(54)	(52)	(63)	(63)	(57)	(62)

Net operating income	686	745	735	709	791	788	768	710

Net loan-loss provisions	(189)	(176)	(215)	(204)	(204)	(187)	(144)	(116)
Other income	1	(0)	(3)	18	(4)	2	(5)	(66)

Profit before taxes	498	570	517	522	583	602	619	528

Tax on profit	(126)	(151)	(143)	(150)	(158)	(153)	(181)	(139)

Profit from continuing operations	372	419	374	372	426	449	438	389

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	372	419	374	372	426	449	438	389

Minority interests	—	—	0	0	0	0	0	0

Attributable profit to the Group	372	419	374	372	426	449	438	389

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	197,911	194,103	196,017	202,232	196,054	196,656	198,421	201,292
Trading portfolio (w/o loans)	46,773	37,903	40,723	36,630	41,000	40,652	44,691	38,894
Available-for-sale financial assets	782	783	795	797	807	806	809	175
Due from credit institutions**	26,890	26,547	24,575	25,528	29,494	18,172	32,482	25,080
Intangible assets and property and equipment	1,142	1,182	1,198	1,265	1,222	1,198	1,203	2,000
Other assets	24,535	24,910	22,600	21,778	20,448	33,796	36,249	36,205

Total assets/liabilities & shareholders’ equity	298,033	285,428	285,908	288,229	289,026	291,279	313,856	303,646

Customer deposits**	138,073	138,792	144,665	147,964	150,064	151,851	155,169	158,850
Marketable debt securities**	53,851	48,658	51,459	52,052	53,796	54,099	60,761	55,368
Subordinated debt**	8,191	7,792	7,792	7,617	7,744	7,680	7,193	7,009
Insurance liabilities	2	2	2	2	2	1	1	1
Due to credit institutions**	58,596	55,463	48,844	51,403	45,389	44,725	44,702	46,617
Other liabilities	34,049	29,477	28,025	23,931	26,019	26,886	35,518	25,677
Shareholders’ equity***	5,270	5,244	5,121	5,261	6,012	6,036	10,513	10,124

Other customer funds under management	6,945	7,720	8,930	9,713	10,609	10,793	11,785	12,368

Mutual funds	6,945	7,720	8,930	9,713	10,609	10,793	11,785	12,368
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	207,060	202,962	212,846	217,346	222,213	224,423	234,907	233,596

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million euros

			Variation
	2010	2009	Amount		%
Income statement
Net interest income	14,778	11,959	2,820		23.6

Net fees	4,661	3,925	736		18.7
Gains (losses) on financial transactions	1,410	1,663	(253)		(15.2)
Other operating income*	(74)	121	(195)		—

Gross income	20,776	17,668	3,108		17.6

Operating expenses	(7,971)	(6,597)	(1,373)		20.8
General administrative expenses	(7,193)	(6,032)	(1,161)		19.3
Personnel	(3,955)	(3,210)	(745)		23.2
Other general administrative expenses	(3,238)	(2,822)	(416)		14.7
Depreciation and amortisation	(778)	(566)	(212)		37.5

Net operating income	12,805	11,071	1,734		15.7

Net loan-loss provisions	(4,687)	(4,970)	283		(5.7)
Other income	(747)	(673)	(74)		11.0

Profit before taxes	7,371	5,428	1,943		35.8

Tax on profit	(1,717)	(1,257)	(460)		36.6

Profit from continuing operations	5,654	4,171	1,483		35.6

Net profit from discontinued operations	—	90	(90)		(100.0)

Consolidated profit	5,654	4,261	1,393		32.7

Minority interests	850	428	422		98.5

Attributable profit to the Group	4,804	3,833	971		25.3

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	127,268	97,901	29,367		30.0
Trading portfolio (w/o loans)	31,580	22,521	9,059		40.2
Available-for-sale financial assets	30,697	29,154	1,543		5.3
Due from credit institutions**	21,632	22,146	(515)		(2.3)
Intangible assets and property and equipment	4,880	3,926	954		24.3
Other assets	57,186	38,105	19,082		50.1

Total assets/liabilities & shareholders’ equity	273,243	213,753	59,490		27.8

Customer deposits**	137,848	108,122	29,726		27.5
Marketable debt securities**	15,376	8,411	6,964		82.8
Subordinated debt**	5,683	4,888	794		16.3
Insurance liabilities	9,515	6,627	2,888		43.6
Due to credit institutions**	38,026	32,765	5,262		16.1
Other liabilities	45,989	34,994	10,996		31.4
Shareholders’ equity***	20,805	17,946	2,859		15.9

Other customer funds under management	77,180	62,759	14,421		23.0

Mutual funds	61,621	49,681	11,940		24.0
Pension funds	—	—	—		—
Managed portfolios	14,800	12,538	2,262		18.0
Savings-insurance policies	758	540	218		40.4

Customer funds under management	236,087	184,181	51,906		28.2

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	22.66	23.67	(1.01	p.)
Efficiency ratio (with amortisations)	38.4	37.3	1.1	p.
NPL ratio	4.11	4.25	(0.14	p.)
NPL coverage	104	105	(2	p.)
Number of employees (direct & indirect)	89,526	85,974	3,552		4.1
Number of branches	5,882	5,745	137		2.4

Latin America
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	2,662	2,962	3,110	3,224	3,379	3,737	3,794	3,868

Net fees	891	983	997	1,055	1,045	1,190	1,209	1,217
Gains (losses) on financial transactions	483	322	451	408	330	290	433	358
Other operating income*	47	43	42	(10)	3	(1)	(39)	(36)

Gross income	4,083	4,309	4,599	4,677	4,756	5,216	5,396	5,408

Operating expenses	(1,539)	(1,595)	(1,676)	(1,787)	(1,773)	(2,021)	(2,081)	(2,096)
General administrative expenses	(1,407)	(1,459)	(1,528)	(1,637)	(1,606)	(1,828)	(1,886)	(1,873)
Personnel	(744)	(787)	(801)	(878)	(862)	(991)	(1,026)	(1,076)
Other general administrative expenses	(664)	(672)	(727)	(759)	(743)	(837)	(860)	(797)
Depreciation and amortisation	(132)	(135)	(148)	(150)	(167)	(192)	(196)	(223)

Net operating income	2,545	2,714	2,923	2,890	2,983	3,196	3,315	3,311

Net loan-loss provisions	(1,136)	(1,228)	(1,351)	(1,255)	(1,237)	(1,247)	(1,057)	(1,146)
Other income	(170)	(222)	(168)	(112)	(257)	(195)	(232)	(63)

Profit before taxes	1,238	1,264	1,403	1,522	1,489	1,753	2,025	2,103

Tax on profit	(357)	(266)	(330)	(304)	(283)	(397)	(465)	(572)

Profit from continuing operations	882	998	1,073	1,219	1,206	1,357	1,561	1,531

Net profit from discontinued operations	84	3	1	1	—	—	—	—

Consolidated profit	966	1,001	1,074	1,220	1,206	1,357	1,561	1,531

Minority interests	77	85	83	184	186	216	238	209

Attributable profit to the Group	890	917	992	1,035	1,019	1,140	1,322	1,322

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	99,963	97,305	93,885	97,901	102,150	116,605	117,909	127,268
Trading portfolio (w/o loans)	24,122	22,916	22,182	22,521	27,574	36,326	34,487	31,580
Available-for-sale financial assets	20,394	20,941	26,557	29,154	27,601	30,209	27,263	30,697
Due from credit institutions**	26,631	28,139	24,958	22,146	20,595	22,964	23,121	21,632
Intangible assets and property and equipment	3,212	3,323	3,514	3,926	4,129	4,500	4,393	4,880
Other assets	31,303	38,635	31,313	38,105	42,463	46,951	50,868	57,186

Total assets/liabilities & shareholders’ equity	205,625	211,258	202,409	213,753	224,512	257,555	258,041	273,243

Customer deposits**	112,495	107,619	105,246	108,122	115,979	127,886	128,554	137,848
Marketable debt securities**	8,738	9,073	7,804	8,411	8,547	10,086	12,143	15,376
Subordinated debt**	4,165	4,497	4,669	4,888	5,213	5,827	5,357	5,683
Insurance liabilities	4,283	5,047	5,676	6,627	5,208	4,573	2,942	9,515
Due to credit institutions**	33,274	30,134	30,393	32,765	29,622	43,123	37,327	38,026
Other liabilities	25,906	38,788	32,304	34,994	38,379	43,576	50,110	45,989
Shareholders’ equity***	16,764	16,101	16,316	17,946	21,563	22,484	21,609	20,805

Other customer funds under management	50,255	55,104	58,423	62,759	68,533	74,772	67,839	77,180

Mutual funds	37,865	41,681	45,973	49,681	54,446	58,546	52,377	61,621
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	12,097	13,086	11,984	12,538	13,948	16,005	15,239	14,800
Savings-insurance policies	293	338	465	540	140	220	223	758

Customer funds under management	175,653	176,293	176,142	184,181	198,272	218,571	213,892	236,087

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.27	3.97	4.20	4.25	4.18	4.13	4.15	4.11
NPL coverage	107	97	103	105	107	105	103	104

Latin America
Million dollars

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	19,549	16,630	2,919	17.6

Net fees	6,165	5,458	707	13.0
Gains (losses) on financial transactions	1,866	2,313	(447)	(19.3)
Other operating income*	(97)	169	(266)	—

Gross income	27,483	24,570	2,913	11.9

Operating expenses	(10,544)	(9,174)	(1,369)	14.9
General administrative expenses	(9,515)	(8,388)	(1,127)	13.4
Personnel	(5,232)	(4,463)	(768)	17.2
Other general administrative expenses	(4,283)	(3,924)	(359)	9.1
Depreciation and amortisation	(1,029)	(787)	(242)	30.8

Net operating income	16,939	15,395	1,544	10.0

Net loan-loss provisions	(6,200)	(6,911)	711	(10.3)
Other income	(988)	(936)	(52)	5.6

Profit before taxes	9,751	7,548	2,203	29.2

Tax on profit	(2,271)	(1,748)	(524)	30.0

Profit from continuing operations	7,479	5,801	1,679	28.9

Net profit from discontinued operations	—	125	(125)	(100.0)

Consolidated profit	7,479	5,926	1,554	26.2

Minority interests	1,124	595	529	88.8

Attributable profit to the Group	6,355	5,331	1,025	19.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	170,056	141,037	29,019	20.6
Trading portfolio (w/o loans)	42,197	32,444	9,753	30.1
Available-for-sale financial assets	41,017	41,999	(982)	(2.3)
Due from credit institutions**	28,904	31,904	(3,000)	(9.4)
Intangible assets and property and equipment	6,520	5,656	864	15.3
Other assets	76,412	54,893	21,519	39.2

Total assets/liabilities & shareholders’ equity	365,107	307,932	57,175	18.6

Customer deposits**	184,192	155,760	28,432	18.3
Marketable debt securities**	20,545	12,117	8,428	69.6
Subordinated debt**	7,593	7,042	551	7.8
Insurance liabilities	12,714	9,547	3,167	33.2
Due to credit institutions**	50,811	47,201	3,610	7.6
Other liabilities	61,451	50,412	11,039	21.9
Shareholders’ equity***	27,800	25,853	1,947	7.5

Other customer funds under management	103,128	90,411	12,717	14.1

Mutual funds	82,338	71,571	10,767	15.0
Pension funds	—	—	—	—
Managed portfolios	19,776	18,062	1,714	9.5
Savings-insurance policies	1,013	778	235	30.2

Customer funds under management	315,459	265,331	50,128	18.9

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	3,467	4,022	4,423	4,718	4,669	4,742	4,895	5,242

Net fees	1,160	1,335	1,420	1,544	1,444	1,512	1,560	1,650
Gains (losses) on financial transactions	628	443	641	602	455	364	561	485
Other operating income*	62	58	60	(11)	4	(2)	(52)	(48)

Gross income	5,317	5,857	6,544	6,852	6,573	6,616	6,964	7,330

Operating expenses	(2,004)	(2,168)	(2,388)	(2,615)	(2,450)	(2,567)	(2,687)	(2,840)
General administrative expenses	(1,832)	(1,984)	(2,177)	(2,394)	(2,219)	(2,323)	(2,434)	(2,539)
Personnel	(968)	(1,070)	(1,142)	(1,284)	(1,192)	(1,260)	(1,324)	(1,456)
Other general administrative expenses	(864)	(914)	(1,035)	(1,110)	(1,027)	(1,063)	(1,110)	(1,083)
Depreciation and amortisation	(171)	(184)	(211)	(220)	(230)	(244)	(253)	(301)

Net operating income	3,313	3,689	4,156	4,237	4,123	4,049	4,277	4,489

Net loan-loss provisions	(1,479)	(1,669)	(1,919)	(1,845)	(1,710)	(1,576)	(1,358)	(1,556)
Other income	(222)	(301)	(242)	(171)	(355)	(243)	(299)	(91)

Profit before taxes	1,612	1,719	1,995	2,222	2,058	2,230	2,620	2,843

Tax on profit	(464)	(365)	(471)	(448)	(392)	(508)	(602)	(770)

Profit from continuing operations	1,148	1,354	1,524	1,774	1,666	1,723	2,018	2,072

Net profit from discontinued operations	110	7	5	3	—	—	—	—

Consolidated profit	1,258	1,361	1,529	1,777	1,666	1,723	2,018	2,072

Minority interests	100	115	118	262	258	275	308	283

Attributable profit to the Group	1,158	1,247	1,411	1,515	1,409	1,448	1,710	1,789

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	133,030	137,530	137,475	141,037	137,688	143,086	160,922	170,056
Trading portfolio (w/o loans)	32,102	32,390	32,482	32,444	37,167	44,576	47,068	42,197
Available-for-sale financial assets	27,141	29,597	38,887	41,999	37,203	37,069	37,208	41,017
Due from credit institutions**	35,441	39,772	36,546	31,904	27,759	28,179	31,555	28,904
Intangible assets and property and equipment	4,274	4,696	5,145	5,656	5,566	5,522	5,995	6,520
Other assets	41,658	54,607	45,851	54,893	57,236	57,613	69,425	76,412

Total assets/liabilities & shareholders’ equity	273,646	298,593	296,387	307,932	302,619	316,045	352,174	365,107

Customer deposits**	149,708	152,109	154,112	155,760	156,328	156,928	175,450	184,192
Marketable debt securities**	11,629	12,824	11,427	12,117	11,521	12,377	16,572	20,545
Subordinated debt**	5,542	6,356	6,837	7,042	7,026	7,151	7,311	7,593
Insurance liabilities	5,700	7,133	8,312	9,547	7,020	5,611	4,015	12,714
Due to credit institutions**	44,281	42,591	44,505	47,201	39,928	52,916	50,943	50,811
Other liabilities	34,475	54,823	47,302	50,412	51,731	53,472	68,390	61,451
Shareholders’ equity***	22,310	22,757	23,892	25,853	29,065	27,590	29,492	27,800

Other customer funds under management	66,880	77,884	85,549	90,411	92,376	91,752	92,586	103,128

Mutual funds	50,390	58,911	67,319	71,571	73,387	71,842	71,484	82,338
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	16,099	18,496	17,549	18,062	18,800	19,640	20,798	19,776
Savings-insurance policies	391	477	681	778	189	270	304	1,013

Customer funds under management	233,759	249,173	257,925	265,331	267,251	268,208	291,920	315,459

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	2010	Var. (%)	2010	Var. (%)	2010	Var. (%)

Brazil	14,352	22.7	9,037	22.5	2,836	30.9
Mexico	2,380	1.6	1,458	(5.5)	682	37.9
Chile	2,048	14.4	1,311	9.7	683	21.3
Puerto Rico	363	8.9	186	12.5	38	13.2
Colombia	187	17.3	75	11.3	41	24.1
Argentina	827	16.4	454	8.9	297	31.5
Uruguay	169	17.4	76	14.4	67	30.3
Rest	167	(15.3)	46	(29.9)	21	(80.7)

Subtotal	20,493	17.9	12,643	16.0	4,665	26.9

Santander Private Banking	283	(2.5)	162	(7.2)	139	(10.7)

Total	20,776	17.6	12,805	15.7	4,804	25.3

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	2010	Var. (%)	2010	Var. (%)	2010	Var. (%)

Brazil	18,985	16.7	11,954	16.5	3,751	24.5
Mexico	3,148	(3.4)	1,929	(10.1)	902	31.2
Chile	2,709	8.8	1,734	4.3	904	15.4
Puerto Rico	481	3.6	246	7.1	50	7.6
Colombia	247	11.6	99	5.8	54	18.0
Argentina	1,094	10.7	600	3.6	393	25.1
Uruguay	224	11.7	100	8.8	89	23.9
Rest	220	(19.4)	61	(33.3)	28	(81.6)

Subtotal	27,108	12.2	16,724	10.4	6,171	20.7

Santander Private Banking	375	(7.3)	215	(11.7)	185	(15.1)

Total	27,483	11.9	16,939	10.0	6,355	19.2

Brazil
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	10,490	8,215	2,276	27.7

Net fees	3,001	2,486	515	20.7
Gains (losses) on financial transactions	975	908	67	7.4
Other operating income*	(114)	93	(207)	—

Gross income	14,352	11,702	2,651	22.7

Operating expenses	(5,316)	(4,325)	(990)	22.9
General administrative expenses	(4,807)	(3,977)	(830)	20.9
Personnel	(2,592)	(2,040)	(551)	27.0
Other general administrative expenses	(2,215)	(1,936)	(279)	14.4
Depreciation and amortisation	(509)	(349)	(160)	45.9

Net operating income	9,037	7,376	1,660	22.5

Net loan-loss provisions	(3,709)	(3,523)	(186)	5.3
Other income	(746)	(658)	(88)	13.4

Profit before taxes	4,582	3,195	1,386	43.4

Tax on profit	(1,207)	(908)	(299)	33.0

Profit from continuing operations	3,375	2,288	1,087	47.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,375	2,288	1,087	47.5

Minority interests	539	121	418	345.4

Attributable profit to the Group	2,836	2,167	669	30.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	71,027	53,924	17,104	31.7
Trading portfolio (w/o loans)	11,529	8,070	3,459	42.9
Available-for-sale financial assets	21,257	18,882	2,375	12.6
Due from credit institutions**	10,863	11,360	(497)	(4.4)
Intangible assets and property and equipment	3,813	2,950	863	29.2
Other assets	41,775	24,094	17,681	73.4

Total assets/liabilities & shareholders’ equity	160,264	119,279	40,985	34.4

Customer deposits**	75,669	59,274	16,395	27.7
Marketable debt securities**	9,164	4,587	4,577	99.8
Subordinated debt**	4,372	3,838	534	13.9
Insurance liabilities	8,857	6,183	2,675	43.3
Due to credit institutions**	24,211	13,465	10,746	79.8
Other liabilities	26,384	21,279	5,105	24.0
Shareholders’ equity***	11,608	10,654	953	8.9

Other customer funds under management	48,727	37,969	10,758	28.3

Mutual funds	43,942	34,521	9,421	27.3
Pension funds	—	—	—	—
Managed portfolios	4,205	3,034	1,171	38.6
Savings-insurance policies	580	414	166	40.1

Customer funds under management	137,931	105,667	32,264	30.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	23.11	25.64	(2.53	p.)
Efficiency ratio (with amortisations)	37.0	37.0	—
NPL ratio	4.91	5.27	(0.36	p.)
NPL coverage	101	99	1	p.
Number of employees (direct & indirect)	53,900	50,961	2,939		5.8
Number of branches	3,702	3,593	109		3.0

Brazil
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	1,768	1,988	2,166	2,293	2,384	2,620	2,699	2,787

Net fees	535	614	642	695	671	768	789	773
Gains (losses) on financial transactions	197	105	316	289	179	209	289	298
Other operating income*	44	33	35	(19)	4	(19)	(46)	(54)

Gross income	2,544	2,740	3,160	3,258	3,238	3,579	3,732	3,803

Operating expenses	(970)	(1,032)	(1,108)	(1,214)	(1,178)	(1,341)	(1,393)	(1,403)
General administrative expenses	(890)	(948)	(1,015)	(1,124)	(1,070)	(1,219)	(1,263)	(1,255)
Personnel	(454)	(492)	(512)	(582)	(560)	(640)	(672)	(720)
Other general administrative expenses	(435)	(456)	(503)	(542)	(511)	(579)	(591)	(535)
Depreciation and amortisation	(81)	(85)	(93)	(91)	(108)	(122)	(131)	(148)

Net operating income	1,573	1,708	2,052	2,043	2,060	2,238	2,339	2,400

Net loan-loss provisions	(706)	(795)	(1,035)	(987)	(946)	(980)	(846)	(937)
Other income	(166)	(219)	(154)	(120)	(230)	(181)	(218)	(117)

Profit before taxes	701	694	863	937	884	1,077	1,275	1,346

Tax on profit	(260)	(160)	(224)	(264)	(175)	(264)	(337)	(430)

Profit from continuing operations	442	534	639	673	708	813	938	916

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	442	534	639	673	708	813	938	916

Minority interests	6	9	11	95	106	121	153	159

Attributable profit to the Group	436	525	628	578	603	691	785	756

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	46,791	50,425	50,512	53,924	56,616	64,495	65,064	71,027
Trading portfolio (w/o loans)	8,328	7,314	7,800	8,070	9,823	16,495	10,511	11,529
Available-for-sale financial assets	9,925	12,581	17,186	18,882	15,911	19,731	17,506	21,257
Due from credit institutions**	13,933	16,166	14,535	11,360	9,387	10,167	11,270	10,863
Intangible assets and property and equipment	2,157	2,372	2,613	2,950	3,119	3,470	3,419	3,813
Other assets	16,771	19,657	20,045	24,094	28,918	34,274	38,203	41,775

Total assets/liabilities & shareholders’ equity	97,905	108,514	112,690	119,279	123,775	148,631	145,973	160,264

Customer deposits**	50,775	56,732	59,112	59,274	63,066	71,466	73,829	75,669
Marketable debt securities**	3,741	3,983	4,222	4,587	4,675	5,540	6,596	9,164
Subordinated debt**	3,060	3,432	3,660	3,838	4,099	4,566	4,065	4,372
Insurance liabilities	4,013	4,729	5,302	6,183	4,697	3,960	2,333	8,857
Due to credit institutions**	16,976	15,014	12,810	13,465	13,385	26,541	21,223	24,211
Other liabilities	11,521	16,376	18,521	21,279	21,223	23,166	25,779	26,384
Shareholders’ equity***	7,819	8,247	9,064	10,654	12,631	13,393	12,149	11,608

Other customer funds under management	26,577	30,372	35,233	37,969	40,968	44,614	39,422	48,727

Mutual funds	24,539	27,427	31,947	34,521	37,526	40,476	35,300	43,942
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,793	2,664	2,902	3,034	3,442	4,084	4,062	4,205
Savings-insurance policies	245	280	384	414	—	55	60	580

Customer funds under management	84,153	94,520	102,227	105,667	112,807	126,186	123,912	137,931

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.86	4.75	5.09	5.27	5.04	5.01	4.97	4.91
NPL coverage	107	92	95	99	100	98	98	101

Spread (Retail Banking)	17.01	17.43	16.68	16.02	16.13	16.23	15.81	15.42

Spread loans	15.94	16.39	15.81	15.12	15.26	15.29	14.73	14.29
Spread deposits	1.07	1.04	0.87	0.90	0.87	0.94	1.08	1.13

Brazil
Million dollars

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	13,877	11,423	2,453	21.5

Net fees	3,970	3,458	512	14.8
Gains (losses) on financial transactions	1,290	1,263	27	2.2
Other operating income*	(151)	129	(279)	—

Gross income	18,985	16,272	2,713	16.7

Operating expenses	(7,031)	(6,015)	(1,017)	16.9
General administrative expenses	(6,359)	(5,530)	(829)	15.0
Personnel	(3,428)	(2,837)	(591)	20.8
Other general administrative expenses	(2,930)	(2,693)	(238)	8.8
Depreciation and amortisation	(673)	(485)	(188)	38.8

Net operating income	11,954	10,258	1,696	16.5

Net loan-loss provisions	(4,906)	(4,899)	(7)	0.1
Other income	(987)	(915)	(72)	7.9

Profit before taxes	6,061	4,443	1,617	36.4

Tax on profit	(1,596)	(1,262)	(334)	26.5

Profit from continuing operations	4,464	3,181	1,283	40.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,464	3,181	1,283	40.3

Minority interests	713	168	545	323.7

Attributable profit to the Group	3,751	3,013	738	24.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	94,907	77,682	17,224	22.2
Trading portfolio (w/o loans)	15,405	11,625	3,779	32.5
Available-for-sale financial assets	28,404	27,201	1,202	4.4
Due from credit institutions**	14,515	16,365	(1,850)	(11.3)
Intangible assets and property and equipment	5,095	4,250	845	19.9
Other assets	55,820	34,710	21,110	60.8

Total assets/liabilities & shareholders’ equity	214,144	171,834	42,311	24.6

Customer deposits**	101,108	85,390	15,718	18.4
Marketable debt securities**	12,245	6,608	5,637	85.3
Subordinated debt**	5,841	5,528	313	5.7
Insurance liabilities	11,835	8,907	2,928	32.9
Due to credit institutions**	32,350	19,398	12,953	66.8
Other liabilities	35,255	30,654	4,600	15.0
Shareholders’ equity***	15,510	15,348	162	1.1

Other customer funds under management	65,108	54,698	10,411	19.0

Mutual funds	58,715	49,731	8,984	18.1
Pension funds	—	—	—	—
Managed portfolios	5,618	4,370	1,248	28.6
Savings-insurance policies	775	597	179	29.9

Customer funds under management	184,303	152,224	32,079	21.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	2,302	2,698	3,075	3,348	3,295	3,323	3,484	3,775

Net fees	697	833	913	1,014	927	976	1,019	1,048
Gains (losses) on financial transactions	257	146	441	419	247	266	375	402
Other operating income*	57	45	51	(24)	6	(25)	(60)	(72)

Gross income	3,312	3,723	4,480	4,757	4,475	4,540	4,818	5,152

Operating expenses	(1,264)	(1,403)	(1,576)	(1,772)	(1,628)	(1,703)	(1,799)	(1,901)
General administrative expenses	(1,158)	(1,288)	(1,444)	(1,639)	(1,479)	(1,549)	(1,630)	(1,700)
Personnel	(592)	(668)	(729)	(848)	(774)	(814)	(868)	(973)
Other general administrative expenses	(567)	(620)	(715)	(791)	(706)	(735)	(762)	(727)
Depreciation and amortisation	(105)	(115)	(132)	(133)	(149)	(155)	(169)	(200)

Net operating income	2,048	2,320	2,905	2,985	2,847	2,837	3,019	3,251

Net loan-loss provisions	(920)	(1,079)	(1,460)	(1,440)	(1,308)	(1,240)	(1,088)	(1,271)
Other income	(216)	(296)	(223)	(181)	(318)	(226)	(282)	(162)

Profit before taxes	913	945	1,222	1,364	1,221	1,371	1,650	1,818

Tax on profit	(338)	(221)	(318)	(385)	(242)	(339)	(437)	(578)

Profit from continuing operations	575	724	903	979	979	1,033	1,213	1,240

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	575	724	903	979	979	1,033	1,213	1,240

Minority interests	7	12	16	133	146	154	198	215

Attributable profit to the Group	568	712	888	846	833	879	1,015	1,025

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	62,270	71,271	73,964	77,682	76,313	79,141	88,800	94,907
Trading portfolio (w/o loans)	11,082	10,338	11,422	11,625	13,240	20,240	14,346	15,405
Available-for-sale financial assets	13,209	17,783	25,166	27,201	21,447	24,212	23,892	28,404
Due from credit institutions**	18,543	22,849	21,283	16,365	12,653	12,476	15,381	14,515
Intangible assets and property and equipment	2,871	3,352	3,826	4,250	4,204	4,258	4,667	5,095
Other assets	22,318	27,783	29,351	34,710	38,979	42,058	52,139	55,820

Total assets/liabilities & shareholders’ equity	130,292	153,374	165,013	171,834	166,836	182,385	199,224	214,144

Customer deposits**	67,572	80,186	86,558	85,390	85,006	87,696	100,761	101,108
Marketable debt securities**	4,978	5,630	6,182	6,608	6,301	6,798	9,002	12,245
Subordinated debt**	4,073	4,851	5,359	5,528	5,525	5,603	5,548	5,841
Insurance liabilities	5,341	6,684	7,764	8,907	6,331	4,859	3,184	11,835
Due to credit institutions**	22,592	21,221	18,758	19,398	18,041	32,568	28,965	32,350
Other liabilities	15,332	23,146	27,120	30,654	28,607	28,427	35,183	35,255
Shareholders’ equity***	10,405	11,656	13,272	15,348	17,025	16,434	16,581	15,510

Other customer funds under management	35,368	42,928	51,592	54,698	55,221	54,746	53,803	65,108

Mutual funds	32,657	38,766	46,780	49,731	50,581	49,668	48,178	58,715
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	2,386	3,766	4,249	4,370	4,640	5,011	5,543	5,618
Savings-insurance policies	326	396	563	597	—	67	82	775

Customer funds under management	111,991	133,594	149,691	152,224	152,053	154,843	169,115	184,303

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	24,402	22,653	1,749	7.7

Net fees	6,981	6,857	124	1.8
Gains (losses) on financial transactions	2,269	2,504	(236)	(9.4)
Other operating income*	(265)	255	(520)	—

Gross income	33,386	32,269	1,117	3.5

Operating expenses	(12,365)	(11,927)	(437)	3.7
General administrative expenses	(11,182)	(10,966)	(215)	2.0
Personnel	(6,029)	(5,626)	(402)	7.1
Other general administrative expenses	(5,153)	(5,340)	187	(3.5)
Depreciation and amortisation	(1,183)	(961)	(222)	23.1

Net operating income	21,021	20,342	679	3.3

Net loan-loss provisions	(8,627)	(9,715)	1,088	(11.2)
Other income	(1,736)	(1,815)	79	(4.4)

Profit before taxes	10,657	8,811	1,846	20.9

Tax on profit	(2,807)	(2,503)	(304)	12.2

Profit from continuing operations	7,851	6,309	1,542	24.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	7,851	6,309	1,542	24.4

Minority interests	1,254	334	920	275.7

Attributable profit to the Group	6,596	5,975	621	10.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	157,517	135,418	22,099	16.3
Trading portfolio (w/o loans)	25,567	20,266	5,302	26.2
Available-for-sale financial assets	47,142	47,418	(276)	(0.6)
Due from credit institutions**	24,090	28,528	(4,438)	(15.6)
Intangible assets and property and equipment	8,456	7,409	1,047	14.1
Other assets	92,644	60,507	32,138	53.1

Total assets/liabilities & shareholders’ equity	355,417	299,546	55,871	18.7

Customer deposits**	167,810	148,855	18,956	12.7
Marketable debt securities**	20,322	11,519	8,804	76.4
Subordinated debt**	9,695	9,637	58	0.6
Insurance liabilities	19,643	15,527	4,116	26.5
Due to credit institutions**	53,692	33,815	19,877	58.8
Other liabilities	58,512	53,438	5,075	9.5
Shareholders’ equity***	25,742	26,756	(1,014)	(3.8)

Other customer funds under management	108,061	95,351	12,710	13.3

Mutual funds	97,450	86,692	10,758	12.4
Pension funds	—	—	—	—
Managed portfolios	9,325	7,619	1,706	22.4
Savings-insurance policies	1,286	1,040	247	23.7

Customer funds under management	305,889	265,361	40,527	15.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	5,334	5,618	5,783	5,918	5,937	5,956	6,092	6,417

Net fees	1,615	1,737	1,712	1,793	1,671	1,749	1,782	1,778
Gains (losses) on financial transactions	595	288	867	755	445	478	659	687
Other operating income*	131	92	93	(61)	11	(45)	(106)	(125)

Gross income	7,676	7,734	8,454	8,405	8,064	8,138	8,427	8,756

Operating expenses	(2,928)	(2,912)	(2,951)	(3,136)	(2,934)	(3,054)	(3,147)	(3,230)
General administrative expenses	(2,685)	(2,674)	(2,704)	(2,904)	(2,666)	(2,776)	(2,851)	(2,888)
Personnel	(1,371)	(1,389)	(1,362)	(1,504)	(1,394)	(1,459)	(1,518)	(1,658)
Other general administrative expenses	(1,313)	(1,285)	(1,342)	(1,400)	(1,272)	(1,318)	(1,333)	(1,230)
Depreciation and amortisation	(243)	(239)	(247)	(232)	(269)	(277)	(296)	(342)

Net operating income	4,747	4,821	5,503	5,270	5,130	5,085	5,280	5,526

Net loan-loss provisions	(2,131)	(2,247)	(2,789)	(2,548)	(2,357)	(2,222)	(1,894)	(2,156)
Other income	(500)	(621)	(401)	(293)	(573)	(404)	(492)	(267)

Profit before taxes	2,116	1,953	2,313	2,429	2,200	2,459	2,894	3,104

Tax on profit	(783)	(441)	(594)	(684)	(437)	(608)	(768)	(995)

Profit from continuing operations	1,333	1,512	1,719	1,745	1,764	1,851	2,127	2,109

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,333	1,512	1,719	1,745	1,764	1,851	2,127	2,109

Minority interests	17	25	30	261	263	276	347	367

Attributable profit to the Group	1,316	1,487	1,689	1,484	1,500	1,575	1,779	1,742

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	143,962	138,512	131,583	135,418	136,122	142,417	150,956	157,517
Trading portfolio (w/o loans)	25,622	20,091	20,320	20,266	23,618	36,423	24,387	25,567
Available-for-sale financial assets	30,537	34,560	44,771	47,418	38,255	43,570	40,615	47,142
Due from credit institutions**	42,869	44,405	37,863	28,528	22,570	22,450	26,147	24,090
Intangible assets and property and equipment	6,637	6,515	6,806	7,409	7,498	7,662	7,934	8,456
Other assets	51,598	53,995	52,216	60,507	69,529	75,684	88,635	92,644

Total assets/liabilities & shareholders’ equity	301,225	298,078	293,559	299,546	297,591	328,206	338,672	355,417

Customer deposits**	156,221	155,838	153,987	148,855	151,629	157,811	171,290	167,810
Marketable debt securities**	11,509	10,941	10,998	11,519	11,239	12,234	15,304	20,322
Subordinated debt**	9,416	9,428	9,533	9,637	9,855	10,082	9,432	9,695
Insurance liabilities	12,348	12,990	13,812	15,527	11,293	8,743	5,412	19,643
Due to credit institutions**	52,230	41,243	33,371	33,815	32,181	58,607	49,239	53,692
Other liabilities	35,446	44,984	48,246	53,438	51,027	51,155	59,809	58,512
Shareholders’ equity***	24,056	22,653	23,611	26,756	30,369	29,574	28,187	25,742

Other customer funds under management	81,769	83,429	91,782	95,351	98,500	98,517	91,463	108,061

Mutual funds	75,500	75,341	83,221	86,692	90,224	89,379	81,900	97,450
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	5,516	7,319	7,560	7,619	8,276	9,017	9,423	9,325
Savings-insurance policies	753	769	1,001	1,040	—	121	140	1,286

Customer funds under management	258,915	259,636	266,301	265,361	271,223	278,644	287,489	305,889

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	1,638	1,521	118	7.7

Net fees	568	509	59	11.5
Gains (losses) on financial transactions	177	331	(154)	(46.6)
Other operating income*	(3)	(18)	15	(83.3)

Gross income	2,380	2,342	37	1.6

Operating expenses	(922)	(800)	(122)	15.2
General administrative expenses	(815)	(713)	(101)	14.2
Personnel	(430)	(383)	(46)	12.0
Other general administrative expenses	(385)	(330)	(55)	16.7
Depreciation and amortisation	(107)	(87)	(20)	23.6

Net operating income	1,458	1,542	(84)	(5.5)

Net loan-loss provisions	(469)	(767)	299	(38.9)
Other income	(29)	(25)	(4)	14.5

Profit before taxes	960	749	211	28.1

Tax on profit	(148)	(94)	(54)	57.1

Profit from continuing operations	812	655	157	23.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	812	655	157	23.9

Minority interests	130	161	(31)	(19.2)

Attributable profit to the Group	682	495	188	37.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	15,156	11,489	3,667	31.9
Trading portfolio (w/o loans)	13,004	9,056	3,948	43.6
Available-for-sale financial assets	3,716	4,038	(322)	(8.0)
Due from credit institutions**	4,478	5,205	(727)	(14.0)
Intangible assets and property and equipment	401	367	34	9.3
Other assets	4,394	3,653	741	20.3

Total assets/liabilities & shareholders’ equity	41,148	33,808	7,340	21.7

Customer deposits**	21,144	15,879	5,265	33.2
Marketable debt securities**	363	419	(55)	(13.2)
Subordinated debt**	—	52	(52)	(100.0)
Insurance liabilities	303	226	77	34.0
Due to credit institutions**	7,489	8,739	(1,250)	(14.3)
Other liabilities	7,858	6,091	1,767	29.0
Shareholders’ equity***	3,991	2,402	1,589	66.1

Other customer funds under management	10,114	8,235	1,880	22.8

Mutual funds	10,005	8,148	1,858	22.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	109	87	22	25.1

Customer funds under management	31,622	24,585	7,037	28.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	19.52	18.43	1.09	p.
Efficiency ratio (with amortisations)	38.7	34.2	4.5	p.
NPL ratio	1.84	1.84	—
NPL coverage	215	264	(49	p.)
Number of employees (direct & indirect)	12,500	12,466	34		0.3
Number of branches	1,100	1,093	7		0.6

Mexico
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	379	390	381	370	389	437	413	401

Net fees	125	134	131	120	134	149	144	141
Gains (losses) on financial transactions	109	125	68	29	64	34	68	12
Other operating income*	(9)	(3)	(2)	(4)	(7)	4	(5)	5

Gross income	603	646	577	516	579	623	619	558

Operating expenses	(201)	(199)	(200)	(200)	(211)	(234)	(236)	(241)
General administrative expenses	(181)	(176)	(178)	(178)	(187)	(204)	(210)	(213)
Personnel	(94)	(99)	(94)	(96)	(100)	(108)	(110)	(112)
Other general administrative expenses	(87)	(77)	(84)	(82)	(88)	(96)	(100)	(101)
Depreciation and amortisation	(19)	(23)	(22)	(22)	(24)	(30)	(26)	(27)

Net operating income	402	447	377	315	368	389	383	318

Net loan-loss provisions	(218)	(235)	(169)	(146)	(133)	(124)	(103)	(109)
Other income	(4)	(9)	(10)	(2)	(10)	(21)	(9)	10

Profit before taxes	180	204	198	167	225	245	271	219

Tax on profit	(32)	(42)	(40)	19	(32)	(53)	(47)	(16)

Profit from continuing operations	149	162	159	186	193	192	224	203

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	149	162	159	186	193	192	224	203

Minority interests	38	42	37	43	46	47	36	0

Attributable profit to the Group	111	119	121	143	146	145	188	203

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	12,295	12,800	11,431	11,489	12,546	14,334	14,346	15,156
Trading portfolio (w/o loans)	10,089	9,564	7,767	9,056	10,513	12,356	14,524	13,004
Available-for-sale financial assets	4,630	3,248	3,268	4,038	5,059	4,604	4,010	3,716
Due from credit institutions**	10,722	8,247	6,377	5,205	6,134	6,407	6,640	4,478
Intangible assets and property and equipment	379	380	355	367	399	407	372	401
Other assets	3,283	3,414	3,268	3,653	4,070	4,319	3,926	4,394

Total assets/liabilities & shareholders’ equity	41,398	37,652	32,467	33,808	38,721	42,427	43,816	41,148

Customer deposits**	18,675	16,178	15,002	15,879	17,777	19,317	19,356	21,144
Marketable debt securities**	2,223	2,156	699	419	416	485	378	363
Subordinated debt**	57	53	51	52	56	66	—	—
Insurance liabilities	131	163	189	226	260	320	295	303
Due to credit institutions**	10,465	9,340	8,538	8,739	8,613	7,795	8,601	7,489
Other liabilities	7,052	6,933	5,492	6,091	8,333	10,985	10,956	7,858
Shareholders’ equity***	2,795	2,827	2,494	2,402	3,266	3,459	4,230	3,991

Other customer funds under management	7,404	8,070	7,978	8,235	9,901	10,822	10,114	10,114

Mutual funds	7,361	8,019	7,925	8,148	9,801	10,709	10,009	10,005
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	42	51	53	87	100	112	105	109

Customer funds under management	28,359	26,457	23,731	24,585	28,150	30,690	29,848	31,622

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.80	3.04	2.45	1.84	1.86	1.77	2.20	1.84
NPL coverage	128	122	221	264	268	257	199	215

Spread (Retail Banking)	14.19	13.35	12.49	12.28	12.08	11.42	11.23	10.98

Spread loans	10.83	10.77	10.40	10.21	10.03	9.50	9.20	8.93
Spread deposits	3.36	2.58	2.09	2.07	2.05	1.92	2.03	2.05

Mexico
Million dollars

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	2,167	2,115	53	2.5

Net fees	751	708	43	6.1
Gains (losses) on financial transactions	234	461	(227)	(49.2)
Other operating income*	(4)	(26)	22	(84.1)

Gross income	3,148	3,257	(109)	(3.4)

Operating expenses	(1,219)	(1,113)	(107)	9.6
General administrative expenses	(1,078)	(992)	(86)	8.6
Personnel	(568)	(533)	(35)	6.6
Other general administrative expenses	(509)	(459)	(51)	11.0
Depreciation and amortisation	(142)	(121)	(21)	17.6

Net operating income	1,929	2,145	(216)	(10.1)

Net loan-loss provisions	(620)	(1,067)	447	(41.9)
Other income	(39)	(35)	(3)	8.9

Profit before taxes	1,270	1,042	228	21.9

Tax on profit	(196)	(131)	(65)	49.5

Profit from continuing operations	1,074	911	163	17.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,074	911	163	17.9

Minority interests	172	223	(52)	(23.1)

Attributable profit to the Group	902	688	215	31.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	20,252	16,550	3,701	22.4
Trading portfolio (w/o loans)	17,376	13,046	4,329	33.2
Available-for-sale financial assets	4,965	5,817	(852)	(14.6)
Due from credit institutions**	5,983	7,498	(1,515)	(20.2)
Intangible assets and property and equipment	535	528	7	1.4
Other assets	5,871	5,263	608	11.6

Total assets/liabilities & shareholders’ equity	54,982	48,704	6,278	12.9

Customer deposits**	28,253	22,876	5,377	23.5
Marketable debt securities**	485	603	(118)	(19.5)
Subordinated debt**	—	75	(75)	(100.0)
Insurance liabilities	404	325	79	24.3
Due to credit institutions**	10,006	12,589	(2,583)	(20.5)
Other liabilities	10,500	8,775	1,725	19.7
Shareholders’ equity***	5,333	3,461	1,872	54.1

Other customer funds under management	13,515	11,863	1,652	13.9

Mutual funds	13,369	11,737	1,632	13.9
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	146	126	20	16.0

Customer funds under management	42,253	35,417	6,837	19.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	493	531	545	546	537	554	532	544

Net fees	162	181	187	177	185	189	186	191
Gains (losses) on financial transactions	142	170	100	49	88	41	88	17
Other operating income*	(12)	(4)	(4)	(6)	(10)	6	(7)	7

Gross income	785	878	828	766	801	790	799	759

Operating expenses	(261)	(271)	(286)	(295)	(292)	(297)	(305)	(326)
General administrative expenses	(236)	(239)	(255)	(262)	(259)	(259)	(271)	(289)
Personnel	(123)	(135)	(135)	(141)	(138)	(137)	(142)	(152)
Other general administrative expenses	(113)	(105)	(120)	(121)	(121)	(122)	(129)	(137)
Depreciation and amortisation	(25)	(32)	(31)	(32)	(33)	(38)	(34)	(37)

Net operating income	524	607	542	471	509	493	494	433

Net loan-loss provisions	(283)	(319)	(245)	(220)	(183)	(156)	(133)	(148)
Other income	(6)	(12)	(15)	(3)	(14)	(27)	(11)	13

Profit before taxes	235	277	283	248	311	311	350	298

Tax on profit	(41)	(57)	(56)	24	(45)	(68)	(60)	(22)

Profit from continuing operations	194	220	226	272	267	242	289	276

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	194	220	226	272	267	242	289	276

Minority interests	49	57	53	63	64	60	46	2

Attributable profit to the Group	145	162	173	208	202	183	243	274

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	16,362	18,092	16,739	16,550	16,910	17,589	19,579	20,252
Trading portfolio (w/o loans)	13,427	13,517	11,373	13,046	14,170	15,161	19,822	17,376
Available-for-sale financial assets	6,162	4,590	4,786	5,817	6,819	5,650	5,473	4,965
Due from credit institutions**	14,269	11,656	9,338	7,498	8,268	7,862	9,062	5,983
Intangible assets and property and equipment	504	537	520	528	538	500	507	535
Other assets	4,369	4,825	4,785	5,263	5,486	5,300	5,358	5,871

Total assets/liabilities & shareholders’ equity	55,092	53,217	47,541	48,704	52,192	52,062	59,801	54,982

Customer deposits**	24,853	22,866	21,967	22,876	23,962	23,704	26,418	28,253
Marketable debt securities**	2,959	3,047	1,024	603	561	595	516	485
Subordinated debt**	76	75	75	75	75	81	—	—
Insurance liabilities	174	231	277	325	350	392	403	404
Due to credit institutions**	13,927	13,202	12,503	12,589	11,609	9,565	11,739	10,006
Other liabilities	9,385	9,800	8,042	8,775	11,233	13,480	14,953	10,500
Shareholders’ equity***	3,720	3,996	3,652	3,461	4,402	4,245	5,773	5,333

Other customer funds under management	9,853	11,407	11,682	11,863	13,345	13,279	13,803	13,515

Mutual funds	9,797	11,335	11,605	11,737	13,210	13,142	13,660	13,369
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	56	72	77	126	135	138	143	146

Customer funds under management	37,740	37,395	34,749	35,417	37,943	37,659	40,737	42,253

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	27,362	28,551	(1,189)	(4.2)

Net fees	9,479	9,556	(77)	(0.8)
Gains (losses) on financial transactions	2,952	6,219	(3,267)	(52.5)
Other operating income*	(51)	(347)	295	(85.2)

Gross income	39,742	43,979	(4,237)	(9.6)

Operating expenses	(15,395)	(15,023)	(372)	2.5
General administrative expenses	(13,606)	(13,396)	(210)	1.6
Personnel	(7,174)	(7,200)	26	(0.4)
Other general administrative expenses	(6,432)	(6,196)	(236)	3.8
Depreciation and amortisation	(1,789)	(1,627)	(162)	9.9

Net operating income	24,347	28,955	(4,609)	(15.9)

Net loan-loss provisions	(7,827)	(14,407)	6,580	(45.7)
Other income	(486)	(477)	(9)	1.9

Profit before taxes	16,033	14,071	1,962	13.9

Tax on profit	(2,472)	(1,769)	(703)	39.7

Profit from continuing operations	13,561	12,302	1,259	10.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	13,561	12,302	1,259	10.2

Minority interests	2,167	3,014	(847)	(28.1)

Attributable profit to the Group	11,393	9,288	2,106	22.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	250,795	217,391	33,405	15.4
Trading portfolio (w/o loans)	215,180	171,364	43,816	25.6
Available-for-sale financial assets	61,487	76,410	(14,923)	(19.5)
Due from credit institutions**	74,092	98,490	(24,398)	(24.8)
Intangible assets and property and equipment	6,630	6,937	(307)	(4.4)
Other assets	72,713	69,132	3,581	5.2

Total assets/liabilities & shareholders’ equity	680,897	639,723	41,174	6.4

Customer deposits**	349,884	300,471	49,413	16.4
Marketable debt securities**	6,011	7,923	(1,912)	(24.1)
Subordinated debt**	—	982	(982)	(100.0)
Insurance liabilities	5,007	4,273	734	17.2
Due to credit institutions**	123,918	165,361	(41,444)	(25.1)
Other liabilities	130,032	115,255	14,776	12.8
Shareholders’ equity***	66,046	45,458	20,588	45.3

Other customer funds under management	167,368	155,821	11,547	7.4

Mutual funds	165,563	154,171	11,392	7.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	1,805	1,650	155	9.4

Customer funds under management	523,263	465,197	58,066	12.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	7,102	7,079	7,230	7,140	6,855	6,965	6,809	6,733

Net fees	2,333	2,424	2,481	2,317	2,360	2,369	2,383	2,367
Gains (losses) on financial transactions	2,042	2,274	1,302	601	1,129	507	1,118	198
Other operating income*	(176)	(49)	(48)	(74)	(127)	76	(85)	85

Gross income	11,301	11,728	10,964	9,985	10,218	9,917	10,224	9,383

Operating expenses	(3,760)	(3,608)	(3,795)	(3,861)	(3,724)	(3,726)	(3,904)	(4,040)
General administrative expenses	(3,397)	(3,184)	(3,381)	(3,435)	(3,306)	(3,250)	(3,469)	(3,581)
Personnel	(1,770)	(1,797)	(1,784)	(1,849)	(1,756)	(1,721)	(1,816)	(1,882)
Other general administrative expenses	(1,626)	(1,387)	(1,597)	(1,586)	(1,550)	(1,529)	(1,654)	(1,700)
Depreciation and amortisation	(363)	(425)	(414)	(426)	(419)	(476)	(435)	(459)

Net operating income	7,541	8,120	7,170	6,124	6,493	6,191	6,320	5,343

Net loan-loss provisions	(4,079)	(4,259)	(3,217)	(2,852)	(2,339)	(1,952)	(1,703)	(1,833)
Other income	(80)	(161)	(197)	(39)	(179)	(335)	(143)	171

Profit before taxes	3,382	3,700	3,756	3,233	3,975	3,904	4,474	3,681

Tax on profit	(594)	(765)	(751)	341	(573)	(861)	(774)	(264)

Profit from continuing operations	2,788	2,935	3,004	3,575	3,402	3,043	3,700	3,416

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	2,788	2,935	3,004	3,575	3,402	3,043	3,700	3,416

Minority interests	706	768	706	834	820	748	591	9

Attributable profit to the Group	2,082	2,167	2,298	2,741	2,582	2,295	3,109	3,407

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	230,686	237,489	225,716	217,391	208,977	225,558	245,681	250,795
Trading portfolio (w/o loans)	189,294	177,439	153,366	171,364	175,117	194,430	248,727	215,180
Available-for-sale financial assets	86,876	60,255	64,532	76,410	84,265	72,457	68,671	61,487
Due from credit institutions**	201,168	153,006	125,923	98,490	102,177	100,819	113,715	74,092
Intangible assets and property and equipment	7,103	7,053	7,013	6,937	6,649	6,411	6,366	6,630
Other assets	61,592	63,335	64,521	69,132	67,799	67,969	67,230	72,713

Total assets/liabilities & shareholders’ equity	776,720	698,576	641,071	639,723	644,984	667,643	750,392	680,897

Customer deposits**	350,387	300,159	296,217	300,471	296,120	303,977	331,494	349,884
Marketable debt securities**	41,714	39,999	13,811	7,923	6,937	7,634	6,472	6,011
Subordinated debt**	1,066	991	1,014	982	927	1,035	—	—
Insurance liabilities	2,457	3,032	3,742	4,273	4,325	5,030	5,052	5,007
Due to credit institutions**	196,344	173,297	168,596	165,361	143,463	122,659	147,304	123,918
Other liabilities	132,309	128,642	108,446	115,255	138,813	172,870	187,634	130,032
Shareholders’ equity***	52,443	52,457	49,245	45,458	54,399	54,437	72,435	66,046

Other customer funds under management	138,913	149,734	157,533	155,821	164,917	170,295	173,206	167,368

Mutual funds	138,119	148,790	156,491	154,171	163,250	168,527	171,407	165,563
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	794	944	1,042	1,650	1,668	1,769	1,800	1,805

Customer funds under management	532,080	490,883	468,575	465,197	468,902	482,943	511,173	523,263

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	1,514	1,190	324	27.3

Net fees	411	356	55	15.4
Gains (losses) on financial transactions	90	210	(120)	(57.3)
Other operating income*	33	34	(1)	(3.3)

Gross income	2,048	1,790	258	14.4

Operating expenses	(737)	(594)	(143)	24.0
General administrative expenses	(651)	(527)	(124)	23.6
Personnel	(409)	(321)	(88)	27.5
Other general administrative expenses	(242)	(206)	(36)	17.6
Depreciation and amortisation	(85)	(67)	(18)	27.1

Net operating income	1,311	1,196	115	9.7

Net loan-loss provisions	(323)	(418)	95	(22.7)
Other income	31	34	(4)	(11.2)

Profit before taxes	1,019	813	206	25.4

Tax on profit	(159)	(113)	(46)	40.4

Profit from continuing operations	860	699	160	22.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	860	699	160	22.9

Minority interests	177	136	41	29.9

Attributable profit to the Group	683	563	120	21.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	25,732	19,379	6,353	32.8
Trading portfolio (w/o loans)	3,532	2,508	1,024	40.8
Available-for-sale financial assets	2,825	2,815	9	0.3
Due from credit institutions**	2,349	2,531	(182)	(7.2)
Intangible assets and property and equipment	374	352	23	6.4
Other assets	3,987	2,631	1,357	51.6

Total assets/liabilities & shareholders’ equity	38,799	30,216	8,583	28.4

Customer deposits**	18,108	14,624	3,485	23.8
Marketable debt securities**	5,590	3,183	2,407	75.6
Subordinated debt**	1,100	813	287	35.3
Insurance liabilities	332	198	134	67.7
Due to credit institutions**	5,555	6,257	(702)	(11.2)
Other liabilities	5,926	3,454	2,472	71.6
Shareholders’ equity***	2,187	1,687	500	29.6

Other customer funds under management	5,875	5,328	546	10.3

Mutual funds	5,806	5,290	516	9.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	69	39	30	78.3

Customer funds under management	30,674	23,948	6,725	28.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	30.53	32.29	(1.76	p.)
Efficiency ratio (with amortisations)	36.0	33.2	2.8	p.
NPL ratio	3.74	3.20	0.54	p.
NPL coverage	89	89	(0	p.)
Number of employees (direct & indirect)	11,595	11,751	(156)		(1.3)
Number of branches	504	498	6		1.2

Chile
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	245	327	298	321	344	394	392	385

Net fees	83	89	90	93	91	102	104	113
Gains (losses) on financial transactions	108	34	39	29	42	11	23	13
Other operating income*	10	11	4	9	1	12	9	11

Gross income	446	461	431	452	478	520	528	522

Operating expenses	(142)	(152)	(149)	(151)	(162)	(188)	(189)	(197)
General administrative expenses	(127)	(134)	(132)	(134)	(142)	(166)	(169)	(174)
Personnel	(77)	(82)	(80)	(82)	(86)	(107)	(105)	(111)
Other general administrative expenses	(50)	(52)	(52)	(52)	(56)	(59)	(64)	(63)
Depreciation and amortisation	(15)	(17)	(17)	(18)	(20)	(22)	(20)	(23)

Net operating income	303	310	282	300	316	331	339	325

Net loan-loss provisions	(135)	(114)	(93)	(76)	(111)	(89)	(65)	(59)
Other income	7	5	4	19	(7)	8	(5)	35

Profit before taxes	176	200	193	243	198	250	269	301

Tax on profit	(29)	(29)	(29)	(27)	(30)	(37)	(30)	(61)

Profit from continuing operations	146	171	165	217	168	213	239	240

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	146	171	165	217	168	213	239	240

Minority interests	29	31	31	44	34	46	49	48

Attributable profit to the Group	117	140	133	173	134	167	190	192

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	18,836	18,541	17,552	19,379	20,313	22,470	23,587	25,732
Trading portfolio (w/o loans)	2,764	3,024	3,241	2,508	3,862	4,214	4,346	3,532
Available-for-sale financial assets	2,173	2,045	2,601	2,815	2,654	2,460	3,081	2,825
Due from credit institutions**	2,615	2,286	1,895	2,531	2,148	2,728	2,235	2,349
Intangible assets and property and equipment	338	343	316	352	353	349	348	374
Other assets	1,519	1,480	1,394	2,631	2,496	2,341	2,861	3,987

Total assets/liabilities & shareholders’ equity	28,244	27,719	27,000	30,216	31,825	34,561	36,458	38,799

Customer deposits**	15,281	14,640	12,880	14,624	14,934	16,666	16,674	18,108
Marketable debt securities**	2,549	2,669	2,614	3,183	3,191	3,887	4,929	5,590
Subordinated debt**	850	824	776	813	858	970	1,076	1,100
Insurance liabilities	121	137	167	198	229	271	292	332
Due to credit institutions**	4,337	4,138	5,032	6,257	5,689	5,593	4,598	5,555
Other liabilities	3,010	3,527	3,922	3,454	4,476	4,939	6,707	5,926
Shareholders’ equity***	2,097	1,783	1,609	1,687	2,449	2,236	2,181	2,187

Other customer funds under management	4,159	4,581	4,492	5,328	5,281	5,423	5,246	5,875

Mutual funds	4,153	4,575	4,463	5,290	5,241	5,370	5,189	5,806
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	6	7	28	39	40	53	57	69

Customer funds under management	22,840	22,715	20,761	23,948	24,264	26,946	27,925	30,674

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.05	3.30	3.38	3.20	3.36	3.31	3.58	3.74
NPL coverage	95	94	94	89	99	97	94	89

Spread (Retail Banking)	7.92	7.81	7.48	7.38	7.49	7.33	7.03	6.69

Spread loans	5.90	5.89	5.61	5.26	5.24	5.03	4.76	4.52
Spread deposits	2.02	1.92	1.87	2.12	2.25	2.30	2.27	2.17

Chile
Million dollars

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	2,003	1,655	349	21.1

Net fees	543	495	49	9.8
Gains (losses) on financial transactions	119	292	(173)	(59.3)
Other operating income*	44	48	(4)	(8.0)

Gross income	2,709	2,489	220	8.8

Operating expenses	(975)	(826)	(148)	18.0
General administrative expenses	(862)	(733)	(129)	17.6
Personnel	(541)	(446)	(95)	21.3
Other general administrative expenses	(320)	(286)	(34)	11.9
Depreciation and amortisation	(113)	(94)	(20)	20.9

Net operating income	1,734	1,663	72	4.3

Net loan-loss provisions	(427)	(581)	153	(26.4)
Other income	40	48	(7)	(15.5)

Profit before taxes	1,348	1,130	218	19.3

Tax on profit	(210)	(157)	(53)	33.6

Profit from continuing operations	1,137	973	165	17.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,137	973	165	17.0

Minority interests	234	189	45	23.5

Attributable profit to the Group	904	783	120	15.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	34,383	27,917	6,466	23.2
Trading portfolio (w/o loans)	4,720	3,614	1,106	30.6
Available-for-sale financial assets	3,774	4,056	(282)	(6.9)
Due from credit institutions**	3,138	3,646	(508)	(13.9)
Intangible assets and property and equipment	500	506	(7)	(1.3)
Other assets	5,328	3,790	1,538	40.6

Total assets/liabilities & shareholders’ equity	51,843	43,529	8,314	19.1

Customer deposits**	24,196	21,067	3,130	14.9
Marketable debt securities**	7,470	4,585	2,884	62.9
Subordinated debt**	1,470	1,172	298	25.5
Insurance liabilities	444	285	158	55.6
Due to credit institutions**	7,423	9,014	(1,591)	(17.7)
Other liabilities	7,918	4,976	2,942	59.1
Shareholders’ equity***	2,923	2,430	492	20.3

Other customer funds under management	7,850	7,676	174	2.3

Mutual funds	7,758	7,620	137	1.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	92	56	36	65.4

Customer funds under management	40,986	34,500	6,486	18.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	319	442	425	469	475	501	505	522

Net fees	108	121	128	137	126	129	135	153
Gains (losses) on financial transactions	140	49	58	45	58	12	30	19
Other operating income*	13	15	7	13	1	16	12	15

Gross income	580	627	617	664	661	659	682	708

Operating expenses	(185)	(206)	(212)	(222)	(224)	(239)	(244)	(267)
General administrative expenses	(166)	(183)	(188)	(197)	(197)	(211)	(219)	(235)
Personnel	(100)	(112)	(114)	(120)	(119)	(136)	(136)	(150)
Other general administrative expenses	(65)	(71)	(74)	(76)	(77)	(75)	(83)	(85)
Depreciation and amortisation	(20)	(23)	(25)	(26)	(28)	(28)	(26)	(32)

Net operating income	395	421	405	442	437	419	437	441

Net loan-loss provisions	(176)	(156)	(134)	(115)	(153)	(111)	(82)	(81)
Other income	9	6	6	27	(9)	11	(7)	46

Profit before taxes	229	272	276	354	274	319	348	406

Tax on profit	(38)	(39)	(41)	(39)	(42)	(47)	(39)	(82)

Profit from continuing operations	191	232	235	314	232	272	309	324

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	191	232	235	314	232	272	309	324

Minority interests	38	42	45	64	46	59	63	65

Attributable profit to the Group	152	190	190	250	186	213	246	259

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	25,066	26,206	25,702	27,917	27,380	27,572	32,192	34,383
Trading portfolio (w/o loans)	3,678	4,274	4,746	3,614	5,205	5,171	5,932	4,720
Available-for-sale financial assets	2,892	2,891	3,808	4,056	3,577	3,018	4,205	3,774
Due from credit institutions**	3,480	3,232	2,775	3,646	2,895	3,348	3,050	3,138
Intangible assets and property and equipment	449	484	463	506	475	428	474	500
Other assets	2,021	2,092	2,042	3,790	3,365	2,873	3,905	5,328

Total assets/liabilities & shareholders’ equity	37,587	39,178	39,535	43,529	42,897	42,410	49,758	51,843

Customer deposits**	20,336	20,693	18,860	21,067	20,130	20,450	22,756	24,196
Marketable debt securities**	3,392	3,773	3,827	4,585	4,301	4,770	6,727	7,470
Subordinated debt**	1,131	1,165	1,136	1,172	1,157	1,190	1,469	1,470
Insurance liabilities	161	194	244	285	308	333	399	444
Due to credit institutions**	5,771	5,848	7,368	9,014	7,668	6,863	6,275	7,423
Other liabilities	4,005	4,985	5,744	4,976	6,033	6,060	9,154	7,918
Shareholders’ equity***	2,790	2,520	2,356	2,430	3,301	2,744	2,977	2,923

Other customer funds under management	5,535	6,475	6,577	7,676	7,118	6,655	7,160	7,850

Mutual funds	5,527	6,466	6,536	7,620	7,065	6,590	7,082	7,758
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	8	9	41	56	54	65	78	92

Customer funds under management	30,395	32,105	30,401	34,500	32,705	33,065	38,112	40,986

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	1,020,614	922,540	98,074	10.6

Net fees	276,664	275,706	958	0.3
Gains (losses) on financial transactions	60,454	162,691	(102,237)	(62.8)
Other operating income*	22,437	26,682	(4,245)	(15.9)

Gross income	1,380,169	1,387,619	(7,450)	(0.5)

Operating expenses	(496,525)	(460,616)	(35,909)	7.8
General administrative expenses	(438,947)	(408,486)	(30,461)	7.5
Personnel	(275,694)	(248,818)	(26,876)	10.8
Other general administrative expenses	(163,252)	(159,668)	(3,585)	2.2
Depreciation and amortisation	(57,579)	(52,131)	(5,448)	10.5

Net operating income	883,644	927,002	(43,359)	(4.7)

Net loan-loss provisions	(217,666)	(323,734)	106,068	(32.8)
Other income	20,593	26,683	(6,090)	(22.8)

Profit before taxes	686,571	629,951	56,619	9.0

Tax on profit	(107,116)	(87,762)	(19,354)	22.1

Profit from continuing operations	579,454	542,190	37,265	6.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	579,454	542,190	37,265	6.9

Minority interests	119,151	105,546	13,605	12.9

Attributable profit to the Group	460,304	436,643	23,660	5.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	16,089,348	14,160,779	1,928,569	13.6
Trading portfolio (w/o loans)	2,208,774	1,833,019	375,755	20.5
Available-for-sale financial assets	1,766,125	2,057,305	(291,180)	(14.2)
Due from credit institutions**	1,468,583	1,849,613	(381,030)	(20.6)
Intangible assets and property and equipment	233,913	256,862	(22,948)	(8.9)
Other assets	2,493,273	1,922,558	570,715	29.7

Total assets/liabilities & shareholders’ equity	24,260,016	22,080,136	2,179,880	9.9

Customer deposits**	11,322,735	10,686,115	636,621	6.0
Marketable debt securities**	3,495,422	2,325,952	1,169,470	50.3
Subordinated debt**	687,851	594,247	93,604	15.8
Insurance liabilities	207,546	144,628	62,918	43.5
Due to credit institutions**	3,473,527	4,572,448	(1,098,922)	(24.0)
Other liabilities	3,705,243	2,523,885	1,181,358	46.8
Shareholders’ equity***	1,367,692	1,232,860	134,831	10.9

Other customer funds under management	3,673,419	3,893,733	(220,314)	(5.7)

Mutual funds	3,630,293	3,865,472	(235,179)	(6.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	43,126	28,261	14,865	52.6

Customer funds under management	19,179,427	17,500,046	1,679,381	9.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	192,686	252,445	232,271	245,138	246,773	266,235	257,841	249,765

Net fees	65,590	68,777	70,016	71,324	65,451	68,497	68,849	73,866
Gains (losses) on financial transactions	84,842	25,826	30,392	21,632	30,219	6,748	15,102	8,384
Other operating income*	7,849	8,424	3,448	6,961	590	8,598	6,137	7,111

Gross income	350,966	355,472	336,127	345,054	343,034	350,079	347,929	339,127

Operating expenses	(112,051)	(116,938)	(116,013)	(115,615)	(116,424)	(127,118)	(124,744)	(128,239)
General administrative expenses	(100,147)	(103,588)	(102,598)	(102,152)	(102,097)	(112,182)	(111,670)	(112,997)
Personnel	(60,712)	(63,358)	(62,085)	(62,662)	(61,980)	(72,207)	(69,475)	(72,032)
Other general administrative expenses	(39,435)	(40,230)	(40,513)	(39,490)	(40,117)	(39,975)	(42,195)	(40,966)
Depreciation and amortisation	(11,904)	(13,349)	(13,415)	(13,463)	(14,327)	(14,935)	(13,074)	(15,242)

Net operating income	238,916	238,534	220,113	229,439	226,610	222,961	223,185	210,887

Net loan-loss provisions	(106,137)	(87,686)	(72,324)	(57,587)	(79,655)	(59,113)	(41,511)	(37,386)
Other income	5,573	3,531	2,990	14,590	(4,763)	5,578	(3,630)	23,408

Profit before taxes	138,351	154,379	150,780	186,442	142,192	169,425	178,044	196,909

Tax on profit	(23,014)	(22,185)	(22,277)	(20,287)	(21,780)	(25,058)	(19,842)	(40,436)

Profit from continuing operations	115,337	132,194	128,503	166,155	120,412	144,367	158,202	156,473

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	115,337	132,194	128,503	166,155	120,412	144,367	158,202	156,473

Minority interests	23,147	23,938	24,539	33,923	24,106	31,381	32,209	31,454

Attributable profit to the Group	92,190	108,256	103,964	132,233	96,306	112,985	125,993	125,019

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	14,552,351	13,889,053	14,073,134	14,160,779	14,400,683	15,011,786	15,598,568	16,089,348
Trading portfolio (w/o loans)	2,135,485	2,265,010	2,598,537	1,833,019	2,737,538	2,815,194	2,874,228	2,208,774
Available-for-sale financial assets	1,678,929	1,532,075	2,085,028	2,057,305	1,881,218	1,643,376	2,037,373	1,766,125
Due from credit institutions**	2,020,461	1,712,758	1,519,456	1,849,613	1,522,675	1,822,602	1,477,963	1,468,583
Intangible assets and property and equipment	260,761	256,655	253,627	256,862	249,913	232,911	229,898	233,913
Other assets	1,173,288	1,108,846	1,117,858	1,922,558	1,769,688	1,563,996	1,892,025	2,493,273

Total assets/liabilities & shareholders’ equity	21,821,275	20,764,397	21,647,640	22,080,136	22,561,716	23,089,865	24,110,055	24,260,016

Customer deposits**	11,806,277	10,967,042	10,327,008	10,686,115	10,587,234	11,134,231	11,026,419	11,322,735
Marketable debt securities**	1,969,513	1,999,484	2,095,610	2,325,952	2,261,850	2,596,900	3,259,387	3,495,422
Subordinated debt**	656,441	617,396	622,146	594,247	608,269	647,889	711,860	687,851
Insurance liabilities	93,554	102,888	133,754	144,628	162,235	181,090	193,391	207,546
Due to credit institutions**	3,350,489	3,099,571	4,034,388	4,572,448	4,033,187	3,736,344	3,040,695	3,473,527
Other liabilities	2,325,195	2,642,210	3,144,869	2,523,885	3,173,023	3,299,430	4,435,695	3,705,243
Shareholders’ equity**	1,619,806	1,335,806	1,289,866	1,232,860	1,735,919	1,493,979	1,442,607	1,367,692

Other customer funds under management	3,213,503	3,431,922	3,601,321	3,893,733	3,743,867	3,623,158	3,469,531	3,673,419

Mutual funds	3,208,585	3,426,996	3,578,676	3,865,472	3,715,689	3,587,894	3,431,628	3,630,293
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	4,918	4,925	22,645	28,261	28,178	35,264	37,903	43,126

Customer funds under management	17,645,734	17,015,844	16,646,084	17,500,046	17,201,221	18,002,179	18,467,198	19,179,427

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million euros

			Variation
	2010	2009	Amount		%
Income statement
Net interest income	1,736	1,160	575		49.6

Net fees	408	380	27		7.2
Gains (losses) on financial transactions	29	13	16		124.0
Other operating income*	(66)	(91)	24		(26.9)

Gross income	2,106	1,463	643		44.0

Operating expenses	(937)	(881)	(56)		6.4
General administrative expenses	(832)	(766)	(66)		8.6
Personnel	(468)	(457)	(11)		2.3
Other general administrative expenses	(364)	(309)	(55)		17.9
Depreciation and amortisation	(105)	(114)	10		(8.5)

Net operating income	1,169	582	587		100.8

Net loan-loss provisions	(510)	(571)	61		(10.7)
Other income	(92)	(58)	(34)		58.5

Profit before taxes	567	(47)	614		—

Tax on profit	(143)	22	(165)		—

Profit from continuing operations	424	(25)	449		—

Net profit from discontinued operations	—	—	—		—

Consolidated profit	424	(25)	449		—

Minority interests	—	—	—		—

Attributable profit to the Group	424	(25)	449		—

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	36,724	34,605	2,119		6.1
Trading portfolio (w/o loans)	211	163	48		29.3
Available-for-sale financial assets	10,203	9,568	635		6.6
Due from credit institutions**	722	496	226		45.7
Intangible assets and property and equipment	507	391	116		29.7
Other assets	3,430	3,568	(138)		(3.9)

Total assets/liabilities & shareholders’ equity	51,797	48,791	3,006		6.2

Customer deposits**	32,007	30,888	1,119		3.6
Marketable debt securities**	1,945	11,236	(9,292)		(82.7)
Subordinated debt**	2,781	2,129	652		30.6
Insurance liabilities	—	—	—		—
Due to credit institutions**	9,567	736	8,830		—
Other liabilities	2,297	1,689	608		36.0
Shareholders’ equity***	3,200	2,113	1,088		51.5

Other customer funds under management	30	327	(297)		(90.9)

Mutual funds	—	—	—		—
Pension funds	—	—	—		—
Managed portfolios	30	327	(297)		(90.9)
Savings-insurance policies	—	—	—		—

Customer funds under management	36,763	44,581	(7,818)		(17.5)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	14.87	—	14.87	p.
Efficiency ratio (with amortisations)	44.5	60.2	(15.7	p.)
NPL ratio	4.61	5.35	(0.74	p.)
NPL coverage	75	62	13	p.
Number of employees (direct & indirect)	8,647	8,847	(200)		(2.3)
Number of branches	721	722	(1)		(0.1)

Sovereign
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	203	307	298	353	413	457	451	416

Net fees	70	109	104	98	96	112	105	95
Gains (losses) on financial transactions	(10)	40	18	(35)	6	(13)	14	22
Other operating income*	(6)	(52)	(23)	(9)	(16)	(18)	(17)	(16)

Gross income	257	403	395	408	498	538	553	517

Operating expenses	(191)	(245)	(226)	(218)	(219)	(236)	(242)	(239)
General administrative expenses	(169)	(213)	(197)	(187)	(193)	(210)	(216)	(213)
Personnel	(105)	(128)	(116)	(108)	(107)	(116)	(126)	(119)
Other general administrative expenses	(64)	(85)	(81)	(79)	(85)	(94)	(91)	(94)
Depreciation and amortisation	(22)	(32)	(30)	(31)	(27)	(26)	(25)	(26)

Net operating income	65	158	169	190	279	302	311	278

Net loan-loss provisions	(94)	(176)	(155)	(146)	(167)	(140)	(146)	(57)
Other income	(1)	(0)	(18)	(39)	(9)	(14)	5	(75)

Profit before taxes	(29)	(19)	(4)	5	104	147	170	146

Tax on profit	10	12	2	(2)	(35)	(44)	(49)	(15)

Profit from continuing operations	(20)	(7)	(2)	3	69	103	121	132

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	(20)	(7)	(2)	3	69	103	121	132

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	(20)	(7)	(2)	3	69	103	121	132

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	41,466	37,564	34,409	34,605	38,441	39,849	35,565	36,724
Trading portfolio (w/o loans)	346	204	203	163	191	249	252	211
Available-for-sale financial assets	6,531	7,609	9,100	9,568	10,758	11,587	8,860	10,203
Due from credit institutions**	284	422	767	496	315	718	530	722
Intangible assets and property and equipment	590	511	399	391	438	481	464	507
Other assets	7,920	5,446	2,910	3,568	3,244	3,785	5,075	3,430

Total assets/liabilities & shareholders’ equity	57,137	51,756	47,788	48,791	53,387	56,669	50,745	51,797

Customer deposits**	38,108	34,934	31,634	30,888	31,352	33,837	30,291	32,007
Marketable debt securities**	12,150	10,291	9,740	11,236	12,652	13,864	1,834	1,945
Subordinated debt**	1,811	2,517	2,366	2,129	2,763	2,913	2,692	2,781
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	1,864	1,402	516	736	1,439	52	10,691	9,567
Other liabilities	1,444	1,539	1,386	1,689	2,272	2,729	2,289	2,297
Shareholders’ equity***	1,760	1,072	2,146	2,113	2,909	3,274	2,948	3,200

Other customer funds under management	589	538	447	327	229	92	54	30

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	589	538	447	327	229	92	54	30
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	52,659	48,280	44,187	44,581	46,996	50,706	34,871	36,763

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.98	4.34	4.82	5.35	5.14	5.11	4.80	4.61
NPL coverage	66	67	68	62	64	67	72	75

Spread (Retail Banking)	7.86	7.61	7.84	7.20	7.21	6.91	6.88	6.41

Spread loans	5.33	5.86	6.15	5.77	5.84	5.70	5.72	5.34
Spread deposits	2.53	1.75	1.69	1.43	1.37	1.21	1.16	1.07

Sovereign
Million dollars

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	2,296	1,614	682	42.3

Net fees	539	529	10	2.0
Gains (losses) on financial transactions	38	18	20	113.1
Other operating income*	(88)	(126)	39	(30.5)

Gross income	2,786	2,034	752	36.9

Operating expenses	(1,239)	(1,224)	(15)	1.2
General administrative expenses	(1,101)	(1,065)	(35)	3.3
Personnel	(619)	(636)	17	(2.7)
Other general administrative expenses	(482)	(429)	(52)	12.2
Depreciation and amortisation	(138)	(159)	21	(13.0)

Net operating income	1,547	810	737	91.0

Net loan-loss provisions	(675)	(794)	120	(15.0)
Other income	(121)	(80)	(41)	50.7

Profit before taxes	751	(65)	816	—

Tax on profit	(189)	30	(219)	—

Profit from continuing operations	561	(35)	596	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	561	(35)	596	—

Minority interests	—	—	—	—

Attributable profit to the Group	561	(35)	596	—

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Customer loans**	49,070	49,852	(781)	(1.6)
Trading portfolio (w/o loans)	282	235	47	19.9
Available-for-sale financial assets	13,633	13,784	(151)	(1.1)
Due from credit institutions**	964	714	251	35.1
Intangible assets and property and equipment	678	564	114	20.3
Other assets	4,583	5,140	(557)	(10.8)

Total assets/liabilities & shareholders’ equity	69,211	70,289	(1,078)	(1.5)

Customer deposits**	42,768	44,497	(1,729)	(3.9)
Marketable debt securities**	2,599	16,187	(13,588)	(83.9)
Subordinated debt**	3,716	3,068	649	21.1
Insurance liabilities	—	—	—	—
Due to credit institutions**	12,783	1,061	11,722	—
Other liabilities	3,069	2,433	636	26.2
Shareholders’ equity***	4,276	3,043	1,233	40.5

Other customer funds under management	40	472	(431)	(91.5)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	40	472	(431)	(91.5)
Savings-insurance policies	—	—	—	—

Customer funds under management	49,123	64,223	(15,100)	(23.5)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	264	414	422	513	570	580	581	565

Net fees	91	147	147	144	132	142	135	130
Gains (losses) on financial transactions	(13)	52	25	(47)	8	(17)	18	29
Other operating income*	(8)	(70)	(34)	(14)	(22)	(22)	(21)	(22)

Gross income	334	544	561	595	688	682	713	702

Operating expenses	(249)	(332)	(323)	(321)	(303)	(300)	(312)	(325)
General administrative expenses	(220)	(289)	(280)	(276)	(266)	(266)	(279)	(289)
Personnel	(136)	(174)	(166)	(160)	(148)	(147)	(162)	(161)
Other general administrative expenses	(84)	(115)	(115)	(116)	(118)	(119)	(117)	(128)
Depreciation and amortisation	(29)	(43)	(42)	(45)	(37)	(33)	(33)	(36)

Net operating income	85	212	238	274	385	382	401	378

Net loan-loss provisions	(122)	(238)	(221)	(214)	(230)	(175)	(189)	(81)
Other income	(1)	(0)	(24)	(55)	(12)	(18)	7	(99)

Profit before taxes	(38)	(26)	(7)	6	143	189	220	199

Tax on profit	12	16	3	(2)	(48)	(57)	(64)	(21)

Profit from continuing operations	(25)	(10)	(4)	4	95	132	157	178

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	(25)	(10)	(4)	4	95	132	157	178

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	(25)	(10)	(4)	4	95	132	157	178

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	55,183	53,093	50,385	49,852	51,815	48,898	48,539	49,070
Trading portfolio (w/o loans)	461	288	298	235	258	306	344	282
Available-for-sale financial assets	8,691	10,755	13,325	13,784	14,500	14,218	12,092	13,633
Due from credit institutions**	378	596	1,124	714	425	881	723	964
Intangible assets and property and equipment	785	723	584	564	590	590	633	678
Other assets	10,540	7,697	4,261	5,140	4,373	4,644	6,926	4,583

Total assets/liabilities & shareholders’ equity	76,037	73,151	69,976	70,289	71,961	69,539	69,256	69,211

Customer deposits**	50,715	49,376	46,321	44,497	42,259	41,522	41,341	42,768
Marketable debt securities**	16,169	14,545	14,263	16,187	17,054	17,012	2,503	2,599
Subordinated debt**	2,411	3,558	3,465	3,068	3,724	3,575	3,674	3,716
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	2,481	1,982	756	1,061	1,939	63	14,590	12,783
Other liabilities	1,921	2,175	2,030	2,433	3,063	3,348	3,124	3,069
Shareholders’ equity***	2,342	1,515	3,142	3,043	3,922	4,018	4,024	4,276

Other customer funds under management	784	760	654	472	309	112	73	40

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	784	760	654	472	309	112	73	40
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	70,078	68,239	64,702	64,223	63,346	62,221	47,591	49,123

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Corporate Activities
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	(2,678)	(2,210)	(468)	21.2

Net fees	(40)	(6)	(35)	622.2
Gains (losses) on financial transactions	(142)	631	(773)	—
Dividends	64	121	(58)	(47.5)
Income from equity-accounted method	(2)	(15)	14	(89.1)
Other operating income/expenses	137	52	85	162.7

Gross income	(2,660)	(1,427)	(1,234)	86.5

Operating expenses	(822)	(809)	(12)	1.5
General administrative expenses	(689)	(695)	7	(0.9)
Personnel	(268)	(307)	39	(12.7)
Other general administrative expenses	(420)	(388)	(32)	8.4
Depreciation and amortisation	(133)	(114)	(19)	16.4

Net operating income	(3,482)	(2,236)	(1,246)	55.7

Net loan-loss provisions	(111)	50	(161)	—
Other income	(428)	(848)	420	(49.6)

Profit before taxes (w/o capital gains)	(4,021)	(3,034)	(987)	32.5

Tax on profit	1,091	1,421	(330)	(23.2)

Profit from continuing operations (w/o capital gains)	(2,930)	(1,614)	(1,316)	81.6

Net profit from discontinued operations	(13)	(15)	1	(9.3)

Consolidated profit (w/o capital gains)	(2,943)	(1,628)	(1,315)	80.8

Minority interests	(25)	(5)	(20)	383.6

Attributable profit to the Group (w/o capital gains)	(2,918)	(1,623)	(1,295)	79.8

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(2,918)	(1,623)	(1,295)	79.8

			Variation
	31.12.10	31.12.09	Amount	%
Balance sheet
Trading portfolio (w/o loans)	5,123	4,331	792	18.3
Available-for-sale financial assets	21,288	26,870	(5,581)	(20.8)
Investments	38	32	6	19.9
Goodwill	24,622	22,865	1,757	7.7
Liquidity lent to the Group	27,766	49,677	(21,911)	(44.1)
Capital assigned to Group areas	63,187	52,448	10,739	20.5
Other assets	64,806	64,511	296	0.5

Total assets/liabilities & shareholders’ equity	206,830	220,733	(13,903)	(6.3)

Customer deposits*	14,258	3,216	11,042	343.4
Marketable debt securities*	62,812	83,094	(20,282)	(24.4)
Subordinated debt	12,128	19,131	(7,004)	(36.6)
Other liabilities	47,210	50,106	(2,896)	(5.8)
Group capital and reserves**	70,423	65,186	5,237	8.0

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	89,198	105,442	(16,244)	(15.4)

* Including all on-balance sheet balances for this item

** Not including profit of the year

Resources
Number of employees (direct & indirect)	2,529	1,820	709	39.0

Corporate Activities
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	(637)	(588)	(480)	(505)	(606)	(702)	(736)	(634)

Net fees	13	(1)	(12)	(6)	(2)	(10)	(21)	(8)
Gains (losses) on financial transactions	113	294	(6)	229	(55)	(73)	(97)	84
Dividends	23	51	28	20	6	24	12	22
Income from equity-accounted method	(16)	7	(1)	(5)	(1)	(1)	1	0
Other operating income/expenses	9	20	0	23	30	33	37	37

Gross income	(496)	(217)	(470)	(244)	(629)	(729)	(804)	(498)

Operating expenses	(220)	(211)	(168)	(210)	(227)	(193)	(209)	(193)
General administrative expenses	(185)	(175)	(141)	(195)	(188)	(167)	(172)	(162)
Personnel	(87)	(75)	(65)	(81)	(92)	(42)	(72)	(62)
Other general administrative expenses	(98)	(100)	(75)	(114)	(96)	(125)	(99)	(100)
Depreciation and amortisation	(35)	(36)	(28)	(15)	(39)	(26)	(38)	(31)

Net operating income	(716)	(428)	(638)	(454)	(856)	(922)	(1,013)	(691)

Net loan-loss provisions	2	9	(38)	76	(38)	(22)	(27)	(24)
Other income	(126)	(232)	(197)	(293)	(91)	(155)	(186)	4

Profit before taxes (w/o capital gains)	(840)	(651)	(873)	(670)	(985)	(1,099)	(1,226)	(711)

Tax on profit	352	286	400	383	272	375	271	173

Profit from continuing operations (w/o capital gains)	(489)	(365)	(473)	(287)	(712)	(724)	(955)	(538)

Net profit from discontinued operations	—	—	(3)	(11)	(10)	(0)	(0)	(3)

Consolidated profit (w/o capital gains)	(489)	(365)	(476)	(298)	(723)	(725)	(955)	(541)

Minority interests	(4)	1	(10)	7	(1)	(0)	2	(26)

Attributable profit to the Group (w/o capital gains)	(485)	(366)	(466)	(306)	(722)	(724)	(957)	(515)

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	(485)	(366)	(466)	(306)	(722)	(724)	(957)	(515)

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Trading portfolio (w/o loans)	2,763	4,120	4,194	4,331	5,146	7,240	4,751	5,123
Available-for-sale financial assets	16,930	24,233	27,349	26,870	22,467	19,628	21,063	21,288
Investments	106	48	31	32	33	62	37	38
Goodwill	20,719	23,192	23,474	22,865	23,602	25,345	23,928	24,622
Liquidity lent to the Group	77,647	68,585	56,506	49,677	49,480	38,883	39,795	27,766
Capital assigned to Group areas	52,576	50,287	50,911	52,448	58,705	61,110	64,324	63,187
Other assets	88,852	89,701	68,225	64,511	79,940	70,172	67,356	64,806

Total assets/liabilities & shareholders’ equity	259,594	260,166	230,691	220,733	239,373	222,439	221,255	206,830

Customer deposits*	2,748	1,221	1,081	3,216	10,197	9,692	14,495	14,258
Marketable debt securities*	98,807	93,266	86,032	83,094	80,077	75,260	74,396	62,812
Subordinated debt	23,327	23,463	20,121	19,131	16,047	15,311	13,866	12,128
Other liabilities	65,264	77,037	58,561	50,106	59,168	52,475	49,713	47,210
Group capital and reserves***	69,447	65,180	64,895	65,186	73,883	69,702	68,786	70,423

Other customer funds under management	—	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	124,882	117,950	107,234	105,442	106,321	100,262	102,757	89,198

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Spain
Million euros

			Variation
	2010	2009	Amount		%
Income statement
Net interest income	6,429	7,397	(968)		(13.1)

Net fees	2,339	2,525	(186)		(7.4)
Gains (losses) on financial transactions	796	566	231		40.8
Other operating income*	345	291	54		18.6

Gross income	9,909	10,779	(870)		(8.1)

Operating expenses	(4,143)	(4,064)	(80)		2.0
General administrative expenses	(3,716)	(3,694)	(22)		0.6
Personnel	(2,424)	(2,396)	(28)		1.2
Other general administrative expenses	(1,291)	(1,297)	6		(0.4)
Depreciation and amortisation	(428)	(370)	(58)		15.6

Net operating income	5,766	6,715	(949)		(14.1)

Net loan-loss provisions	(2,173)	(1,265)	(909)		71.8
Other income	(123)	(127)	4		(3.3)

Profit before taxes	3,470	5,323	(1,854)		(34.8)

Tax on profit	(903)	(1,454)	551		(37.9)

Profit from continuing operations	2,566	3,869	(1,303)		(33.7)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	2,566	3,869	(1,303)		(33.7)

Minority interests	59	78	(19)		(24.2)

Attributable profit to the Group (1)	2,507	3,791	(1,284)		(33.9)

* Including dividends, income from equity-accounted method and other operating income/expenses

(1).- In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 2,979 million (-21.4%).

			Variation
	31.12.10	31.12.09	Amount		%
Balance sheet
Customer loans**	228,863	237,885	(9,022)		(3.8)
Trading portfolio (w/o loans)	48,860	47,869	991		2.1
Available-for-sale financial assets	13,837	15,656	(1,819)		(11.6)
Due from credit institutions**	23,946	58,844	(34,899)		(59.3)
Intangible assets and property and equipment	3,934	4,025	(92)		(2.3)
Other assets	12,145	14,380	(2,235)		(15.5)

Total assets/liabilities & shareholders’ equity	331,585	378,660	(47,075)		(12.4)

Customer deposits**	187,834	155,425	32,409		20.9
Marketable debt securities**	31,206	34,022	(2,816)		(8.3)
Subordinated debt**	1,736	1,811	(75)		(4.1)
Insurance liabilities	808	5,448	(4,640)		(85.2)
Due to credit institutions**	4,868	63,039	(58,171)		(92.3)
Other liabilities	85,389	100,292	(14,903)		(14.9)
Shareholders’ equity***	19,743	18,622	1,121		6.0

Other customer funds under management	49,313	60,098	(10,785)		(17.9)

Mutual funds	34,310	40,616	(6,306)		(15.5)
Pension funds	9,650	9,912	(262)		(2.6)
Managed portfolios	5,353	5,377	(24)		(0.4)
Savings-insurance policies	—	4,193	(4,193)		(100.0)

Customer funds under management	270,089	251,356	18,733		7.5

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	13.22	20.12	(6.90	p.)
Efficiency ratio (with amortisations)	41.8	37.7	4.1	p.
NPL ratio	4.24	3.41	0.83	p.
NPL coverage	58	73	(15	p.)
Number of employees (direct & indirect)	33,694	33,262	432		1.3
Number of branches	4,848	4,865	(17)		(0.3)

Spain
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	1,918	1,891	1,839	1,749	1,800	1,681	1,537	1,411

Net fees	642	722	591	570	631	585	578	544
Gains (losses) on financial transactions	88	163	211	104	285	205	129	177
Other operating income*	61	91	48	91	43	131	72	100

Gross income	2,709	2,867	2,689	2,514	2,759	2,602	2,315	2,233

Operating expenses	(1,011)	(1,010)	(1,002)	(1,041)	(1,022)	(1,035)	(1,032)	(1,055)
General administrative expenses	(920)	(917)	(910)	(946)	(922)	(929)	(929)	(936)
Personnel	(610)	(604)	(599)	(583)	(601)	(621)	(604)	(598)
Other general administrative expenses	(310)	(313)	(312)	(363)	(321)	(308)	(325)	(337)
Depreciation and amortisation	(91)	(93)	(92)	(95)	(100)	(106)	(103)	(119)

Net operating income	1,699	1,857	1,687	1,473	1,738	1,567	1,283	1,178

Net loan-loss provisions	(305)	(350)	(306)	(304)	(327)	(352)	(968)	(527)
Other income	(6)	(9)	(61)	(52)	(10)	(27)	(11)	(75)

Profit before taxes	1,388	1,498	1,321	1,117	1,400	1,188	304	577

Tax on profit	(376)	(390)	(356)	(331)	(381)	(323)	(44)	(154)

Profit from continuing operations	1,012	1,108	964	785	1,019	865	260	422

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,012	1,108	964	785	1,019	865	260	422

Minority interests	22	23	20	13	22	25	7	5

Attributable profit to the Group (1)	990	1,085	944	772	997	841	253	417

* Including dividends, income from equity-accounted method and other operating income/expenses

(1).- In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 725 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Balance sheet
Customer loans**	248,849	248,608	240,896	237,885	234,551	239,575	232,767	228,863
Trading portfolio (w/o loans)	65,891	58,928	49,650	47,869	56,654	59,725	64,286	48,860
Available-for-sale financial assets	14,337	15,748	15,212	15,656	17,136	15,193	17,091	13,837
Due from credit institutions**	53,995	51,057	45,239	58,844	56,388	57,802	65,992	23,946
Intangible assets and property and equipment	3,588	3,590	3,583	4,025	3,992	3,995	3,953	3,934
Other assets	12,182	14,290	16,283	14,380	15,046	13,635	13,326	12,145

Total assets/liabilities & shareholders’ equity	398,842	392,221	370,863	378,660	383,767	389,925	397,415	331,585

Customer deposits**	143,291	141,877	141,195	155,425	165,806	185,206	186,925	187,834
Marketable debt securities**	35,727	36,989	37,615	34,022	32,030	31,150	31,735	31,206
Subordinated debt**	1,442	1,791	1,751	1,811	1,752	1,788	1,749	1,736
Insurance liabilities	10,366	10,950	11,881	5,448	5,456	2,914	2,030	808
Due to credit institutions**	41,761	54,554	50,887	63,039	55,262	41,747	43,277	4,868
Other liabilities	146,350	127,280	108,825	100,292	104,918	107,767	112,762	85,389
Shareholders’ equity***	19,905	18,780	18,709	18,622	18,544	19,353	18,938	19,743

Other customer funds under management	63,049	63,785	65,573	60,098	59,773	55,221	54,235	49,313

Mutual funds	41,042	40,619	40,646	40,616	40,271	38,395	38,257	34,310
Pension funds	9,273	9,412	9,753	9,912	9,826	9,425	9,551	9,650
Managed portfolios	3,788	4,175	4,731	5,377	5,388	5,313	5,303	5,353
Savings-insurance policies	8,947	9,580	10,443	4,193	4,288	2,087	1,124	—

Customer funds under management	243,509	244,443	246,134	251,356	259,360	273,364	274,643	270,089

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	2.40	2.72	2.98	3.41	3.59	3.71	3.88	4.24
NPL coverage	81	71	67	73	68	64	65	58

Retail Banking
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	28,994	25,800	3,194	12.4

Net fees	8,058	7,527	531	7.0
Gains (losses) on financial transactions	1,333	1,374	(41)	(3.0)
Other operating income*	(264)	(82)	(182)	221.0

Gross income	38,121	34,619	3,502	10.1

Operating expenses	(15,552)	(14,044)	(1,508)	10.7
General administrative expenses	(13,929)	(12,682)	(1,247)	9.8
Personnel	(8,002)	(7,236)	(766)	10.6
Other general administrative expenses	(5,927)	(5,446)	(481)	8.8
Depreciation and amortisation	(1,623)	(1,362)	(261)	19.2

Net operating income	22,569	20,576	1,994	9.7

Net loan-loss provisions	(10,142)	(9,575)	(567)	5.9
Other income	(1,083)	(812)	(270)	33.3

Profit before taxes	11,345	10,188	1,157	11.4

Tax on profit	(2,743)	(2,455)	(288)	11.7

Profit from continuing operations	8,602	7,733	868	11.2

Net profit from discontinued operations	(14)	45	(59)	—

Consolidated profit	8,588	7,779	809	10.4

Minority interests	648	362	287	79.3

Attributable profit to the Group (1)	7,940	7,417	523	7.0

* Including dividends, income from equity-accounted method and other operating income/expenses

(1).- In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 8,377 million (+12.9%).

			Variation
	31.12.10	31.12.09	Amount	%
Business volumes
Total assets	862,055	813,517	48,538	6.0
Customer loans	651,871	618,417	33,453	5.4
Customer deposits	514,330	450,942	63,388	14.1

Retail Banking
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	6,000	6,473	6,613	6,715	7,063	7,329	7,453	7,149

Net fees	1,777	1,906	1,945	1,898	1,912	2,069	2,059	2,018
Gains (losses) on financial transactions	362	295	389	329	259	343	356	375
Other operating income*	30	(39)	(29)	(45)	(39)	(60)	(82)	(82)

Gross income	8,169	8,635	8,918	8,896	9,194	9,681	9,786	9,460

Operating expenses	(3,368)	(3,505)	(3,535)	(3,636)	(3,624)	(3,901)	(4,014)	(4,013)
General administrative expenses	(3,052)	(3,164)	(3,188)	(3,277)	(3,249)	(3,494)	(3,611)	(3,574)
Personnel	(1,761)	(1,819)	(1,804)	(1,852)	(1,860)	(1,999)	(2,068)	(2,075)
Other general administrative expenses	(1,292)	(1,345)	(1,383)	(1,426)	(1,389)	(1,495)	(1,543)	(1,499)
Depreciation and amortisation	(316)	(341)	(347)	(358)	(375)	(407)	(402)	(439)

Net operating income	4,801	5,130	5,384	5,261	5,571	5,779	5,772	5,447

Net loan-loss provisions	(2,195)	(2,452)	(2,542)	(2,387)	(2,448)	(2,435)	(2,879)	(2,380)
Other income	(166)	(223)	(230)	(193)	(284)	(245)	(219)	(335)

Profit before taxes	2,440	2,456	2,612	2,680	2,838	3,100	2,674	2,733

Tax on profit	(638)	(528)	(613)	(675)	(652)	(742)	(616)	(732)

Profit from continuing operations	1,801	1,928	1,999	2,005	2,186	2,357	2,057	2,001

Net profit from discontinued operations	67	(6)	(4)	(11)	(2)	(1)	(4)	(7)

Consolidated profit	1,868	1,921	1,995	1,994	2,185	2,356	2,053	1,993

Minority interests	71	76	75	140	136	164	187	161

Attributable profit to the Group (1)	1,798	1,845	1,920	1,854	2,049	2,192	1,866	1,832

* Including dividends, income from equity-accounted method and other operating income/expenses

(1).- In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 2,303 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Business volumes
Total assets	812,114	824,287	781,421	813,517	836,404	902,245	894,433	862,055
Customer loans	607,782	619,741	598,750	618,417	620,274	656,603	644,824	651,871
Customer deposits	415,376	429,976	426,558	450,942	468,309	510,790	505,566	514,330

Retail Banking Continental Europe
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	10,004	10,365	(361)	(3.5)

Net fees	3,106	3,107	(1)	(0.0)
Gains (losses) on financial transactions	356	324	33	10.1
Other operating income*	54	63	(9)	(13.9)

Gross income	13,520	13,858	(339)	(2.4)

Operating expenses	(5,326)	(5,199)	(127)	2.4
General administrative expenses	(4,807)	(4,701)	(106)	2.2
Personnel	(2,979)	(2,914)	(65)	2.2
Other general administrative expenses	(1,828)	(1,788)	(41)	2.3
Depreciation and amortisation	(519)	(497)	(22)	4.3

Net operating income	8,194	8,660	(466)	(5.4)

Net loan-loss provisions	(4,157)	(3,145)	(1,012)	32.2
Other income	(172)	(110)	(63)	57.1

Profit before taxes	3,865	5,406	(1,541)	(28.5)

Tax on profit	(988)	(1,431)	443	(31.0)

Profit from continuing operations	2,877	3,975	(1,097)	(27.6)

Net profit from discontinued operations	(14)	(45)	31	(69.3)

Consolidated profit	2,864	3,930	(1,066)	(27.1)

Minority interests	90	88	2	2.6

Attributable profit to the Group (1)	2,774	3,842	(1,069)	(27.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 3,211 million (-16.4%).

Retail Banking Continental Europe
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	2,579	2,651	2,614	2,521	2,624	2,509	2,513	2,358

Net fees	779	785	777	766	778	791	771	766
Gains (losses) on financial transactions	110	83	73	58	87	95	63	111
Other operating income*	25	26	(7)	19	9	23	12	10

Gross income	3,494	3,545	3,457	3,363	3,499	3,417	3,360	3,245

Operating expenses	(1,294)	(1,301)	(1,280)	(1,323)	(1,293)	(1,304)	(1,359)	(1,370)
General administrative expenses	(1,172)	(1,180)	(1,158)	(1,192)	(1,169)	(1,174)	(1,232)	(1,231)
Personnel	(738)	(732)	(720)	(724)	(729)	(729)	(762)	(758)
Other general administrative expenses	(433)	(448)	(439)	(468)	(440)	(445)	(470)	(474)
Depreciation and amortisation	(122)	(121)	(122)	(132)	(123)	(130)	(127)	(139)

Net operating income	2,200	2,244	2,176	2,040	2,206	2,112	2,001	1,875

Net loan-loss provisions	(771)	(825)	(793)	(756)	(793)	(837)	(1,501)	(1,025)
Other income	9	(7)	(62)	(49)	(23)	(44)	13	(118)

Profit before taxes	1,438	1,411	1,322	1,235	1,389	1,232	512	732

Tax on profit	(373)	(350)	(346)	(361)	(371)	(318)	(86)	(213)

Profit from continuing operations	1,064	1,061	976	874	1,019	915	426	518

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)	(1)	(4)	(7)

Consolidated profit	1,047	1,051	970	862	1,017	913	422	511

Minority interests	25	26	22	14	26	29	20	16

Attributable profit to the Group (1)	1,022	1,025	948	847	992	885	402	495

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 839 million.

Retail Banking Spain
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	5,635	6,453	(818)	(12.7)

Net fees	1,843	1,947	(105)	(5.4)
Gains (losses) on financial transactions	337	320	16	5.1
Other operating income*	41	25	15	59.8

Gross income	7,855	8,746	(891)	(10.2)

Operating expenses	(3,452)	(3,481)	29	(0.8)
General administrative expenses	(3,127)	(3,165)	37	(1.2)
Personnel	(2,055)	(2,074)	19	(0.9)
Other general administrative expenses	(1,072)	(1,091)	19	(1.7)
Depreciation and amortisation	(325)	(316)	(8)	2.6

Net operating income	4,403	5,265	(862)	(16.4)

Net loan-loss provisions	(2,159)	(1,300)	(859)	66.1
Other income	(104)	(95)	(9)	9.5

Profit before taxes	2,140	3,870	(1,730)	(44.7)

Tax on profit	(533)	(1,052)	519	(49.4)

Profit from continuing operations	1,607	2,818	(1,211)	(43.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,607	2,818	(1,211)	(43.0)

Minority interests	53	73	(20)	(26.8)

Attributable profit to the Group (1)	1,553	2,745	(1,191)	(43.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 1,990 million (-27.5%).

Retail Banking Spain
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	1,629	1,649	1,616	1,560	1,603	1,470	1,344	1,219

Net fees	500	498	471	478	488	467	453	435
Gains (losses) on financial transactions	91	93	77	60	75	83	59	120
Other operating income*	3	20	(9)	12	1	19	7	13

Gross income	2,224	2,259	2,154	2,110	2,166	2,040	1,863	1,786

Operating expenses	(870)	(868)	(862)	(882)	(859)	(862)	(861)	(871)
General administrative expenses	(792)	(789)	(783)	(801)	(780)	(782)	(780)	(786)
Personnel	(530)	(524)	(519)	(501)	(517)	(519)	(510)	(510)
Other general administrative expenses	(262)	(265)	(265)	(299)	(263)	(263)	(270)	(276)
Depreciation and amortisation	(78)	(79)	(78)	(81)	(79)	(80)	(80)	(85)

Net operating income	1,354	1,391	1,293	1,228	1,308	1,178	1,002	915

Net loan-loss provisions	(300)	(345)	(319)	(335)	(349)	(346)	(944)	(520)
Other income	(1)	(8)	(50)	(36)	(10)	(10)	(9)	(75)

Profit before taxes	1,052	1,037	924	856	948	822	49	320

Tax on profit	(283)	(265)	(248)	(256)	(258)	(223)	30	(82)

Profit from continuing operations	769	771	677	600	690	599	79	238

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	769	771	677	600	690	599	79	238

Minority interests	20	22	19	12	21	24	5	3

Attributable profit to the Group (1)	749	749	658	588	669	576	74	235

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 511 million.

Retail Banking Portugal
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	658	742	(84)	(11.3)

Net fees	288	285	3	0.9
Gains (losses) on financial transactions	34	36	(2)	(6.4)
Other operating income*	5	15	(10)	(65.3)

Gross income	985	1,079	(94)	(8.7)

Operating expenses	(500)	(505)	4	(0.9)
General administrative expenses	(432)	(435)	3	(0.8)
Personnel	(299)	(297)	(2)	0.7
Other general administrative expenses	(133)	(138)	6	(4.0)
Depreciation and amortisation	(69)	(70)	1	(1.3)

Net operating income	485	574	(89)	(15.6)

Net loan-loss provisions	(110)	(91)	(19)	20.5
Other income	21	10	10	100.9

Profit before taxes	396	493	(98)	(19.8)

Tax on profit	(56)	(71)	15	(21.7)

Profit from continuing operations	340	422	(82)	(19.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	340	422	(82)	(19.5)

Minority interests	0	1	(1)	(65.1)

Attributable profit to the Group	340	421	(81)	(19.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	196	185	183	179	174	169	160	155

Net fees	72	65	77	72	72	75	71	70
Gains (losses) on financial transactions	0	15	12	9	12	19	(0)	4
Other operating income*	8	3	(1)	5	3	3	0	(0)

Gross income	275	268	270	265	261	265	231	229

Operating expenses	(121)	(124)	(131)	(129)	(119)	(123)	(129)	(129)
General administrative expenses	(105)	(107)	(114)	(109)	(103)	(106)	(113)	(111)
Personnel	(72)	(73)	(77)	(74)	(71)	(74)	(78)	(76)
Other general administrative expenses	(32)	(34)	(37)	(35)	(32)	(32)	(35)	(35)
Depreciation and amortisation	(16)	(17)	(17)	(20)	(17)	(17)	(17)	(18)

Net operating income	154	144	139	137	142	142	101	100

Net loan-loss provisions	(12)	(31)	(19)	(29)	(15)	(42)	(44)	(8)
Other income	(6)	15	(4)	6	(8)	(0)	37	(8)

Profit before taxes	136	128	116	114	118	99	94	84

Tax on profit	(23)	(12)	(16)	(20)	(18)	(6)	(12)	(19)

Profit from continuing operations	113	116	100	93	100	93	81	65

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	113	116	100	93	100	93	81	65

Minority interests	0	0	0	0	0	0	0	0

Attributable profit to the Group	112	116	100	93	100	93	81	65

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.35	2.15	2.12	1.95	1.85	1.92	2.03	2.11

Spread loans	1.61	1.70	1.72	1.73	1.76	1.82	1.82	1.88
Spread deposits	0.74	0.45	0.40	0.22	0.09	0.10	0.21	0.23

Retail Banking United Kingdom
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	4,329	3,821	508	13.3

Net fees	840	925	(85)	(9.2)
Gains (losses) on financial transactions	(35)	63	(98)	—
Other operating income*	25	23	2	6.5

Gross income	5,159	4,832	327	6.8

Operating expenses	(2,101)	(2,057)	(44)	2.2
General administrative expenses	(1,818)	(1,830)	12	(0.7)
Personnel	(1,081)	(1,085)	4	(0.3)
Other general administrative expenses	(737)	(745)	8	(1.1)
Depreciation and amortisation	(283)	(227)	(56)	24.9

Net operating income	3,058	2,775	282	10.2

Net loan-loss provisions	(793)	(908)	115	(12.6)
Other income	(102)	1	(103)	—

Profit before taxes	2,162	1,868	294	15.7

Tax on profit	(604)	(526)	(78)	14.9

Profit from continuing operations	1,557	1,342	215	16.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,557	1,342	215	16.1

Minority interests	0	0	0	—

Attributable profit to the Group	1,557	1,342	215	16.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	871	972	996	983	1,057	1,100	1,119	1,053

Net fees	221	231	259	214	209	219	216	196
Gains (losses) on financial transactions	42	(2)	(14)	38	(3)	2	(1)	(33)
Other operating income*	7	6	5	5	6	6	6	7

Gross income	1,141	1,207	1,245	1,239	1,269	1,327	1,340	1,223

Operating expenses	(510)	(528)	(520)	(499)	(510)	(535)	(535)	(522)
General administrative expenses	(459)	(467)	(461)	(443)	(439)	(462)	(467)	(451)
Personnel	(274)	(273)	(272)	(267)	(264)	(280)	(276)	(262)
Other general administrative expenses	(185)	(194)	(190)	(176)	(175)	(182)	(191)	(189)
Depreciation and amortisation	(51)	(61)	(59)	(56)	(71)	(73)	(68)	(71)

Net operating income	630	679	725	740	760	792	805	701

Net loan-loss provisions	(210)	(244)	(231)	(224)	(232)	(214)	(192)	(156)
Other income	1	0	0	(0)	(5)	(5)	(5)	(87)

Profit before taxes	422	435	495	516	522	574	607	458

Tax on profit	(104)	(114)	(139)	(168)	(150)	(149)	(182)	(123)

Profit from continuing operations	317	321	356	348	373	425	425	335

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	317	321	356	348	373	425	425	335

Minority interests	—	—	0	0	0	0	0	0

Attributable profit to the Group	317	321	356	348	373	425	425	334

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.04	2.22	2.25	2.31	2.31	2.31	2.34	2.37

Spread loans	1.13	1.44	1.67	1.82	1.90	2.01	2.08	2.19
Spread deposits	0.91	0.78	0.58	0.49	0.41	0.30	0.26	0.18

Retail Banking United Kingdom
Million pound sterling

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	3,710	3,401	309	9.1

Net fees	720	823	(103)	(12.5)
Gains (losses) on financial transactions	(30)	56	(86)	—
Other operating income*	21	21	1	2.6

Gross income	4,421	4,301	120	2.8

Operating expenses	(1,801)	(1,831)	30	(1.6)
General administrative expenses	(1,558)	(1,629)	71	(4.4)
Personnel	(927)	(966)	39	(4.1)
Other general administrative expenses	(631)	(663)	32	(4.8)
Depreciation and amortisation	(243)	(202)	(41)	20.3

Net operating income	2,620	2,470	150	6.1

Net loan-loss provisions	(680)	(808)	128	(15.9)
Other income	(88)	1	(88)	—

Profit before taxes	1,853	1,663	190	11.4

Tax on profit	(518)	(468)	(50)	10.6

Profit from continuing operations	1,335	1,195	140	11.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,335	1,195	140	11.7

Minority interests	0	0	0	—

Attributable profit to the Group	1,334	1,195	140	11.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	791	855	868	888	938	937	930	905

Net fees	200	203	226	194	186	186	180	168
Gains (losses) on financial transactions	38	(3)	(13)	34	(3)	2	(1)	(28)
Other operating income*	6	6	4	5	5	5	5	6

Gross income	1,036	1,061	1,085	1,120	1,126	1,130	1,114	1,051

Operating expenses	(463)	(464)	(452)	(451)	(452)	(455)	(445)	(449)
General administrative expenses	(417)	(410)	(401)	(401)	(390)	(393)	(388)	(387)
Personnel	(249)	(240)	(236)	(241)	(234)	(239)	(229)	(225)
Other general administrative expenses	(168)	(170)	(165)	(159)	(156)	(155)	(159)	(162)
Depreciation and amortisation	(46)	(54)	(51)	(51)	(63)	(62)	(57)	(61)

Net operating income	572	597	632	668	674	675	669	602

Net loan-loss provisions	(190)	(215)	(201)	(202)	(206)	(181)	(159)	(134)
Other income	1	0	0	(0)	(5)	(4)	(5)	(74)

Profit before taxes	383	383	431	466	464	489	506	394

Tax on profit	(95)	(101)	(121)	(151)	(133)	(127)	(152)	(106)

Profit from continuing operations	288	282	310	314	331	362	354	288

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	288	282	310	314	331	362	354	288

Minority interests	—	—	0	0	0	0	0	0

Attributable profit to the Group	288	282	310	314	331	362	354	287

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	12,931	10,453	2,478	23.7

Net fees	3,713	3,115	598	19.2
Gains (losses) on financial transactions	983	975	9	0.9
Other operating income*	(277)	(77)	(199)	257.0

Gross income	17,351	14,466	2,885	19.9

Operating expenses	(7,187)	(5,908)	(1,280)	21.7
General administrative expenses	(6,471)	(5,384)	(1,087)	20.2
Personnel	(3,474)	(2,780)	(694)	25.0
Other general administrative expenses	(2,997)	(2,604)	(393)	15.1
Depreciation and amortisation	(716)	(523)	(193)	36.8

Net operating income	10,163	8,558	1,605	18.8

Net loan-loss provisions	(4,682)	(4,952)	270	(5.4)
Other income	(716)	(646)	(71)	11.0

Profit before taxes	4,765	2,961	1,804	60.9

Tax on profit	(1,011)	(519)	(491)	94.6

Profit from continuing operations	3,754	2,442	1,313	53.8

Net profit from discontinued operations	—	90	(90)	(100.0)

Consolidated profit	3,754	2,532	1,223	48.3

Minority interests	558	274	284	103.8

Attributable profit to the Group	3,196	2,258	938	41.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	2,347	2,543	2,706	2,858	2,972	3,265	3,371	3,323

Net fees	708	781	806	820	829	949	971	964
Gains (losses) on financial transactions	219	175	313	268	169	259	280	275
Other operating income*	4	(18)	(4)	(60)	(37)	(71)	(84)	(84)

Gross income	3,278	3,481	3,821	3,886	3,932	4,402	4,538	4,479

Operating expenses	(1,373)	(1,431)	(1,508)	(1,595)	(1,602)	(1,826)	(1,878)	(1,881)
General administrative expenses	(1,253)	(1,305)	(1,372)	(1,455)	(1,448)	(1,649)	(1,696)	(1,679)
Personnel	(644)	(686)	(697)	(753)	(760)	(874)	(904)	(937)
Other general administrative expenses	(609)	(618)	(674)	(703)	(688)	(775)	(792)	(742)
Depreciation and amortisation	(120)	(127)	(137)	(139)	(154)	(178)	(182)	(203)

Net operating income	1,905	2,050	2,313	2,291	2,330	2,575	2,661	2,598

Net loan-loss provisions	(1,121)	(1,206)	(1,362)	(1,262)	(1,257)	(1,244)	(1,040)	(1,142)
Other income	(175)	(215)	(150)	(106)	(247)	(183)	(232)	(55)

Profit before taxes	610	628	800	923	827	1,149	1,389	1,401

Tax on profit	(170)	(76)	(130)	(143)	(98)	(231)	(300)	(382)

Profit from continuing operations	439	552	670	780	729	917	1,090	1,019

Net profit from discontinued operations	84	3	1	1	—	—	—	—

Consolidated profit	524	556	671	781	729	917	1,090	1,019

Minority interests	46	50	53	125	110	135	168	145

Attributable profit to the Group	478	506	618	656	619	782	922	874

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	17,105	14,537	2,569	17.7

Net fees	4,912	4,332	580	13.4
Gains (losses) on financial transactions	1,301	1,356	(55)	(4.0)
Other operating income*	(366)	(108)	(258)	239.6

Gross income	22,952	20,116	2,836	14.1

Operating expenses	(9,508)	(8,215)	(1,293)	15.7
General administrative expenses	(8,560)	(7,487)	(1,073)	14.3
Personnel	(4,596)	(3,866)	(730)	18.9
Other general administrative expenses	(3,965)	(3,622)	(343)	9.5
Depreciation and amortisation	(947)	(728)	(220)	30.2

Net operating income	13,444	11,901	1,543	13.0

Net loan-loss provisions	(6,193)	(6,886)	693	(10.1)
Other income	(948)	(898)	(50)	5.6

Profit before taxes	6,304	4,118	2,186	53.1

Tax on profit	(1,337)	(722)	(615)	85.1

Profit from continuing operations	4,966	3,395	1,571	46.3

Net profit from discontinued operations	—	125	(125)	(100.0)

Consolidated profit	4,966	3,521	1,446	41.1

Minority interests	738	381	357	93.9

Attributable profit to the Group	4,228	3,140	1,088	34.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	3,055	3,455	3,848	4,178	4,107	4,141	4,351	4,506

Net fees	922	1,061	1,147	1,202	1,146	1,206	1,253	1,307
Gains (losses) on financial transactions	285	239	440	391	233	333	363	372
Other operating income*	6	(24)	(5)	(84)	(52)	(92)	(109)	(113)

Gross income	4,268	4,731	5,429	5,687	5,434	5,588	5,858	6,073

Operating expenses	(1,788)	(1,946)	(2,148)	(2,333)	(2,214)	(2,320)	(2,424)	(2,550)
General administrative expenses	(1,631)	(1,774)	(1,953)	(2,129)	(2,001)	(2,094)	(2,189)	(2,276)
Personnel	(838)	(933)	(994)	(1,101)	(1,050)	(1,110)	(1,168)	(1,268)
Other general administrative expenses	(793)	(841)	(959)	(1,028)	(951)	(984)	(1,022)	(1,008)
Depreciation and amortisation	(157)	(172)	(194)	(204)	(213)	(226)	(235)	(274)

Net operating income	2,480	2,785	3,282	3,354	3,220	3,268	3,434	3,523

Net loan-loss provisions	(1,459)	(1,639)	(1,933)	(1,854)	(1,737)	(1,571)	(1,335)	(1,551)
Other income	(227)	(292)	(218)	(161)	(341)	(227)	(299)	(81)

Profit before taxes	794	854	1,131	1,339	1,142	1,470	1,800	1,892

Tax on profit	(222)	(106)	(186)	(209)	(135)	(300)	(389)	(512)

Profit from continuing operations	572	748	945	1,129	1,007	1,170	1,411	1,379

Net profit from discontinued operations	110	7	5	3	—	—	—	—

Consolidated profit	682	756	950	1,133	1,007	1,170	1,411	1,379

Minority interests	59	68	75	178	152	173	217	196

Attributable profit to the Group	623	688	875	955	855	997	1,193	1,183

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	9,201	7,217	1,984	27.5

Net fees	2,366	1,941	425	21.9
Gains (losses) on financial transactions	844	579	265	45.8
Other operating income*	(221)	(40)	(181)	447.4

Gross income	12,190	9,697	2,493	25.7

Operating expenses	(4,901)	(3,960)	(941)	23.8
General administrative expenses	(4,424)	(3,632)	(792)	21.8
Personnel	(2,322)	(1,799)	(522)	29.0
Other general administrative expenses	(2,102)	(1,833)	(269)	14.7
Depreciation and amortisation	(477)	(328)	(149)	45.5

Net operating income	7,289	5,737	1,552	27.1

Net loan-loss provisions	(3,712)	(3,528)	(184)	5.2
Other income	(728)	(630)	(98)	15.6

Profit before taxes	2,848	1,579	1,270	80.4

Tax on profit	(715)	(382)	(333)	87.1

Profit from continuing operations	2,133	1,196	937	78.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,133	1,196	937	78.3

Minority interests	335	66	269	404.3

Attributable profit to the Group	1,798	1,130	668	59.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	1,543	1,722	1,907	2,045	2,102	2,295	2,417	2,387

Net fees	420	480	516	525	528	604	625	610
Gains (losses) on financial transactions	103	38	253	185	130	226	221	267
Other operating income*	20	(9)	1	(52)	(23)	(61)	(67)	(70)

Gross income	2,086	2,231	2,677	2,703	2,736	3,063	3,196	3,194

Operating expenses	(886)	(950)	(1,019)	(1,105)	(1,094)	(1,240)	(1,283)	(1,284)
General administrative expenses	(809)	(871)	(933)	(1,019)	(992)	(1,125)	(1,160)	(1,146)
Personnel	(402)	(439)	(455)	(504)	(507)	(577)	(605)	(633)
Other general administrative expenses	(408)	(432)	(478)	(515)	(485)	(548)	(555)	(514)
Depreciation and amortisation	(76)	(79)	(86)	(86)	(102)	(114)	(123)	(138)

Net operating income	1,200	1,281	1,658	1,598	1,642	1,824	1,913	1,910

Net loan-loss provisions	(702)	(792)	(1,044)	(990)	(959)	(989)	(833)	(931)
Other income	(165)	(209)	(142)	(113)	(222)	(176)	(216)	(113)

Profit before taxes	332	280	472	494	462	658	864	865

Tax on profit	(140)	(26)	(77)	(140)	(53)	(148)	(225)	(289)

Profit from continuing operations	193	253	396	355	409	510	639	576

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	193	253	396	355	409	510	639	576

Minority interests	2	5	7	53	59	70	104	102

Attributable profit to the Group	191	248	389	302	350	440	534	473

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	17.01	17.43	16.68	16.02	16.13	16.23	15.81	15.42

Spread loans	15.94	16.39	15.81	15.12	15.26	15.29	14.73	14.29
Spread deposits	1.07	1.04	0.87	0.90	0.87	0.94	1.08	1.13

Retail Banking Brazil
Million dollars

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	12,171	10,037	2,135	21.3

Net fees	3,130	2,699	431	16.0
Gains (losses) on financial transactions	1,116	805	311	38.7
Other operating income*	(293)	(56)	(237)	420.7

Gross income	16,124	13,484	2,640	19.6

Operating expenses	(6,483)	(5,507)	(976)	17.7
General administrative expenses	(5,852)	(5,051)	(801)	15.9
Personnel	(3,071)	(2,502)	(569)	22.7
Other general administrative expenses	(2,781)	(2,549)	(232)	9.1
Depreciation and amortisation	(631)	(456)	(175)	38.4

Net operating income	9,642	7,978	1,664	20.9

Net loan-loss provisions	(4,911)	(4,907)	(4)	0.1
Other income	(963)	(876)	(87)	9.9

Profit before taxes	3,768	2,195	1,573	71.7

Tax on profit	(946)	(532)	(415)	78.0

Profit from continuing operations	2,822	1,663	1,158	69.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,822	1,663	1,158	69.6

Minority interests	443	92	351	379.7

Attributable profit to the Group	2,378	1,571	807	51.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	2,009	2,338	2,707	2,982	2,905	2,910	3,120	3,236

Net fees	547	652	733	767	729	767	806	827
Gains (losses) on financial transactions	134	54	349	268	179	291	286	360
Other operating income*	26	(12)	2	(72)	(32)	(79)	(86)	(95)

Gross income	2,716	3,032	3,791	3,946	3,781	3,889	4,126	4,328

Operating expenses	(1,154)	(1,291)	(1,450)	(1,613)	(1,512)	(1,575)	(1,656)	(1,740)
General administrative expenses	(1,054)	(1,183)	(1,327)	(1,487)	(1,371)	(1,430)	(1,498)	(1,554)
Personnel	(523)	(596)	(647)	(735)	(701)	(733)	(781)	(856)
Other general administrative expenses	(531)	(587)	(680)	(752)	(670)	(697)	(717)	(698)
Depreciation and amortisation	(100)	(108)	(123)	(126)	(140)	(145)	(159)	(186)

Net operating income	1,562	1,741	2,341	2,333	2,270	2,314	2,470	2,588

Net loan-loss provisions	(914)	(1,075)	(1,472)	(1,445)	(1,325)	(1,251)	(1,070)	(1,264)
Other income	(215)	(284)	(205)	(172)	(306)	(220)	(279)	(157)

Profit before taxes	433	382	664	716	638	843	1,120	1,167

Tax on profit	(182)	(39)	(110)	(201)	(73)	(193)	(293)	(388)

Profit from continuing operations	251	343	554	516	565	650	827	780

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	251	343	554	516	565	650	827	780

Minority interests	3	7	10	73	81	89	135	138

Attributable profit to the Group	248	336	544	442	484	561	692	641

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	21,403	19,903	1,500	7.5

Net fees	5,504	5,352	152	2.8
Gains (losses) on financial transactions	1,963	1,596	367	23.0
Other operating income*	(515)	(111)	(403)	361.7

Gross income	28,355	26,740	1,615	6.0

Operating expenses	(11,400)	(10,920)	(480)	4.4
General administrative expenses	(10,291)	(10,016)	(275)	2.7
Personnel	(5,400)	(4,961)	(439)	8.8
Other general administrative expenses	(4,891)	(5,055)	164	(3.3)
Depreciation and amortisation	(1,109)	(904)	(205)	22.7

Net operating income	16,955	15,820	1,135	7.2

Net loan-loss provisions	(8,636)	(9,730)	1,094	(11.2)
Other income	(1,693)	(1,737)	44	(2.5)

Profit before taxes	6,626	4,353	2,273	52.2

Tax on profit	(1,664)	(1,054)	(610)	57.8

Profit from continuing operations	4,962	3,299	1,663	50.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,962	3,299	1,663	50.4

Minority interests	780	183	597	325.4

Attributable profit to the Group	4,182	3,115	1,066	34.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	4,656	4,866	5,097	5,285	5,234	5,216	5,458	5,494

Net fees	1,267	1,359	1,377	1,350	1,314	1,375	1,411	1,404
Gains (losses) on financial transactions	310	100	701	484	323	522	501	617
Other operating income*	60	(29)	2	(145)	(58)	(143)	(152)	(162)

Gross income	6,293	6,296	7,177	6,974	6,813	6,971	7,218	7,353

Operating expenses	(2,673)	(2,681)	(2,715)	(2,851)	(2,724)	(2,823)	(2,897)	(2,956)
General administrative expenses	(2,443)	(2,457)	(2,485)	(2,631)	(2,471)	(2,563)	(2,619)	(2,638)
Personnel	(1,212)	(1,240)	(1,209)	(1,301)	(1,263)	(1,314)	(1,366)	(1,457)
Other general administrative expenses	(1,230)	(1,218)	(1,276)	(1,330)	(1,207)	(1,249)	(1,253)	(1,181)
Depreciation and amortisation	(231)	(223)	(230)	(219)	(253)	(260)	(278)	(318)

Net operating income	3,620	3,615	4,462	4,123	4,089	4,148	4,321	4,397

Net loan-loss provisions	(2,119)	(2,239)	(2,815)	(2,557)	(2,388)	(2,242)	(1,863)	(2,143)
Other income	(499)	(594)	(367)	(277)	(552)	(394)	(489)	(259)

Profit before taxes	1,003	782	1,279	1,289	1,149	1,511	1,970	1,995

Tax on profit	(421)	(63)	(202)	(368)	(131)	(346)	(517)	(669)

Profit from continuing operations	582	719	1,078	920	1,018	1,165	1,452	1,326

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	582	719	1,078	920	1,018	1,165	1,452	1,326

Minority interests	6	14	19	144	146	159	238	236

Attributable profit to the Group	575	705	1,059	776	872	1,006	1,214	1,090

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	1,404	1,336	68	5.1

Net fees	453	420	33	7.9
Gains (losses) on financial transactions	15	169	(154)	(91.4)
Other operating income*	(31)	(33)	3	(8.2)

Gross income	1,841	1,891	(50)	(2.6)

Operating expenses	(804)	(703)	(101)	14.4
General administrative expenses	(707)	(625)	(82)	13.2
Personnel	(363)	(327)	(36)	11.0
Other general administrative expenses	(344)	(298)	(47)	15.7
Depreciation and amortisation	(96)	(78)	(18)	23.7

Net operating income	1,038	1,189	(151)	(12.7)

Net loan-loss provisions	(467)	(767)	300	(39.1)
Other income	(29)	(26)	(3)	12.9

Profit before taxes	542	396	146	36.8

Tax on profit	(35)	2	(36)	—

Profit from continuing operations	507	398	110	27.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	507	398	110	27.5

Minority interests	77	102	(25)	(24.9)

Attributable profit to the Group	430	296	135	45.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	356	329	327	324	337	373	355	339

Net fees	101	112	106	102	103	119	115	117
Gains (losses) on financial transactions	38	75	28	28	(1)	7	19	(11)
Other operating income*	(13)	(8)	(7)	(6)	(13)	(4)	(11)	(3)

Gross income	482	508	454	447	425	495	478	442

Operating expenses	(177)	(174)	(176)	(177)	(184)	(205)	(206)	(209)
General administrative expenses	(159)	(153)	(156)	(157)	(163)	(178)	(183)	(185)
Personnel	(80)	(85)	(80)	(82)	(84)	(91)	(93)	(94)
Other general administrative expenses	(79)	(68)	(76)	(74)	(78)	(86)	(89)	(91)
Depreciation and amortisation	(17)	(21)	(20)	(20)	(21)	(27)	(24)	(24)

Net operating income	305	334	279	270	242	291	272	233

Net loan-loss provisions	(215)	(229)	(172)	(150)	(133)	(122)	(102)	(110)
Other income	(4)	(9)	(11)	(2)	(10)	(20)	(9)	10

Profit before taxes	86	97	95	118	99	149	161	134

Tax on profit	(5)	(13)	(12)	31	5	(25)	(18)	3

Profit from continuing operations	80	84	83	150	103	124	143	137

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	80	84	83	150	103	124	143	137

Minority interests	21	22	22	38	27	28	22	0

Attributable profit to the Group	60	62	62	112	77	96	121	137

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	14.19	13.35	12.49	12.28	12.08	11.42	11.23	10.98

Spread loans	10.83	10.77	10.40	10.21	10.03	9.50	9.20	8.93
Spread deposits	3.36	2.58	2.09	2.07	2.05	1.92	2.03	2.05

Retail Banking Mexico
Million dollars

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	1,857	1,857	(0)	(0.0)

Net fees	600	584	15	2.6
Gains (losses) on financial transactions	19	235	(215)	(91.8)
Other operating income*	(41)	(46)	6	(12.7)

Gross income	2,436	2,630	(194)	(7.4)

Operating expenses	(1,063)	(977)	(86)	8.8
General administrative expenses	(936)	(869)	(67)	7.7
Personnel	(480)	(455)	(25)	5.5
Other general administrative expenses	(455)	(414)	(42)	10.0
Depreciation and amortisation	(127)	(108)	(19)	17.7

Net operating income	1,373	1,653	(280)	(17.0)

Net loan-loss provisions	(617)	(1,066)	449	(42.1)
Other income	(38)	(36)	(3)	7.4

Profit before taxes	717	551	166	30.2

Tax on profit	(46)	2	(48)	—

Profit from continuing operations	671	553	118	21.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	671	553	118	21.3

Minority interests	101	142	(40)	(28.5)

Attributable profit to the Group	569	411	158	38.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	463	448	469	477	465	473	458	461

Net fees	131	152	151	150	142	151	148	158
Gains (losses) on financial transactions	49	101	42	42	(1)	9	25	(14)
Other operating income*	(17)	(11)	(10)	(9)	(18)	(4)	(14)	(4)

Gross income	627	691	651	660	588	630	617	601

Operating expenses	(230)	(237)	(251)	(260)	(254)	(260)	(266)	(283)
General administrative expenses	(207)	(208)	(223)	(230)	(225)	(225)	(236)	(250)
Personnel	(105)	(115)	(114)	(121)	(117)	(116)	(120)	(128)
Other general administrative expenses	(103)	(93)	(109)	(109)	(108)	(109)	(116)	(123)
Depreciation and amortisation	(22)	(29)	(28)	(29)	(29)	(34)	(31)	(33)

Net operating income	397	454	401	401	334	370	351	318

Net loan-loss provisions	(280)	(311)	(250)	(226)	(184)	(153)	(131)	(150)
Other income	(5)	(12)	(15)	(3)	(14)	(26)	(11)	13

Profit before taxes	112	131	136	172	136	191	209	182

Tax on profit	(7)	(17)	(17)	43	7	(33)	(24)	4

Profit from continuing operations	105	115	119	215	143	157	185	186

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	105	115	119	215	143	157	185	186

Minority interests	27	30	31	54	37	35	28	1

Attributable profit to the Group	78	84	88	161	106	122	157	184

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	23,446	25,077	(1,631)	(6.5)

Net fees	7,573	7,891	(319)	(4.0)
Gains (losses) on financial transactions	243	3,169	(2,926)	(92.3)
Other operating income*	(512)	(627)	115	(18.3)

Gross income	30,750	35,511	(4,761)	(13.4)

Operating expenses	(13,421)	(13,194)	(227)	1.7
General administrative expenses	(11,814)	(11,734)	(80)	0.7
Personnel	(6,064)	(6,145)	81	(1.3)
Other general administrative expenses	(5,750)	(5,589)	(161)	2.9
Depreciation and amortisation	(1,607)	(1,460)	(147)	10.1

Net operating income	17,328	22,316	(4,988)	(22.4)

Net loan-loss provisions	(7,794)	(14,398)	6,604	(45.9)
Other income	(483)	(481)	(2)	0.4

Profit before taxes	9,052	7,438	1,614	21.7

Tax on profit	(581)	29	(611)	—

Profit from continuing operations	8,470	7,467	1,003	13.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	8,470	7,467	1,003	13.4

Minority interests	1,281	1,917	(636)	(33.2)

Attributable profit to the Group	7,189	5,550	1,639	29.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	6,667	5,954	6,213	6,243	5,940	5,942	5,863	5,701

Net fees	1,887	2,036	2,007	1,962	1,809	1,904	1,901	1,959
Gains (losses) on financial transactions	712	1,374	542	541	(14)	117	317	(177)
Other operating income*	(239)	(139)	(135)	(114)	(231)	(50)	(182)	(49)

Gross income	9,027	9,225	8,627	8,632	7,503	7,913	7,899	7,435

Operating expenses	(3,309)	(3,152)	(3,330)	(3,403)	(3,240)	(3,261)	(3,410)	(3,511)
General administrative expenses	(2,986)	(2,769)	(2,960)	(3,019)	(2,867)	(2,830)	(3,015)	(3,102)
Personnel	(1,508)	(1,533)	(1,516)	(1,587)	(1,490)	(1,456)	(1,537)	(1,581)
Other general administrative expenses	(1,477)	(1,236)	(1,444)	(1,431)	(1,377)	(1,375)	(1,478)	(1,520)
Depreciation and amortisation	(323)	(383)	(370)	(384)	(373)	(431)	(395)	(409)

Net operating income	5,718	6,073	5,296	5,230	4,264	4,652	4,488	3,924

Net loan-loss provisions	(4,034)	(4,150)	(3,288)	(2,926)	(2,347)	(1,918)	(1,678)	(1,851)
Other income	(78)	(163)	(200)	(39)	(177)	(333)	(146)	173

Profit before taxes	1,605	1,759	1,808	2,265	1,740	2,401	2,665	2,246

Tax on profit	(98)	(230)	(227)	584	85	(421)	(301)	57

Profit from continuing operations	1,507	1,528	1,582	2,850	1,824	1,979	2,364	2,303

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,507	1,528	1,582	2,850	1,824	1,979	2,364	2,303

Minority interests	388	402	409	719	473	439	360	9

Attributable profit to the Group	1,120	1,127	1,173	2,131	1,351	1,540	2,004	2,295

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	1,357	1,073	284	26.5

Net fees	354	297	57	19.1
Gains (losses) on financial transactions	30	105	(76)	(71.8)
Other operating income*	(20)	(5)	(15)	314.2

Gross income	1,721	1,470	250	17.0

Operating expenses	(653)	(522)	(132)	25.2
General administrative expenses	(575)	(460)	(115)	25.0
Personnel	(361)	(279)	(82)	29.2
Other general administrative expenses	(214)	(181)	(33)	18.4
Depreciation and amortisation	(78)	(62)	(17)	27.1

Net operating income	1,067	948	119	12.5

Net loan-loss provisions	(315)	(416)	101	(24.3)
Other income	31	31	(0)	(0.7)

Profit before taxes	782	563	220	39.0

Tax on profit	(120)	(73)	(48)	65.6

Profit from continuing operations	662	490	172	35.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	662	490	172	35.1

Minority interests	143	98	46	46.6

Attributable profit to the Group	519	392	126	32.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	233	284	269	287	309	350	350	349

Net fees	73	74	75	76	79	87	90	97
Gains (losses) on financial transactions	45	26	19	16	11	4	11	4
Other operating income*	(1)	1	(1)	(4)	(3)	(4)	(4)	(8)

Gross income	350	384	361	374	395	437	447	442

Operating expenses	(125)	(134)	(131)	(132)	(143)	(168)	(168)	(175)
General administrative expenses	(111)	(118)	(115)	(116)	(124)	(147)	(150)	(154)
Personnel	(68)	(71)	(70)	(71)	(75)	(95)	(93)	(98)
Other general administrative expenses	(43)	(47)	(46)	(45)	(50)	(52)	(57)	(56)
Depreciation and amortisation	(14)	(16)	(16)	(16)	(18)	(20)	(18)	(22)

Net operating income	226	251	230	242	252	269	279	267

Net loan-loss provisions	(128)	(118)	(94)	(76)	(111)	(83)	(64)	(58)
Other income	7	3	2	19	(7)	9	(6)	35

Profit before taxes	104	136	138	185	134	195	209	244

Tax on profit	(18)	(19)	(20)	(17)	(20)	(28)	(21)	(51)

Profit from continuing operations	87	117	118	168	114	167	189	193

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	87	117	118	168	114	167	189	193

Minority interests	20	21	22	35	24	36	41	42

Attributable profit to the Group	67	96	96	133	90	130	148	151

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.92	7.81	7.48	7.38	7.49	7.33	7.03	6.69

Spread loans	5.90	5.89	5.61	5.26	5.24	5.03	4.76	4.52
Spread deposits	2.02	1.92	1.87	2.12	2.25	2.30	2.27	2.17

Retail Banking Chile
Million dollars

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	1,795	1,492	303	20.3

Net fees	468	413	55	13.3
Gains (losses) on financial transactions	39	147	(107)	(73.2)
Other operating income*	(26)	(7)	(19)	294.0

Gross income	2,276	2,045	231	11.3

Operating expenses	(864)	(726)	(139)	19.1
General administrative expenses	(761)	(640)	(121)	18.9
Personnel	(477)	(388)	(89)	22.9
Other general administrative expenses	(283)	(252)	(32)	12.6
Depreciation and amortisation	(104)	(86)	(18)	20.9

Net operating income	1,412	1,319	93	7.0

Net loan-loss provisions	(417)	(579)	162	(28.0)
Other income	41	43	(2)	(5.5)

Profit before taxes	1,035	783	252	32.2

Tax on profit	(159)	(101)	(58)	57.5

Profit from continuing operations	876	682	194	28.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	876	682	194	28.5

Minority interests	190	136	54	39.4

Attributable profit to the Group	686	546	140	25.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	303	385	383	420	427	444	452	473

Net fees	94	101	107	111	109	111	117	132
Gains (losses) on financial transactions	59	36	28	24	15	4	14	6
Other operating income*	(1)	1	(1)	(5)	(5)	(5)	(5)	(11)

Gross income	456	522	516	550	546	554	577	599

Operating expenses	(163)	(182)	(187)	(194)	(197)	(213)	(217)	(237)
General administrative expenses	(144)	(161)	(165)	(171)	(172)	(187)	(193)	(208)
Personnel	(88)	(97)	(100)	(104)	(103)	(121)	(120)	(133)
Other general administrative expenses	(56)	(64)	(65)	(66)	(69)	(66)	(73)	(75)
Depreciation and amortisation	(19)	(21)	(23)	(23)	(25)	(26)	(23)	(29)

Net operating income	294	340	329	356	349	341	360	362

Net loan-loss provisions	(167)	(161)	(136)	(115)	(153)	(104)	(81)	(79)
Other income	9	4	3	26	(10)	13	(8)	46

Profit before taxes	136	184	196	267	186	250	271	329

Tax on profit	(23)	(25)	(28)	(25)	(28)	(36)	(27)	(68)

Profit from continuing operations	113	159	168	242	158	213	244	260

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	113	159	168	242	158	213	244	260

Minority interests	26	29	31	50	34	47	53	56

Attributable profit to the Group	87	130	137	192	124	167	191	204

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	914,411	831,609	82,802	10.0

Net fees	238,346	230,246	8,100	3.5
Gains (losses) on financial transactions	20,028	81,729	(61,701)	(75.5)
Other operating income*	(13,212)	(3,669)	(9,542)	260.1

Gross income	1,159,573	1,139,915	19,658	1.7

Operating expenses	(440,362)	(404,587)	(35,776)	8.8
General administrative expenses	(387,597)	(356,832)	(30,765)	8.6
Personnel	(243,248)	(216,582)	(26,666)	12.3
Other general administrative expenses	(144,349)	(140,250)	(4,099)	2.9
Depreciation and amortisation	(52,765)	(47,754)	(5,011)	10.5

Net operating income	719,210	735,328	(16,118)	(2.2)

Net loan-loss provisions	(212,584)	(322,885)	110,301	(34.2)
Other income	20,642	23,910	(3,269)	(13.7)

Profit before taxes	527,267	436,353	90,914	20.8

Tax on profit	(81,082)	(56,322)	(24,760)	44.0

Profit from continuing operations	446,185	380,031	66,154	17.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	446,185	380,031	66,154	17.4

Minority interests	96,643	75,854	20,788	27.4

Attributable profit to the Group	349,543	304,177	45,366	14.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	183,518	219,374	209,564	219,154	221,504	235,859	230,521	226,526

Net fees	57,100	56,919	58,293	57,933	56,501	58,838	59,570	63,436
Gains (losses) on financial transactions	35,770	19,660	14,462	11,837	7,736	2,312	7,302	2,677
Other operating income*	(481)	422	(746)	(2,865)	(2,400)	(2,626)	(2,688)	(5,498)

Gross income	275,907	296,375	281,573	286,059	283,342	294,384	294,705	287,142

Operating expenses	(98,283)	(103,227)	(102,241)	(100,836)	(102,265)	(113,269)	(110,665)	(114,163)
General administrative expenses	(87,080)	(91,204)	(89,880)	(88,668)	(89,220)	(99,510)	(98,751)	(100,116)
Personnel	(53,206)	(54,861)	(54,360)	(54,155)	(53,490)	(64,290)	(61,466)	(64,002)
Other general administrative expenses	(33,874)	(36,343)	(35,520)	(34,513)	(35,729)	(35,221)	(37,285)	(36,115)
Depreciation and amortisation	(11,202)	(12,024)	(12,360)	(12,168)	(13,045)	(13,759)	(11,914)	(14,047)

Net operating income	177,624	193,148	179,333	185,224	181,077	181,115	184,039	172,979

Net loan-loss provisions	(101,133)	(90,666)	(73,121)	(57,965)	(79,424)	(55,449)	(40,972)	(36,740)
Other income	5,661	2,431	1,368	14,450	(5,238)	6,695	(4,389)	23,574

Profit before taxes	82,151	104,913	107,579	141,709	96,415	132,362	138,678	159,813

Tax on profit	(13,841)	(14,341)	(15,310)	(12,830)	(14,335)	(19,268)	(13,590)	(33,889)

Profit from continuing operations	68,310	90,572	92,270	128,879	82,080	113,094	125,088	125,924

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	68,310	90,572	92,270	128,879	82,080	113,094	125,088	125,924

Minority interests	15,565	16,408	17,190	26,691	17,504	24,748	27,202	27,189

Attributable profit to the Group	52,745	74,164	75,079	102,188	64,575	88,346	97,887	98,735

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	2,676	2,508	168	6.7

Net fees	1,292	1,127	165	14.6
Gains (losses) on financial transactions	1,364	1,384	(19)	(1.4)
Other operating income*	175	165	9	5.7

Gross income	5,508	5,184	323	6.2

Operating expenses	(1,480)	(1,257)	(223)	17.7
General administrative expenses	(1,343)	(1,168)	(175)	15.0
Personnel	(898)	(758)	(141)	18.6
Other general administrative expenses	(445)	(411)	(34)	8.3
Depreciation and amortisation	(137)	(89)	(48)	54.4

Net operating income	4,027	3,927	100	2.6

Net loan-loss provisions	(5)	34	(39)	—
Other income	(16)	2	(17)	—

Profit before taxes	4,007	3,963	44	1.1

Tax on profit	(1,071)	(1,084)	13	(1.2)

Profit from continuing operations	2,936	2,879	57	2.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,936	2,879	57	2.0

Minority interests	238	132	107	81.1

Attributable profit to the Group (1)	2,698	2,748	(50)	(1.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 2,733 million (-0.5%).

			Variation
	31.12.10	31.12.09	Amount	%
Business volumes
Total assets	281,937	254,288	27,648	10.9
Customer loans	69,179	63,237	5,942	9.4
Customer deposits	83,689	52,312	31,376	60.0

Global Wholesale Banking
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	630	677	640	562	627	699	619	732

Net fees	263	354	254	257	313	319	334	326
Gains (losses) on financial transactions	382	381	383	237	508	290	325	241
Other operating income*	21	48	35	61	3	80	30	62

Gross income	1,297	1,460	1,311	1,116	1,451	1,387	1,309	1,361

Operating expenses	(300)	(295)	(308)	(354)	(338)	(374)	(380)	(388)
General administrative expenses	(278)	(275)	(283)	(332)	(309)	(337)	(346)	(351)
Personnel	(173)	(173)	(187)	(224)	(192)	(237)	(227)	(243)
Other general administrative expenses	(105)	(102)	(96)	(108)	(117)	(100)	(119)	(109)
Depreciation and amortisation	(22)	(20)	(25)	(22)	(29)	(37)	(34)	(37)

Net operating income	997	1,165	1,003	762	1,113	1,013	929	972

Net loan-loss provisions	(16)	25	6	19	50	(26)	(29)	0
Other income	(6)	(11)	(11)	29	(9)	(19)	6	7

Profit before taxes	975	1,180	998	810	1,154	967	906	980

Tax on profit	(269)	(327)	(292)	(195)	(311)	(259)	(241)	(260)

Profit from continuing operations	706	853	706	615	843	709	664	720

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	706	853	706	615	843	709	664	720

Minority interests	27	31	27	47	64	66	58	50

Attributable profit to the Group (1)	679	822	679	568	779	642	606	670

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 641 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Business volumes
Total assets	260,373	264,873	253,821	254,288	254,062	272,725	300,000	281,937
Customer loans	76,750	72,674	69,071	63,237	60,992	69,550	68,652	69,179
Customer deposits	58,475	52,139	43,149	52,312	57,989	72,399	77,783	83,689

Asset Management and Insurance
Million euros

			Variation
	2010	2009	Amount	%
Income statement
Net interest income	232	201	31	15.6

Net fees	425	431	(6)	(1.5)
Gains (losses) on financial transactions	49	34	15	45.0
Other operating income*	375	339	37	10.9

Gross income	1,081	1,004	77	7.7

Operating expenses	(343)	(311)	(32)	10.3
General administrative expenses	(295)	(279)	(17)	5.9
Personnel	(161)	(149)	(12)	7.9
Other general administrative expenses	(134)	(130)	(5)	3.7
Depreciation and amortisation	(47)	(32)	(15)	48.3

Net operating income	739	694	45	6.5

Net loan-loss provisions	(0)	8	(8)	—
Other income	(17)	(54)	37	(68.0)

Profit before taxes	721	648	74	11.4

Tax on profit	(200)	(219)	19	(8.6)

Profit from continuing operations	521	428	92	21.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	521	428	92	21.6

Minority interests	59	28	32	114.1

Attributable profit to the Group	462	401	61	15.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.10	31.12.09	Amount	%
Business volumes
Total assets	33,060	29,746	3,314	11.1
Customer loans	459	590	(131)	(22.2)
Customer deposits	4,100	506	3,594	710.3

Asset Management and Insurance
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10
Income statement
Net interest income	47	55	50	49	38	52	60	82

Net fees	111	115	103	102	104	105	108	108
Gains (losses) on financial transactions	5	7	11	11	12	7	15	15
Other operating income*	88	92	80	78	89	111	89	86

Gross income	251	268	244	241	243	276	272	291

Operating expenses	(78)	(76)	(74)	(82)	(74)	(80)	(85)	(104)
General administrative expenses	(72)	(68)	(67)	(73)	(66)	(72)	(77)	(80)
Personnel	(38)	(40)	(38)	(34)	(39)	(40)	(41)	(41)
Other general administrative expenses	(34)	(28)	(29)	(39)	(27)	(32)	(37)	(39)
Depreciation and amortisation	(7)	(8)	(7)	(10)	(8)	(8)	(7)	(24)

Net operating income	172	192	170	159	169	196	187	186

Net loan-loss provisions	(0)	0	0	8	(0)	(0)	(0)	0
Other income	(4)	(7)	(23)	(20)	(3)	(6)	(6)	(2)

Profit before taxes	168	186	147	147	166	190	182	184

Tax on profit	(58)	(59)	(54)	(48)	(43)	(54)	(48)	(55)

Profit from continuing operations	110	126	93	99	122	136	134	129

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	110	126	93	99	122	136	134	129

Minority interests	5	5	4	14	14	16	14	16

Attributable profit to the Group	105	122	89	86	108	120	120	113

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10
Business volumes
Total assets	25,146	26,191	28,152	29,746	31,573	32,065	33,091	33,060
Customer loans	705	677	605	590	690	553	496	459
Customer deposits	415	438	475	506	533	2,419	3,449	4,100

NPL ratio
%

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10

Continental Europe	2.73	3.10	3.41	3.64	3.72	3.85	4.00	4.34

Santander Branch Network	3.14	3.50	3.86	4.38	4.65	4.78	4.90	5.52
Banesto	1.96	2.32	2.62	2.97	3.13	3.49	3.83	4.11
Santander Consumer Finance	4.64	5.14	5.46	5.39	5.12	5.23	5.13	4.95
Portugal	1.87	2.13	2.04	2.27	2.32	2.40	2.43	2.90

United Kingdom	1.25	1.54	1.65	1.71	1.87	1.84	1.76	1.76

Latin America	3.27	3.97	4.20	4.25	4.18	4.13	4.15	4.11

Brazil	3.86	4.75	5.09	5.27	5.04	5.01	4.97	4.91
Mexico	2.80	3.04	2.45	1.84	1.86	1.77	2.20	1.84
Chile	3.05	3.30	3.38	3.20	3.36	3.31	3.58	3.74

Sovereign	3.98	4.34	4.82	5.35	5.14	5.11	4.80	4.61

Operating Areas	2.45	2.80	3.06	3.21	3.32	3.35	3.39	3.53

Spain	2.40	2.72	2.98	3.41	3.59	3.71	3.88	4.24

NPL coverage
%

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10

Continental Europe	81	75	71	77	76	73	77	71

Santander Branch Network	61	57	52	65	59	53	55	52
Banesto	85	73	70	64	61	58	60	54
Santander Consumer Finance	89	90	92	97	108	111	122	128
Portugal	71	65	68	65	64	65	69	60

United Kingdom	56	45	48	44	40	41	42	46

Latin America	107	97	103	105	107	105	103	104

Brazil	107	92	95	99	100	98	98	101
Mexico	128	122	221	264	268	257	199	215
Chile	95	94	94	89	99	97	94	89

Sovereign	66	67	68	62	64	67	72	75

Operating Areas	81	74	74	76	75	74	77	75

Spain	81	71	67	73	68	64	65	58

Spreads loans and deposits
%

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10

Santander Branch Network
Spread loans	2.21	2.26	2.32	2.25	2.10	1.94	1.83	1.83
Spread deposits	1.19	0.89	0.68	0.53	0.50	0.10	0.04	0.06

SUM	3.40	3.15	3.00	2.78	2.60	2.04	1.87	1.89

Retail Banking Banesto
Spread loans	1.90	1.94	1.96	1.99	2.02	2.00	1.92	1.99
Spread deposits	0.79	0.57	0.31	0.29	0.18	(0.35)	(0.51)	(0.52)

SUM	2.69	2.51	2.27	2.28	2.20	1.65	1.41	1.47

Santander Consumer Finance
Spread loans	4.39	4.54	4.67	4.77	4.80	4.85	4.88	4.86

Retail Banking Portugal
Spread loans	1.61	1.70	1.72	1.73	1.76	1.82	1.82	1.88
Spread deposits	0.74	0.45	0.40	0.22	0.09	0.10	0.21	0.23

SUM	2.35	2.15	2.12	1.95	1.85	1.92	2.03	2.11

Retail Banking United Kingdom
Spread loans	1.13	1.44	1.67	1.82	1.90	2.01	2.08	2.19
Spread deposits	0.91	0.78	0.58	0.49	0.41	0.30	0.26	0.18

SUM	2.04	2.22	2.25	2.31	2.31	2.31	2.34	2.37

Retail Banking Brazil
Spread loans	15.94	16.39	15.81	15.12	15.26	15.29	14.73	14.29
Spread deposits	1.07	1.04	0.87	0.90	0.87	0.94	1.08	1.13

SUM	17.01	17.43	16.68	16.02	16.13	16.23	15.81	15.42

Retail Banking Mexico
Spread loans	10.83	10.77	10.40	10.21	10.03	9.50	9.20	8.93
Spread deposits	3.36	2.58	2.09	2.07	2.05	1.92	2.03	2.05

SUM	14.19	13.35	12.49	12.28	12.08	11.42	11.23	10.98

Retail Banking Chile
Spread loans	5.90	5.89	5.61	5.26	5.24	5.03	4.76	4.52
Spread deposits	2.02	1.92	1.87	2.12	2.25	2.30	2.27	2.17

SUM	7.92	7.81	7.48	7.38	7.49	7.33	7.03	6.69

Retail Banking Sovereign
Spread loans	1.88	1.90	1.88	1.91	1.94	1.96	2.04	2.08
Spread deposits	0.42	0.70	0.80	0.80	0.94	0.99	0.62	0.53

SUM	2.30	2.60	2.68	2.71	2.88	2.95	2.66	2.61

Risk-weighted assets
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10	31.12.10

Continental Europe	257,416	254,915	252,500	257,582	255,020	259,823	258,576	255,254

Santander Branch Network	74,533	76,810	77,308	76,357	75,956	75,468	73,076	70,438
Banesto	63,668	62,042	59,142	63,516	61,027	61,112	59,039	57,914
Santander Consumer	48,043	47,684	48,373	48,892	50,004	51,487	55,131	56,991
Portugal	25,198	23,338	23,007	23,992	23,360	23,430	23,181	23,417

United Kingdom	82,668	86,654	81,501	77,646	80,108	85,512	83,765	86,018

Latin America*	139,260	143,817	131,701	140,075	148,152	164,467	166,518	176,073

Brazil	73,736	79,226	78,694	84,935	88,258	99,074	101,036	107,267
Mexico	18,541	18,308	17,000	18,035	19,833	21,548	22,099	22,325
Chile	18,348	18,267	17,427	18,731	19,752	21,904	22,687	24,175

Sovereign	34,981	38,916	40,734	43,406	44,225	49,278	38,737	38,811

Operating Areas	514,325	524,302	506,436	518,709	527,505	559,080	547,596	556,155

Corporate Activities	31,763	35,119	43,211	42,975	40,044	42,438	46,097	48,730

Total	546,088	559,421	549,647	561,684	567,549	601,518	593,693	604,885

*	Venezuela disposal in Q3’09

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 3rd, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President